
10010128


SYNNEX
CORPORATION

2009

ANNUAL REPORT & PROXY STATEMENT

Company Overview

SYNNEX Corporation is a Fortune 500 Corporation and a leading business process services company. We service resellers, retailers and original equipment manufacturers (OEMs) in multiple regions around the world. We provide services in distribution, contract assembly and business process outsourcing (BPO).

The SYNNEX business model is flexible and modular to accommodate the specific needs of our customers.

SYNNEX distributes technology products from more than 100 leading IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. Our focused product categories include IT systems, peripherals, system components, packaged software and networking products.

To further enhance our business process services solutions, SYNNEX offers value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

SYNNEX combines its core strengths in distribution, demand generation, supply-chain management, contract assembly, and BPO, in an effort to help our customers gain greater efficiencies in time to market, cost minimization, real-time linkages in the supply-chain and after-market product support.

SYNNEX employs over 6,000 employees worldwide and operates in the United States, Canada, China, Japan, Mexico, the Philippines and the United Kingdom.

2009

Financials

For fiscal years ended November 30
(dollars in million, except per share amounts)

	2007	2008	2009
Net revenues	6,987	7,737	**7,719**
Operating income from continuing operations	109.5	146.4	**149.6**
Net income	63.1	83.8	**92.1**
Diluted earnings per share	1.93	2.52	**2.70**
Working capital	420	591	**763**
Total assets	1,887	2,033	**2,100**
Stockholders' equity	605	680	**818**



Letter to Shareholders

Kevin Murai, President, Chief Executive Officer and Director

Our Valued Shareholders:

"In each quarter of 2009, SYNNEX had excellent success, growing year-over-year EPS and return on invested capital (ROIC), while also growing in market share."

I shared with you last year in our letter to shareholders, that our success would be driven by our competitive position and our ability to execute and deliver value for our customer and vendor partners. In each quarter of 2009, SYNNEX had excellent success, growing year-over-year EPS and return on invested capital (ROIC), while also growing in market share. These are outstanding accomplishments, especially given the 2009 economic environment.

For fiscal 2009, even as the overall IT market experienced double digit declines in demand, SYNNEX achieved revenue of $7.72 billion, on par with fiscal 2008. Most importantly, our net income increased by 10% to $92.1 million or $2.70 per share, up from $83.8 million or $2.52 per share in fiscal 2008.

Our focus on improving working capital management continued throughout the year, an initiative that we targeted for improvement over the past few years. We are seeing the benefits of our efforts in reduced capital requirements to fund our operations; and for each quarter throughout 2009, we improved our ROIC on a year-over-year basis, with the fourth quarter marking the 9th quarter in a virtual string of year-over-year ROIC improvements.

I believe there are two essential keys to our success: first is the way we manage our business and the second is our business strategy.


Net Revenues
(dollars in billons)
$7.0
$7.7
$7.7
2007
2008
2009
Operating Income from Continuing Operations
(dollars in millons)
$109.5
$146.4
$149.6
2007
2008
2009
Net Income
(dollars in millons)
$63.1
$83.8
$92.1
2007
2008
2009
Diluted Earnings per Share
(dollars)
$1.93
$2.52
$2.70
2007
2008
2009



The way we manage our business drives competitive advantage through:

- Our *differentiated business model* that includes our core distribution segment, including our contract assembly business, and our global business services (GBS) segment;
- Our *highly efficient, low-cost operating model* with our focused line-card, proprietary ERP system and our streamlined low-cost infrastructure; and
- Our *focus on customer service and superior execution*, a result of our strong culture of perseverance and "can-do" attitude.

Our business strategy is also a key differentiator. Solid execution of our strategy has helped enable us to separate SYNNEX from its traditional competitors. We have a three-pronged strategy, consisting of:

- *Differentiation through our service offerings* including BPO, logistics, manufacturing design and assembly, true demand generation capabilities and professional services;
- Our focus on *growth and investments in adjacent, high-growth markets*, such as consumer electronics, data capture and point-of-sale, enterprise technology solutions, and managed services, which allows us to compete across the spectrum of both broad line and enterprise or value distribution markets; and
- Our focus on continuous *optimization of our core business* through cost efficiencies, working capital management, targeted line-card expansion and enhanced go-to-market capabilities.

"We believe we can continue to outperform and lead our industry with superior operational and financial metrics in the future."

These differentiators and strategic focus areas are in large part the reason that SYNNEX has been able to consistently deliver value to our customer and vendor partners and in doing so, deliver on our industry-leading financial results to you, our shareholders. This is also why we believe we can continue to outperform and lead our industry with superior operational and financial metrics in the future.

Our core distribution segment demonstrated a keen discipline throughout 2009 by continuing to improve operating margins and net income. Within this business segment, we continue to differentiate SYNNEX through superior execution, strong customer focus as well as traction and growth in our service offerings. In addition, we have focused our go-to-market efforts on high-growth verticals and technology platforms such as the healthcare industry, professional audio and visual, unified communications and enterprise computing.





In 2009, we made good progress in expanding our higher growth, higher margin business units and gained traction in these strategic initiatives:

- Our Enterprise Server and Storage Group increased the number of customers by 50% in 2009, over the same time period in 2008.
- Our revenue in the enterprise server business increased by 11% in 2009, over the same time period in 2008. This shows that even though this market has not yet come back as fast as others, we are winning business in this target market.
- We are also winning notable share in the networking space. Our share is up by 40% year-over-year for the vendors we serve.
- Our fourth quarter Integrated Communications Group business increased revenue by more than 50% over the same period as a year ago.
- Our fourth quarter 2009 managed print services revenue more than doubled over the fourth quarter of 2008, with over 550 million images printed in our fourth quarter 2009.

A highlight in 2009 was the success with our entry into the consumer electronics (CE) market through our 2008 acquisition of New Age Electronics, Inc. We have really just begun to tap into this estimated $185 billion market. The CE business represents a significant growth opportunity for SYNNEX in the coming years and we will look to replicate our past success by adding to our arsenal in this and other adjacent markets. Our recently announced pending acquisition of Jack of All Games, Inc., a leading video game distributor, will provide us a strong foothold in the console and computer games market and is very complementary to our CE business. Through this acquisition, we expect to realize good cross-selling revenue growth opportunities, cost and efficiency synergies between our two businesses and to gain a net new set of customers and vendors.

We also continue to invest in our higher margin GBS segment, which continues to be an important aspect of our business process services strategy and company-wide value proposition. Our GBS segment was an important contributor to our financial accomplishments for fiscal 2009 and remains a key differentiator for SYNNEX.

"Our GBS segment was an important contributor to our financial accomplishments for fiscal 2009 and remains a key differentiator for SYNNEX."







Our success was driven by better utilization of our facilities and agents and our ability to expand our share of wallet with our existing portfolio of customers. GBS' core focus is to help vendors manage the complete life cycle of their end customers by providing an entire suite of services. These services encompass lead generation to technical support to renewals and refresh management. GBS continues to gain traction and attract customers within IT and other adjacent markets.

"Our strategy remains focused on growing our business by adding more value-added services up and down the supply-chain while driving increased profit at improving ROIC levels ..."

Looking Forward

As always, we intend to grow our business profitably and faster than the overall market. Our strategy remains focused on growing our business by adding more value-added services up and down the supply-chain while driving increased profit at improving ROIC levels through higher-growth verticals, adjacent markets and growth within our BPO service offerings.

Our market continues to present significant opportunities for growth and expansion for SYNNEX, not only organically but also through adjacent market opportunities. The North American IT market remains very large and is estimated at $250 billion. Roughly $60 billion of that spend is forecasted to go through the distribution channel. Many are predicting modest positive growth in North American IT spend for 2010 and believe it could be even stronger. We remain optimistic about our opportunities in 2010, and in any case, we are once again poised and equipped for above market success, just as we accomplished in 2009. Also, we will continue to pursue synergistic, value-enhancing acquisitions that are expected to provide a high ROIC.

We would like to thank our customers and suppliers, and you, our shareholders, for your continued support and confidence in SYNNEX. We would also like to thank the members of the SYNNEX Board of Directors and our loyal employees worldwide for their continued hard work and daily execution that have helped place SYNNEX in a leadership position within this competitive industry.

We look forward to growing the value of SYNNEX and sharing our continuing accomplishments with you during fiscal 2010.

Sincerely,

Kevin Murai
President, Chief Executive Officer and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 001-31892

SYNNEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**94-2703333** **(IRS Employer Identification No.)**
44201 Nobel Drive **Fremont, California** **(Address of principal executive offices)**	**94538** **(Zip Code)**

(510) 656-3333
(Registrant's telephone number, including area code)

Securities registered to Section 12(b) of the Act:
Common Stock, par value $0.001 per share
New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on the New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter (May 31, 2009) was approximately $525,991,279. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 20, 2010, there were 34,406,600 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership), 13 and 14 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2010 Annual Meeting of Stockholders to be held on March 22, 2010.

SYNNEX CORPORATION

TABLE OF CONTENTS

2009 FORM 10-K



Form 10-K

PART I

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "may," "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, expected benefits and developments of our services and operations, our market strategy, our infrastructure, our investment on IT systems, potential effects of the economic environment, anticipated benefits of our acquisitions including any related increase in fourth quarter seasonality, impact of acquisitions on our financial position, our revenue and operating results, economic and industry trends, our gross margins, our agreements with MiTAC International Corporation, or MiTAC International, our relationship with MiTAC International and Sun Microsystems, competition with Synnex Technology International, our estimates regarding our capital requirements, our future needs for additional financing, concentration of products and customers, adequacy of our facilities, our legal proceedings, our international operations, our strategic acquisitions of businesses and assets, effect of future expansion on our operations, adequacy of our cash resources to meet our capital needs, adequacy of our disclosure controls and procedures, dependency on personnel, pricing pressures, competition, impact of changes in tax regulations, impact of rules and regulations affecting public companies, impact of our accounting policies, statements regarding our capitalization and stock price, our dividend policy, our estimated fair value of our reporting units and statements regarding our securitization programs and revolving credit lines. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions and risks set forth below under Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In the sections of this Report entitled "Business Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all references to "SYNNEX," "we," "us," "our" or the "Company" mean SYNNEX Corporation and our subsidiaries, except where it is made clear that the term means only the parent company or one of its segments.

SYNNEX, the SYNNEX Logo, CONCENTRIX, the CONCENTRIX Logo, EMJ, NEW AGE, PC WHOLESALE, and all other SYNNEX company, product and services names and slogans are trademarks or registered trademarks of SYNNEX Corporation. SYNNEX and the SYNNEX Logo Reg. U.S. Pat. & Tm. Off. Other names and marks are the property of their respective owners.

Item 1. *Business Overview*

We are a Fortune 500 corporation and a leading business process services company, serving resellers, retailers and original equipment manufacturers, or OEMs, in multiple regions around the world. We operate in two segments, distribution services and global business services, or GBS. We provide services in distribution, contract assembly and business process outsourcing services, or BPO. Our distribution services segment distributes computing, consumer electronics and complementary products to a variety of customers, including value-added resellers, or VARs, system integrators and retailers, as well as provides assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics. Our GBS segment offers a range of services to our customers that include customer management, software development, and back office processing on a global platform. We deliver these services through various methods including voice, chat, web, email, and digital print.

We bring synergy to our customers' business process services requirements by bringing supply chain management, contract assembly and distribution expertise together under one service provider. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

We combine our core strengths in distribution, demand generation, supply chain management, and contract assembly in an effort to help our customers achieve greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute more than 15,000 technology products (as measured by active SKUs) from more than 100 IT OEM suppliers to more than 15,000 resellers, system integrators, and retailers throughout the United States, Canada and Mexico. We employ over 7,000 full-time and temporary employees worldwide. From a geographic perspective, approximately 98% of our total revenue was from North America for the fiscal years ended November 30, 2009 and 2008 and 97% for the fiscal year ended November 30, 2007.

We purchase IT systems, peripherals, system components, software and networking equipment from OEM suppliers such as Hewlett-Packard Company, or HP, Acer, Panasonic, Seagate and Lenovo and sell them to our reseller and retail customers. We perform a similar function for our purchases of licensed software products. Our reseller customers include VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers.

We operate in the distribution and contract assembly services industries, which are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. The market for IT products and services is generally characterized by declining unit prices and short product life cycles. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide.

In our distribution segment, we are highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

We have been in business since 1980 and are headquartered in Fremont, California with distribution, sales, contract assembly and contact center facilities in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom. We were originally incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We later reincorporated in the State of Delaware under the name of SYNNEX Corporation in October 2003.

Our Products and Suppliers

We distribute a broad line of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers.

During fiscal year 2009, our product mix by category was in the following ranges:

Product Category:	
Peripherals	35% - 39%
IT Systems	29% - 33%
System Components	13% - 17%
Software	10% - 14%
Networking Equipment	3% - 7%

Our suppliers include leading IT systems, networking equipment and consumer electronics suppliers. Our primary OEM suppliers are HP, Acer, Panasonic, Seagate, Lenovo, Intel, Lexmark, Symantec, Microsoft and Xerox.

Our largest OEM supplier is HP. Revenue from the sale of HP products represented approximately 36%, 32%, and 28% of our revenue for fiscal years 2009, 2008, and 2007 respectively. We entered into a U.S. Business Development Partner Agreement with HP on November 6, 2003, which governs our relationship with HP in the United States. The agreement remains in effect until May 31, 2010 unless terminated earlier in accordance with its terms. As is typical with our OEM supplier agreements, either party may terminate the agreement upon 30 days written notice. In addition, either party may terminate the agreement with cause upon 15 days written notice. "Cause" is not defined in the agreement. In the event the agreement is terminated for cause or if we fail to perform our obligations under the agreement, our agreements with HP for the resale of products, support and services will automatically terminate upon such default or termination. In the event of any breach of the agreement by us, HP may terminate the agreement and we may be required to refund HP any discounts or program payments paid during the period we were in breach of the agreement and reimburse HP for reasonable attorneys' fees. If either party becomes insolvent or bankrupt, the other party may terminate the agreement without notice and cancel any unfulfilled obligations, except for payment obligations. Our subsidiaries in Canada and Mexico have territorial supplier agreements with subsidiaries of HP located in the respective countries.


Form 10-K

In addition to HP, we have distribution agreements with most of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short-term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our distribution and contract assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier's price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our Customers

We distribute IT products to more than 15,000 resellers, system integrators and retailers. Resellers are classified primarily by the end-users to whom they sell as well as the services they provide. End-users include large corporations or enterprises, governments, small-to medium-sized businesses, or SMBs, and personal users. In addition, resellers vary greatly in size and geographic reach. Our reseller customers buy from us and other distributors. Our larger reseller customers also buy certain products directly from OEM suppliers. Systems integrators offer services in addition to product resale, primarily in systems customization, integration, and deployment. Retailers serve mostly end users, and to a small degree, small office/home office customers.

No customer accounted for more than 10% of our total revenue in fiscal years 2009, 2008 and 2007. Some of our largest customers include CDW Corporation, Systemax Inc., and STAPLES Business Depot.

Our Services

We offer a variety of services to our customers. These services can be purchased individually or they can be purchased in combination with others in the form of supply chain solutions. The three major categories of services include the following:

Distribution Services. We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and quickly fill orders for our reseller and retail customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller and retail customers.

Contract Assembly Services. We provide our OEM contract assembly customers with systems design and build-to-order, or BTO, and configure-to-order, or CTO, assembly capabilities. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers' inventory. CTO assembly consists of building a customized system for an OEM customer's individual order specifications. We also offer production value-added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Business Process Outsourcing. We offer a range of services to our customers that include customer management, software development, and back office processing on a global platform. We deliver these services through various methods including voice, chat, web, email, and digital print.

The above major categories of services are complemented by the following:

Logistics Services. We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking. We also offer full turn-key logistics solutions designed to address the needs of large volume or specialty logistics services. Full turn-key service offerings is modular in nature and is designed to cover all aspects of the logistics lifecycle including, transportation management, inventory optimization, complementary product matching, reverse logistics, asset refurbishment and disposal and strategic procurement.

Online Services. We maintain electronic data interchange, or EDI, and web-based communication links with many of our reseller and retail customers. These links improve the speed and efficiency of our transactions with our customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-based application software that allows our customers or their end-user customers to order software and take delivery online.

Financing Services. We offer our reseller customers a wide range of financing options, including net terms, third party leasing, floor plan financing, letters of credit backed financing and arrangements where we collect payments directly from the end-user. The availability and terms of our financing services are subject to our credit policies or those of third party financing providers to our customers.

Marketing Services. We offer our OEM suppliers a full range of marketing activities targeting resellers, system integrators and retailers including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows, database analysis, print on demand services and web-based marketing.

Technical Solutions Services. We provide our reseller customers technical support services, including pre- and post-sales support.

Joint Supply Chain Management and Distribution Services. We provide our contract assembly customers with materials procurement and management activities including planning, purchasing, expediting and warehousing system components and materials used in the assembly process. Because we distribute many of the system components used in the assembly of our contract assembly customers' products, our assembly customers are able to minimize their inventory risk by taking advantage of the terms and conditions of our distribution relationships. In addition, we also offer increased inventory availability to our contract assembly customers because we stock items for both distribution and assembly.

For a discussion of our business by segments, please see Note 17 of the Notes to the Consolidated Financial Statements.

Sales and Marketing

As of November 30, 2009, we employed 3,977 sales, marketing, contact center and demand generation services professionals. For distribution, we serve our large commercial, government reseller and retail customers through dedicated sales professionals. We market to smaller resellers and OEMs through dedicated regional sales teams. In addition, we have dedicated product management and sales specialists that focus on the sale and promotion of the products of selected suppliers. These specialists are also directly involved in establishing new relationships with leading OEMs to create demand for their products and services and with resellers for their customers' needs. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities, promoting sales growth and ensuring customer satisfaction. We have sales offices in North America, Latin America and Asia and attempt to have sales and marketing professionals in close proximity to our reseller, retail and OEM customers.

We also have a sales team dedicated to cultivating new business process services opportunities with IT product OEMs. On selected opportunities, this team works with MiTAC International Corporation, or MiTAC International, to offer OEMs comprehensive outsourced supply chain solutions, please see Note 16 of the Notes to the Consolidated Financial Statements. This joint sales effort enables us to deliver complete design-to-delivery solutions for our OEM customers.

In addition, as part of our GBS business, we have sales teams dedicated to cultivating new business process services opportunities for our contact center and demand generation services, as well as for selling selected products in China. In our contact centers, we are contracted primarily by OEMs to provide services to their end user customers.

Our Operations

We operate close to 20 distribution facilities in the United States, Canada and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. Our distribution facilities are geographically dispersed to be near reseller customers and their end-users. This decentralized, regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were more centralized, resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short-term changes in order activity.

Our proprietary IT systems and processes enable us to automate many of our distribution operations. We use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real-time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use palm readers to capture real-time labor cost data, enabling efficient management of our daily labor costs.

To enhance the accuracy of our distribution order fulfillment and protect our inventory from shrinkage, our distribution systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification to verify that the product shipped matches the customer order. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives, enabling us to quickly respond to order inquiries by our customers.

We operate our principal contract assembly facilities in the United States and the United Kingdom. We generally assemble IT systems, including workstations and servers, by incorporating system components from our distribution inventory and other sources. Additionally, we perform production value-added services, including kitting, asset tagging, hard drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2008 and ISO 14001 certified.

In our GBS segment we provide comprehensive range of services to enhance the customer lifecycle and build customer relationships. These services primarily consist of technical support, customer service, demand generation, back office support for sales, marketing and administrative functions, solutions designed to acquire, support, retain and renew customer relationships.

Services are provided from multiple global locations to customers worldwide in multiple languages. The GBS services platform is supported by proprietary technology to enable efficient and secure customer contact through various methods including voice, chat, web, e-mail and digital print.

International Operations

Approximately 17%, 20%, and 22% of our total revenue for fiscal years 2009, 2008, and 2007 respectively, originated outside of the United States, with approximately 15%, 18%, and 19% for fiscal years 2009, 2008, and 2007 respectively, of our total revenue generated in Canada. A key element in our business strategy has been to provide our GBS capabilities to OEMs in locations that are cost beneficial, but low risk. However, our end market strategy for our distribution business remains focused on North America. For a discussion of our net revenue by geographic region, please see Note 17 of the Notes to the Consolidated Financial Statements.

Purchasing

Product costs represent our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool, which further aids the purchasing group in forecasting future product demand based on several factors, including historical sales levels, expected product life cycle and current and projected economic conditions. Our information system tools also track warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation promotes greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders on a more frequent basis. Furthermore, our system tools also allow for automated checks and controls to prevent the generation of inaccurate orders.

Managing our OEM supplier incentive programs is another critical function of our purchasing group. We attempt to maximize the benefits of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us from time to time. We carefully evaluate these supplier incentive benefits relative to our product handling and carrying costs so that we do not overly invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers, retailers, and their end-user customers.

Financial Services

We offer various financing options to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain situations. In issuing credit terms to our reseller customers, we closely and regularly monitor their creditworthiness through our information systems, which contain detailed information on each customer's payment history, as well as through periodic detailed credit file reviews by our financial services staff. In addition, we participate in a North American credit association whose members exchange customer credit rating information. We have also purchased credit insurance in some geographies to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business based on the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks.

We also sell to certain reseller customers pursuant to third party floor plan financing. The expenses charged by these financing companies are subsidized either by our OEM suppliers or paid by us. We generally receive payment from these financing companies within 15 to 30 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, production planning, customer billing and payment tracking. These internally developed IT systems make our operations more efficient and provide visibility into our operations. We believe our IT infrastructure is scalable to support further growth. Continuous enhancement of our IT systems facilitates improved product and inventory management, streamlines order and fulfillment processes, and increases operational flexibility.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs, which integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller and retail customers to enable them to search for products, check real-time pricing, inventory availability and specifications, place and track orders, receive invoices and process returns. We plan to continue making significant investments in our IT systems to facilitate the flow of information, increase our efficiency and lower transaction costs.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product industry is characterized by intense competition, based primarily on product availability, credit terms, price, speed and accuracy of delivery, effectiveness of sales and marketing programs, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities and product quality, service and support. We compete with a variety of regional, national and international IT product distributors and manufacturers.

Our major competitors in IT product distribution include Arrow, Avnet, Bell Microproducts, Ingram Micro, ScanSource and Tech Data and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers, which also sell directly to resellers, retailers and end-users. The distribution industry has historically undergone, and continues to undergo, consolidation. During this period, a number of players within the IT distribution industry exited or merged with other players. Over the years we have participated in this consolidation through our acquisitions of Merisel Canada Inc., Gates/Arrow, EMJ Data Systems Limited, Azerty United Canada, PC Wholesale and New Age Electronics, or New Age, and we continue to evaluate other opportunities. Our major competitors in our global business services include Teleperformance, Teletech and Accenture, and other global and regional service providers.

We constantly seek to expand our business into areas primarily related to our core distribution business as well as other support, logistics, business process outsourcing and related value-added services. As we enter new business areas, we may encounter increased competition from our current competitors and/or new competitors.

Some of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us. Some may have more developed relationships with their existing customers. We attempt to offset our comparative scale disadvantage by focusing on a limited number of leading OEMs to represent, running an efficient and low cost operation and offering a high level of value add and customer service.

Employees

As of November 30, 2009, we had 6,330 full-time employees, including 3,977 in sales, marketing, contact center and demand generation services professionals, 1,750 in operations, and 603 in executive, finance, IT and administration. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our distribution capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers, which totaled approximately 990, on a full-time equivalent basis, at November 30, 2009. Our employees are not represented by a labor union, nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Available Information

Our website is http://www.synnex.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission, or SEC. Information contained on our website is not a part of this report. We have adopted a code of ethics applicable to our principal executive, financial and accounting officers. We make available free of charge, on or through our website's investor relations page, our code of ethics.

The SEC maintains an Internet site at http://www.sec.gov that contains the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy and information statements of the Company. All reports that the Company files with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. *Risk Factors*

The following are certain risk factors that could affect our business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you invest in our Company, you should know that making such an investment involves some risks, including the risks described below. The risks that have been highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the enterprise value of our Company and our securities.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- general economic conditions and level of IT spending;
- the loss or consolidation of one or more of our significant OEM suppliers or customers;
- market acceptance, product mix and useful life of the products we distribute;
- market acceptance, quality, pricing and availability of our services;
- competitive conditions in our industries that impact our margins;
- pricing, margin and other terms with our OEM suppliers;

- decline in inventory value as a result of product obsolescence;
- variations in our levels of excess inventory and doubtful accounts, and changes in the terms of OEM supplier-sponsored programs, such as price protection and return rights; and
- the impact of the business acquisitions we make.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT products and services industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline.

We depend on a small number of OEMs to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. Sales of Hewlett-Packard Company, or HP, products represented approximately 36%, 32%, and 28% of our total revenue in fiscal years 2009, 2008, and 2007, respectively. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. For example, our agreement with HP will expire on May 31, 2010. The loss or deterioration of our relationships with a major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. For example in fiscal year 2008, International Business Machines Corporation, or IBM, terminated its approval to market IBM System X and related products and services. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its distribution agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us. From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or otherwise. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs and bad debt on our operating results.

As a result of significant price competition in the IT products and services industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs and bad debt on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller and contract assembly services customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller and contract assembly services customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller and contract assembly services customers. The level and timing of orders placed by our customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller and contract assembly services customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which may harm our business, financial position and operating results.

The success of our contact center business is subject to the terms and conditions of our customer contracts.

We provide contact center support services to our customers under contracts with provisions that could impact our profitability. Many of our contracts have short termination provisions that could cause fluctuations in our revenue and operating results from period to period. For example, some contracts have performance related bonus or penalty provisions, whereby we could receive a bonus if we satisfy certain performance levels or have to pay a penalty for failing to do so. In addition, our customers may not guarantee a minimum call volume; however, we hire employees based on anticipated average call volumes. The reduction of call volume, loss of any customers, payment of any penalties for failure to meet performance levels or inability to terminate any unprofitable contracts may have an adverse impact on our operations and financial results.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are often subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write-downs, either of which may harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.

Our ability to obtain particular products in the required quantities and to fulfill reseller customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including our IT systems support and software development operations is located in China. In addition, we also conduct general and administrative activities from our facility in China. As of November 30, 2009, we had 778 support personnel located in China. We expect to increase our operations in China in the future. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

- a government controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;
- extensive government regulation;
- changing governmental policies relating to tax benefits available to foreign-owned businesses;
- the telecommunications infrastructure;
- a relatively uncertain legal system; and
- uncertainties related to continued economic and social reform.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

We may have higher than anticipated tax liabilities.

We conduct business globally and file income tax returns in various tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in various jurisdictions in which we operate that have differing statutory tax rates;
- changing tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions;
- effect of tax rate on purchase accounting for acquisitions;
- resolution of issues arising from tax audit or examinations and any related interest or penalties; and
- uncertainty in obtaining tax holiday extensions, expiration or loss of tax holidays in various jurisdictions.

We report our results of operations based on our determination of the amount of taxes owed in various tax jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by tax authorities in various tax jurisdictions. Any adverse outcome of such review or examination could have a negative impact on our operating results and financial condition. The results from various tax examinations and audit may differ from the liabilities recorded in our financial statements and may adversely affect our financial results and cash flows.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT systems, customers, and OEM supplier relationships, products and businesses with our operations;
- loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;
- diversion of our capital and management attention away from other business issues;
- increase in our expenses and working capital requirements;
- in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and
- other financial risks, such as potential liabilities of the businesses we acquire.

We have incurred costs and encountered difficulties in the past in connection with our acquisitions and investments. For example, our operating margins were initially adversely affected as a result of our acquisition of the Redmond Group of Companies, or RGC. Prior to the acquisition, RGC was not a profitable business. After the acquisition, RGC initially caused a negative effect on our operating margins as we integrated RGC's operations with our business to leverage synergies and consolidate redundant expenses. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Because of the capital-intensive nature of our business, we need continued access to capital, which, if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization and revolving credit programs are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in any securitization or credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of securitization or debt financing could significantly increase in the future, making it cost prohibitive to securitize our accounts receivable or borrow, which could force us to issue new equity securities. If we issue new equity securities, existing stockholders may experience dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our debt arrangements impose significant restrictions on our ability to operate which in turn could negatively affect our ability to respond to business and market conditions and therefore could have an adverse effect on our business and operating results.

As of November 30, 2009, we had approximately $304 million in outstanding short and long-term borrowings under term loans, convertible senior notes and lines of credit, excluding trade payables. The terms of one or more of the agreements under which this indebtedness was incurred may limit or restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends or make certain other restricted payments;
- consummate certain asset sales or acquisitions;
- enter into certain transactions with affiliates; and
- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including a minimum net worth and a fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, the termination of the facility or the increase in our effective cost of funds. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness or we may experience a financial failure, which may hinder the repayment of our convertible senior notes.

Our ability to make scheduled debt payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Some of our credit facilities restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

- our debt holders could declare all outstanding principal and interest to be due and payable;
- the lenders under our credit agreement could terminate their commitments to loan us money and foreclose against the assets securing their borrowings; and
- we could be forced into bankruptcy or liquidation, which is likely to result in delays in the payment of our indebtedness and in the exercise of enforcement remedies related to our indebtedness.

Repayment of our debt is dependent on cash flow generated by our subsidiaries.

Our ability to service our debt and our ability to repay current or future indebtedness when due, depend in large part upon the earnings of our subsidiaries. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the convertible senior notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A portion of our revenue is financed by floor plan financing companies and any termination or reduction in these financing arrangements could increase our financing costs and harm our business and operating results.

A portion of our product distribution revenue is financed by floor plan financing companies. Floor plan financing companies are engaged by our customers to finance, or floor, the purchase of products from us. In exchange for a fee, we transfer the risk of loss on the sale of our products to the floor plan companies. We currently receive payment from these financing companies within approximately 15 to 30 days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could harm our business and operating results.

We have significant credit exposure to our reseller customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our reseller customers for a significant portion of our sales to them. Resellers and retailers have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our reseller customers will not pay for the products they purchase. In addition, our Mexico operations primarily focus on various long term projects with government and other local agencies, which involve extended payment terms and could expose us to additional collection risks. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our resellers as a result of an economic downturn or a decrease in IT spending by end-users. If we are unable to collect payment for products we ship to our reseller customers or if our reseller customers are unable to timely pay for the products we ship to them, it will be more difficult or costly to utilize accounts receivable-based financing, which could negatively impact our cash flow and liquidity position.

We may suffer adverse consequences from changing interest rates.

Our borrowings and securitization arrangements are variable-rate obligations that could expose us to interest rate risks. At November 30, 2009, we had approximately $150 million in such variable-rate obligations. If interest rates increase, our interest expense would increase, which would negatively affect our net income. An increase in interest rates may increase our future borrowing costs and restrict our access to capital.

Additionally, current market conditions, and overall credit conditions could limit our availability of capital, which could cause increases in interest margin spreads over underlying indices, effectively increasing the cost of our borrowing. While some of our credit facilities have contractually negotiated spreads, terms such as these are subject to ongoing negotiations.

We experienced theft of product from our warehouses and future thefts could harm our operating results.

From time to time we have experienced incidents of theft at various facilities.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. Also, incidents of theft may occur for which we may not be fully insured.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions including inventory management, order processing, shipping, shipment tracking, billing, and contact center support.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, shipping products, billing customers and handling call volume. Sales also may be affected if our reseller customers are unable to access our pricing and product availability information. We also rely on the Internet, and in particular electronic data interchange, or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers and reseller customers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our OEM suppliers and reseller customers from accessing information. Our contact call center is dependent upon telephone and data services provided by third party telecommunications service vendors and our IT and telecommunications system. Any significant increase in our IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems could harm our relationships with our customers. The occurrence of any of these events could have an adverse effect on our operations and financial results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller and retail customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. An increase in freight or shipping charges, the termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In the fiscal years ended November 30, 2009 and 2008, approximately 17% and 20%, respectively, of our total revenue was generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact to us if revenue related to these purchases is transacted in U.S. dollars. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency and make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky. There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi and Philippines Peso, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Because of the experience of our key personnel in the IT service industry and their technological expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We operate in the highly competitive IT service industry. We are dependent in large part on our ability to retain the services of our key senior executives and other technical experts and personnel. Except for Robert Huang, our Chairman of the Board of Directors and Kevin Murai, our President and Chief Executive Officer, our employees and executives generally do not have employment agreements. Furthermore, we do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and contract assembly services customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. In addition, we have developed proprietary IT systems that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have significant operations concentrated in Northern California, South Carolina, Ontario, Beijing, and the Philippines and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in Fremont, California, Greenville, South Carolina, Ontario, Canada, Beijing, China and Manila, Cagayan De Oro and Davao, Philippines. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our Philippines operation is at greater risk due to adverse weather conditions, such as typhoons. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health, economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

Worldwide economic conditions have experienced a significant downturn due to the credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity which may impact our results of operations. External factors such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics and other similar outbreaks, in many parts of the world could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price, which in turn, may require us to record an impairment in the carrying value of our goodwill in accordance with Accounting Standards Codification, or ASC350, "Intangibles—Goodwill and Other." More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation and our ability to obtain adequate insurance at reasonable rates and may require us to incur increased costs for security measures for our domestic and international operations. We are predominantly uninsured for losses and interruptions caused by terrorism, acts of war and similar events. These uncertainties make it difficult for us and our customers to accurately plan future business activities. While general economic conditions have recently begun to improve, there is no assurance that this trend will continue or at what rate.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Canada, China, Mexico, Japan, the Philippines and the United Kingdom. For the fiscal years ended November 30, 2009 and 2008, approximately 17% and 20%, respectively, of our total revenue was generated outside the United States. For the fiscal years ended November 30, 2009 and 2008, approximately 15% and 18%, respectively, of our total revenue was generated in Canada. No country other than the U.S. and Canada accounted for more than 10% of our total revenue. Our international operations are subject to risks, including:

- political or economic instability;
- changes in governmental regulation;
- changes in import/export duties;
- trade restrictions;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- difficulties in collecting of accounts receivable on a timely basis or at all;
- taxes; and
- seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting accounts receivable generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such accounts receivable may be inadequate. In addition, our Mexico operations primarily focus on various long-term projects with government and other local agencies, which involve extended payment terms and could expose us to additional collection risks. Furthermore, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur additional expenses and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Our investments in our contact center business could adversely affect our operating results as a result of operation execution risks related to managing and communicating with remote resources, technologies, customer satisfaction and employee turnover.

Our contact center business in the Philippines may be adversely impacted if we are unable to manage and communicate with these remote resources. Service quality may be placed at risk and our ability to optimize our resources may be more complicated if we are unable to manage our resources remotely. Contact centers use a wide variety of different technologies to allow them to manage a large volume of work. These technologies ensure that employees are kept productive. Any failure in technology may impact the business adversely. The success of our contact center business primarily depends on performance of our employees and resulting customer satisfaction. Any increase in average waiting time or handling time or lack of promptness or technical expertise of our employees will directly impact customer satisfaction. Any adverse customer satisfaction may impact the overall business. Generally, the employee turnover rate in the contact center business and the risk of losing experienced employees to competitors are high. Higher turnover rates increase recruiting and training costs and decrease operating efficiencies and productivity. If we are unable to successfully manage our contact centers, our results of operations could be adversely affected and we may not realize the benefits of our recent acquisitions.

Risks Related to Our Relationship with MiTAC International Corporation

As of November 30, 2009, our executive officers, directors and principal stockholders owned approximately 35% of our common stock and this concentration of ownership could allow them to control all matters requiring stockholder approval and could delay or prevent a change in control of SYNNEX.

As of November 30, 2009, our executive officers, directors and principal stockholders owned approximately 35% of our outstanding common stock. In particular, MiTAC International and its affiliates owned approximately 34% of our common stock.

In addition, MiTAC International's interests and ours may increasingly conflict. For example, we rely on MiTAC International for certain manufacturing and supply services and for relationships with certain key customers. As a result of a decrease in their ownership in us, we may lose these services and relationships, which may lead to increased costs to replace the lost services and the loss of certain key customers. We cannot predict the likelihood that we may incur increased costs or lose customers if MiTAC International's ownership percentage of us decreases in the future.

We rely on MiTAC International for manufacturing and contract assembly services and supply components and the loss of these services or components would require us to seek alternate providers that may charge us more for their services and components.

We rely on MiTAC International to manufacture and supply subassemblies and components for some of our contract assembly services customers, including Sun Microsystems, our primary contract assembly services customer, and our reliance on MiTAC International may increase in the future. Our relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing, pricing and other material terms on a project-by-project basis. As MiTAC's ownership interest in us decreases, MiTAC's interest in the success of our business and operations may decrease as well. In the event MiTAC International no longer provides such services and components to us, we would need to find an alternative source for these services and components. We may be unable to obtain alternative services and components on similar terms, which may in turn increase our contract assembly costs. In addition, we may not find manufacturers with sufficient capacity, which may in turn lead to shortages in our product supplies. Increased costs and products shortages could harm our business and operating results.

Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms'-length negotiations between independent parties. Our relationship, including pricing and other material terms, with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. We have a joint sales and marketing agreement with MiTAC International, pursuant to which both parties agree to use their commercially reasonable efforts to promote the other party's service offerings to their respective customers who are interested in such product offerings. To date, there has not been a significant amount of sales attributable to the joint marketing agreement. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms. These negotiations have been on a case-by-case basis. The agreement has an initial term of one year and automatically renews for subsequent one-year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice (a) of the other party's material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent. In addition, we are party to a general agreement with MiTAC International and Sun Microsystems under which we work with MiTAC International to provide contract assembly services to Sun Microsystems.

Some of our customer relationships evolved from relationships between such customers and MiTAC International and the loss of such relationships could harm our business and operating results.

Our relationship with Sun Microsystems and some of our other customers evolved from relationships that were initiated by MiTAC International. Our relationship with Sun Microsystems is a joint relationship with MiTAC International and us, and the future success of our relationship with Sun Microsystems depends on MiTAC International continuing to work with us to service Sun Microsystems' requirements. The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999 and we became a party to the agreement on February 12, 2002. On May 16, 2007, we entered into a new Master Supply Agreement to be effective as of May 1, 2007 with Sun Microsystems and MiTAC International. Pursuant to this new agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under this agreement. As under the prior agreement, we negotiate manufacturing, pricing and other material terms, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. All of our contract assembly services to Sun Microsystems are covered by this agreement. This agreement has a term of three years and is automatically renewed for one-year periods until terminated in accordance with its terms. Any party may terminate this agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. This agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. If we are unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems could suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

There could be potential conflicts of interest between us and MiTAC International and its affiliates, which could impact our business and operating results.

MiTAC International's and its affiliates' continuing beneficial ownership of our common stock could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. Similar risks could exist as a result of Matthew Miau's positions as our Chairman Emeritus, the Chairman of MiTAC International and as a director or officer of MiTAC International's affiliates. In fiscal year 2008, Mr. Miau received a $225,000 retainer from us and was granted a restricted stock award of 2,000 shares of our common stock for his services as Chairman of the Board based primarily upon his non-executive back-up role to Robert Huang, our then President and Chief Executive Officer. Compensation payable to Mr. Miau was based upon approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board. For fiscal year 2009, Mr. Miau received the same compensation as other independent directors. Mr. Miau's compensation is based upon the approval of the Nominating and Corporate Governance Committee. We also have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is also composed of disinterested members of the Board.

Synnex Technology International Corp., or Synnex Technology International, a publicly-traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. As of November 30, 2009, MiTAC Incorporated, a privately-held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owned approximately 14.9% of Synnex Technology International and approximately 8.1% of MiTAC International. As of November 30, 2009, MiTAC International directly and indirectly owned 0.2% of Synnex Technology International and Synnex Technology International directly and indirectly owned approximately 0.3% of MiTAC International. In addition, MiTAC International directly and indirectly owned approximately 8.7% of MiTAC Incorporated and Synnex Technology International directly and indirectly owned approximately 14.0% of MiTAC Incorporated as of November 30, 2009. Synnex Technology International indirectly through its ownership of Peer Developments Limited owned approximately 13.7% of our outstanding common stock as of November 30, 2009. Neither MiTAC International, nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International in certain geographies and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where it currently operates.

Risks Related to Our Industry

Volatility in the IT industry could have a material adverse effect on our business and operating results.

The IT industry in which we operate has experienced decreases in demand. Softening demand for our products and services caused by an ongoing economic downturn and over-capacity may impact our revenue, as well the salability of inventory and collection of reseller customer accounts receivable.

While in the past we may have benefited from consolidation in our industry resulting from delays or reductions in IT spending in particular, and economic weakness in general, any such volatility in the IT industry could have an adverse effect on our business and operating results.

Our business may be adversely affected by some OEM suppliers' strategies to increase their direct sales, which in turn could cause our business and operating results to suffer.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling products directly to end-users, thereby limiting our business opportunities. If large OEM suppliers increasingly sell directly to end-users or our resellers, rather than use us as the distributor of their products, our business and operating results will suffer.

OEMs could limit the number of supply chain service providers with which they do business, which in turn could negatively impact our business and operating results.

For example, the termination of our contract by HP with us would have a significant negative effect on our revenue and operating results. A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers would negatively affect our business and operating results. For example, IBM recently consolidated its business with distributors, including SYNNEX, and, as a result, we no longer distribute certain IBM products and services.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

We are subject to intense competition in the IT industry, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution, BPO and contract assembly services industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, and technological capabilities, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International and its affiliates.

Our primary competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

In addition, in our contact center business, we also face competition from our customers. For example, some of our customers may have internal capability and resources to provide their own call centers. Furthermore, pricing pressures and quality of services could impact our business adversely. Our ability to provide a high quality of service is dependent on our ability to retain and properly train our employees and to continue investing in our infrastructure, including IT and telecommunications systems.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some who may once have been our OEM suppliers or reseller customers. Increased competition and negative reaction from our OEM suppliers or reseller customers resulting from our expansion into new business areas may harm our business and operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission, or SEC, regulations and New York Stock Exchange, or NYSE, rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and corporate governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our management's required assessment of our internal control over financial reporting and our independent registered public accounting firm's attestation of the effectiveness of internal control over financial reporting have required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

If we are unable to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected, which in turn could cause the market price of our common stock to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for the fiscal year ended November 30, 2009, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. In the past, however, our internal controls have not eliminated all error. For example, in fiscal year 2007, we made a reclassification adjustment to our Consolidated Financial Statements and we were unable to timely file a Form 8-K relating to an acquisition. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that one of our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles in the United States, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We are subject to rules and regulations as a public company that will increase our administration costs which, in turn, could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the NYSE has adopted revisions to its requirements for companies that are NYSE-listed. These rules and regulations have increased our legal and financial compliance costs, and made some activities more time consuming or costly. These rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal executive office is located in Fremont, California, which is owned by us. We operate distribution, assembly services and administrative facilities in seven different countries.

Our distribution business segment occupies over 30 facilities covering approximately 3 million square feet. We own a 620,000 square feet distribution and administrative center in Guelph, Ontario, Canada, a 340,000 square feet logistics facility in Olive Branch, Mississippi, a 127,700 square feet administrative and warehouse facility in Fremont, California, a 124,400 square feet administrative and assembly facility in Telford, United Kingdom, a 62,500 square feet distribution facility in Greenville, South Carolina. All of our remaining facilities are leased.

Our GBS business segment occupies over 15 facilities covering approximately 406,000 square feet, not including the facilities occupied by HiChina Web Solutions which is held for sale. We own a 74,325 square feet administrative and services facility in Cagayan de Oro City, Philippines, a 40,435 square feet administrative facility in Beijing, China and two administrative and services facilities in Tokyo, Japan occupying 4,078 square feet. All of our remaining facilities are leased.

We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs. Leases for our current facilities expire between February 2010 and November 2015.

Item 3. *Legal Proceedings*

We are from time to time involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on our results of operations, financial position or cash flows of our business.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankruptcy estate's creditors.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of November 30, 2009:

Name	Age	Position
Kevin Murai	46	President, Chief Executive Officer and a Director
Peter Larocque	48	President, U.S. Distribution
Dennis Polk	43	Chief Operating Officer
Thomas Alsborg	47	Chief Financial Officer
Simon Leung	44	Senior Vice President, General Counsel and Corporate Secretary

Kevin Murai, our President and Chief Executive Officer and a Director, joined us in March 2008. He served as Co-Chief Executive Officer until Robert Huang's retirement in December 2008. Prior to SYNNEX, Mr. Murai was employed for 19 years at Ingram Micro, Inc. where he served in several executive management positions, including President and Chief Operating Officer. He holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo in Ontario, Canada.

Peter Larocque is our President, U.S. Distribution since July 2006 and previously served as Executive Vice President of Distribution since June 2001, Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our U.S. distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Dennis Polk is our Chief Operating Officer and has served in this capacity since July 2006. He previously served as Chief Financial Officer and Senior Vice President of Corporate Finance since joining us in February 2002. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University.

Thomas Alsborg is our Chief Financial Officer. He joined us in March 2007. Prior to SYNNEX, Mr. Alsborg was with Solectron Corporation where he served in various accounting and finance capacities over his ten-year tenure including Vice President and Chief Financial Officer of Solectron Global Services, Vice President of Finance and Vice President, Investor Relations. Prior to Solectron, Mr. Alsborg was with McDonald's Corporation and a CPA with Ernst & Young LLP. Mr. Alsborg received a Bachelor of Science degree in Accounting from the Oral Roberts University, a Master in Business Administration, Finance and International Business from Santa Clara University.

Simon Leung is our Senior Vice President, General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. Prior to SYNNEX, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis and his Juris Doctor degree from the University of Minnesota Law School.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock, par value $0.001, is traded on the New York Stock Exchange, or NYSE, under the symbol "SNX." The following table sets forth the range of high and low sales prices for our common stock for each of the periods listed, as reported by the NYSE.

	Price Range of Common Stock	
	Low	**High**
Fiscal Year 2008		
First Quarter	$17.63	$23.81
Second Quarter	$19.94	$25.20
Third Quarter	$21.89	$27.28
Fourth Quarter	$ 8.63	$23.56
Fiscal Year 2009		
First Quarter	$ 8.70	$17.98
Second Quarter	$13.23	$26.00
Third Quarter	$22.51	$32.57
Fourth Quarter	$24.98	$33.02

As of January 20, 2010, our common stock was held by 984 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record. We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our Board of Directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

Stock Price Performance Graph

The stock price performance graph below, which assumes a $100 investment on November 30, 2004, compares our cumulative total shareowner return, the NYSE Composite Index and the Standard Industrial Classification, or SIC, Code Index (SIC Code 5045—Computer and Computer Peripheral Equipment and Software) for the period beginning November 30, 2004 through November 30, 2009. The closing price per share of our common stock was $28.31 on November 30, 2009. No cash dividends have been declared on our common stock since the initial public offering. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG SYNNEX CORPORATION,
NYSE MARKET INDEX AND COMPUTERS & PERIPHERAL EQUIPMENT
DOLLARS
200
175
150
125
100
75
50
25
0
11/30/04
11/30/05
11/30/06
11/30/07
11/30/08
11/30/09
SYNNEX CORPORATION
NYSE MARKET INDEX
COMPUTERS & PERIPHERAL EQUIPMENT

ASSUMES $100 INVESTED ON DEC. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOV. 30, 2009

	Fiscal Years Ended					
	11/30/2004	**11/30/2005**	**11/30/2006**	**11/30/2007**	**11/30/2008**	**11/30/2009**
SYNNEX Corporation	100.00	62.81	91.14	82.92	41.98	113.62
NYSE Market Index	100.00	111.60	133.83	150.20	87.60	114.16
Computers & Peripheral Equipment	100.00	92.57	106.82	97.99	49.66	94.25

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under Equity Compensation Plans can be found under Item 12 of this Report.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data are qualified by reference to, and should be read together with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Report and the Consolidated Financial Statements and related Notes included in Item 8 of this Report. The selected consolidated statements of operations and cash flow data presented below for the fiscal years ended November 30, 2009, 2008 and 2007 and the consolidated balance sheet data as of November 30, 2009 and 2008 have been derived from our audited Consolidated Financial Statements included elsewhere in this Report. The consolidated statements of operations and other data for the fiscal years ended November 30, 2006 and 2005 and the consolidated balance sheet data as of November 30, 2007, 2006 and 2005 have been derived from our Consolidated Financial Statements that are not included in this Report. The consolidated statements of operations data include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 and Note 18 to our Consolidated Financial Statements included elsewhere in this Report for a discussion of factors, such as business combinations, that affect the comparability of the following selected consolidated financial data.

	Fiscal Years Ended November 30,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenue	$ 7,719,197	$ 7,736,726	$ 6,986,714	$ 6,343,514	$ 5,640,769
Cost of revenue	(7,296,167)	(7,322,862)	(6,640,295)	(6,058,155)	(5,402,211)
Gross profit	423,030	413,864	346,419	285,359	238,558
Selling, general and administrative expenses	(273,381)	(267,498)	(236,938)	(189,117)	(159,621)
Income from continuing operations before non-operating items and income taxes	149,649	146,366	109,481	96,242	78,937
Interest expense and finance charges, net	(13,983)	(15,006)	(15,054)	(16,659)	(17,036)
Other income (expense), net	3,036	(7,812)	1,429	570	1,559
Income from continuing operations before income taxes and minority interest	138,702	123,548	95,856	80,153	63,460
Provision for income taxes	(50,656)	(45,705)	(35,216)	(28,320)	(23,912)
Minority interest in a subsidiary	133	225	—	(448)	58
Income from continuing operations	88,179	78,068	60,640	51,385	39,606
Income from discontinued operations, net of tax	3,909	5,729	2,487	—	511
Gain on sale of discontinued operations, net of tax	—	—	—	—	12,708
Net income	$ 92,088	$ 83,797	$ 63,127	$ 51,385	$ 52,825
Net income per common share, basic:					
Continuing operations	$ 2.70	$ 2.47	$ 1.96	$ 1.73	$ 1.39
Discontinued operations	0.12	0.18	0.08	—	0.46
Net income per common share, basic	$ 2.82	$ 2.65	$ 2.04	$ 1.73	$ 1.85
Net income per common share, diluted:					
Continuing operations	$ 2.59	$ 2.35	$ 1.86	$ 1.61	$ 1.27
Discontinued operations	0.11	0.17	0.07	—	0.43
Net income per common share, diluted	$ 2.70	$ 2.52	$ 1.93	$ 1.61	$ 1.70

	November 30,				
	2009	2008	2007	2006	2005
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 37,816	$ 35,147	$ 21,925	$ 27,881	$ 13,636
Working capital	762,683	590,588	419,708	416,865	350,529
Total assets	2,100,288	2,032,880	1,887,103	1,382,734	1,082,488
Current borrowings under term loans and lines of credit	150,740	340,466	351,142	50,834	28,548
Long-term borrowings	153,160	152,287	37,537	47,967	1,153
Total stockholders' equity	818,370	679,841	604,554	511,546	437,225

	Fiscal Years Ended November 30,				
	2009	2008	2007	2006	2005
	(in thousands)				
Other Data:					
Depreciation and amortization from continuing operations	$ 17,803	$ 16,811	$ 14,512	$ 9,781	$ 8,778

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

When used in this Annual Report on Form 10-K, or the Report, the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "may," "designed," "will," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our business model and our services, expected benefits and developments of our services and operations, our market strategy, our infrastructure, our investment in our IT systems, potential effects of the economic environment, anticipated benefits of our acquisitions including any related increase in fourth quarter seasonality, impact of acquisitions on our financial position, our revenue and operating results, economic and industry trends, our gross margins, our agreements with MiTAC International Corporation, or MiTAC International, our relationship with MiTAC International and Sun Microsystems, competition with Synnex Technology International, our estimates regarding our capital requirements, our future needs for additional financing, concentration of products and customers, expansion of our operations, our international operations, adequacy of our facilities, our legal proceedings, our strategic acquisitions of businesses and assets, effect of future expansion on our operations, adequacy of our cash resources to meet our capital needs, adequacy of our disclosure controls and procedures, dependency on personnel, pricing pressures, competition, impact of changes in tax regulations, impact of rules and regulations affecting public companies, impact of our accounting policies, statements regarding our capitalization and stock price, our dividend policy, our estimated fair value of our reporting units and statements regarding our securitization programs and revolving credit lines. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions and risks set forth below under Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a Fortune 500 corporation and a leading business process services company, serving resellers, retailers and original equipment manufacturers, or OEMs, in multiple regions around the world. We operate in two segments, distribution services and global business services, or GBS. We provide services in distribution, contract assembly and business process outsourcing services, or BPO. Our distribution services segment distributes computing, consumer electronics and complementary products to a variety of customers, including value-added resellers, or VARs, system integrators and retailers, as well as provides assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics. Our GBS segment offers a range of services to our customers that include customer management, software development, and back office processing on a global platform. We deliver these services through various methods including voice, chat, web, email, and digital print.

We bring synergy to our customers' business process services requirements by bringing supply chain management, contract assembly and distribution expertise together under one service provider. Our business model is flexible and modular to accommodate the specific needs of our customers. To further enhance our business process services solutions, we provide value-added support services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office outsourcing and post-sales technical support.

We combine our core strengths in distribution, demand generation, supply chain management, and contract assembly in an effort to help our customers achieve greater efficiencies in time to market, cost minimization, real-time linkages in the supply chain and aftermarket product support. We distribute to more than 15,000 technology products (as measured by active SKUs) from more than 100 IT OEM suppliers to more than 15,000 resellers, system integrators, and retailers throughout the United States, Canada and Mexico. We employ over 7,000 full-time and temporary employees worldwide. From a geographic perspective, approximately 98% of our total revenue was from North America for the fiscal years ended November 30, 2009 and 2008 and 97% for the fiscal year ended November 30, 2007.

We purchase IT systems, peripherals, system components, software and networking equipment from OEM suppliers such as Hewlett-Packard Company, or HP, Acer, Panasonic, Seagate and Lenovo and sell them to our reseller and retail customers. We perform a similar function for our purchases of licensed software products. Our reseller customers include VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. Products purchased from our largest OEM supplier, HP, accounted for approximately 36%, 32%, and 28% of our total revenue for the fiscal years ended November 30, 2009, 2008, and 2007, respectively.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software, networking equipment, assembly services and BPO. For products, we recognize revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. We review and adjust these provisions periodically. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

We provide our BPO services in our GBS segment to customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. Our agreements are usually short-term in nature, subject to early termination by our customers or us for any reason, typically with 30 to 90 days notice. Revenue is recognized as services are performed and if collection is reasonably assured.

None of our customers accounted for more than 10% of our total revenue in fiscal years 2009, 2008 or 2007. Approximately 36%, 32%, and 28% of our total revenue in fiscal years 2009, 2008 and 2007, respectively, was derived from the sale of HP products.

The distribution and contract assembly services industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. The market for IT products and services is generally characterized by declining unit prices and short product life cycles. Our overall business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute and services we provide. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

In our distribution segment, we are highly dependent on the end-market demand for IT products and services. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products, overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT industry and increased price-based competition.

A significant portion of our cost of revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of product distribution revenue also consists of provisions for inventory losses and write-downs, freight expenses associated with the receipt in and shipment out of our inventory, and royalties due to OEM vendors. In addition, cost of revenue includes the cost of materials, labor and overhead for our contract assembly and GBS services.

Margins

The IT product industry in which we operate is characterized by low gross margin, and operating margin. Our gross margin has fluctuated between 4.96% and 5.48% annually over the past three years due to changes in the mix of products and services we offer, customers we sell to, incentives and rebates received from our OEM suppliers, competition, seasonality and replacement of less profitable business with investments in higher margin and more profitable lines and lower costs associated with increased efficiencies. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin from continuing operations has also fluctuated between 1.6% and 1.9% annually over the past three years, based primarily on our ability to achieve economies of scale, the management of our operating expenses, changes in the relative mix of our distribution, contract assembly and BPO revenue, and the timing of our acquisitions and investments.

Recent Acquisitions and Divestitures

We seek to augment our services offering growth with strategic acquisitions of businesses and assets that complement and expand our global business services capabilities. We also divest businesses that we deem not strategic to our ongoing operations. Our historical acquisitions have brought us new reseller customers, retail customers and OEM suppliers, new product lines, extended the geographic reach of our operations, particularly targeted in international markets, and expanded the services we provide to our OEM suppliers and customers. We account for acquisitions using the purchase method of accounting and include acquired entities within our Consolidated Financial Statements from the closing date of the acquisition.

Acquisitions and Divestitures during the Year Ended November 30, 2009

During the fiscal year ended November 30, 2009, we completed two acquisitions in our GBS segment. Through these acquisitions, we acquired web development services and complementary products for a total consideration of approximately $6.6 million. One of the acquisitions is reported under discontinued operations. These acquisitions, individually and in the aggregate, did not meet the conditions of material business combinations.

On December 22, 2009, we completed the sale of our controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions, providing domain name registration, web site hosting and design, to Alibaba.com Limited. Under the terms of the agreement, we received approximately $60 million for our approximately 79% controlling ownership in HiChina Web Solutions, subject to a 10% holdback for a period of six months. We have agreed to guarantee the obligations of the holding company that sold HiChina Web Solutions. HiChina Web Solutions was a part of our GBS segment.

Acquisitions during the Year Ended November 30, 2008

During the fiscal year ended November 30, 2008, we completed the following acquisitions:

On April 1, 2008, we purchased substantially all of the assets of New Age Electronics Inc., or New Age, a privately-held distributor of IT and consumer electronics products to the U.S. retail sector. This acquisition expanded our consumer electronics distribution business. We paid a purchase price of $31.5 million in cash and an additional $11.8 million was accrued, to be paid subject to compliance with certain post-closing conditions. As of November 30, 2008, we paid $9.6 million of the accrual in full settlement of the additional payment. The acquisition agreement provided for additional earn-out payments to be paid subject to achieving certain milestones during the first twelve months after the date of acquisition. During fiscal year 2009, we paid $14.0 million toward the final earn-out payment. In connection with the net assets acquired, we refinanced approximately $84.0 million in working capital debt. The New Age business has been fully integrated into our distribution segment.

The purchase price allocation based on the fair value of assets acquired and liabilities assumed is as follows:

	Fair Value (in thousands)
Purchase consideration	
Cash paid	$ 55,146
Transaction cost	125
	$ 55,271
Allocation	
Cash	$ 11,164
Accounts receivable	69,927
Inventories	71,774
Program receivable	5,306
Fixed assets	1,248
Prepaid expenses and other assets	387
Goodwill	32,430
Intangible assets (1)	12,253
Accounts payable	(54,076)
Accrued liabilities	(10,937)
Lease obligations	(202)
Loan payable	(84,003)
	$ 55,271

(1) Intangible assets will be amortized over a period of ten years.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of New Age had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and depreciation expense.

	Pro Forma Basis for Fiscal Years Ended	
	November 30, 2008	November 30, 2007
	(in thousands)	
Revenue	$8,036,378	$7,882,929
Income from continuing operations	78,820	65,442
Net income per common share-basic	$ 2.49	$ 2.11
Net income per common share-diluted	2.37	2.00

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.

Building Acquisition

On July 30, 2009, we completed the purchase of a previously leased administrative and warehouse facility in Fremont, California. The facility is approximately one hundred twenty eight thousand square feet. The total purchase price for this facility was approximately $12.2 million.

Restructuring Charges

In fiscal year 2007, in connection with the acquisition of Redmond Group of Companies, or RGC, we announced a restructuring program in Canada. The measures, which included workforce reductions, facilities consolidation and other related expenses, were intended to align our capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to our customers. During fiscal year 2007, we accrued $2.4 million in restructuring costs against goodwill related to the RGC acquisition in Canada as required for business combinations accounted by utilizing the purchase method of accounting. These charges were primarily associated with facilities consolidation of $1.1 million, workforce reductions of $0.7 million and contract termination costs of $0.6 million. During fiscal year 2009, we recorded an additional restructuring accrual of $0.9 million for the remaining lease obligations on the RGC facility. The balance outstanding for facility and exit costs as of November 30, 2009 and 2008 was $0.6 million and $0.3 million, respectively.

In fiscal year 2007, in conjunction with the above, we recorded $2.7 million for the restructuring, impairment and consolidation of our Canadian operations as a result of the acquisition of RGC and the purchase of our logistics facility in Guelph, Canada in March 2007. These charges were primarily associated with $1.1 million for facilities consolidation, $0.5 million for workforce reductions, and $0.3 million for other costs. All charges were recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification 420, "Exit or Disposal Cost Obligations." The majority of all non-continuing employees' terminations were completed by November 30, 2007. This restructuring program was completed in fiscal year 2008.

In conjunction with this restructuring program, we recorded an impairment loss of $0.8 million for a property located in Ontario, Canada which is held for sale based on the fair value less costs to sell in accordance with FASB ASC 360, "Property, Plant and Equipment," section, "Subsequent Measurement." The net book value of the property was $1.7 million at November 30, 2008. In fiscal year 2009, this property was sold for $1.6 million at a loss of $.05 million.

In fiscal year 2008, in connection with the acquisition of New Age, we recorded liabilities of $0.6 million, as required for business combinations accounted by utilizing the purchase method of accounting. The measures, which included workforce reductions and facilities consolidation, that were intended to align our capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to our customers. These charges were primarily associated with workforce reductions of $0.4 million and facilities consolidation of $0.2 million. This restructuring program was completed in fiscal year 2008.

Economic and Industry Trends

Our revenue is highly dependent on the end-market demand for IT products. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products and overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT distribution industry and increased price based competition. The GBS industry is also extremely competitive. The customers' performance measures are based on competitive pricing terms and quality of services. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our services.

Seasonality

Our operating results are affected by the seasonality of the IT and consumer electronics products industries. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. In addition, with the addition of New Age in 2008, which has a higher concentration of consumer electronics sales, we expect our fourth quarter seasonal spike may be larger. These patterns may not be repeated in subsequent periods.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on uninvested amounts. Interest expense on the deferred amounts is classified in "Interest expense and finance charges, net" on our consolidated statement of operations. The plan allows for the participants to essentially direct investments of deferred amounts in equity securities and other investments. The equity securities are either classified as trading securities or cost securities. Generally, the gains (losses) on the deferred compensation securities are recorded in "Other income (expense), net" and an equal amount is charged (or credited if losses) to "Selling, general and administrative expenses" relating to compensation amounts which are payable to the plan participants. For the deferred compensation investments, we recorded a gain of $2.7 million, a loss of $5.9 million and a gain of $0.4 million in the fiscal years ended 2009, 2008 and 2007, respectively.

Critical Accounting Policies and Estimates

The discussions and analyses of our consolidated financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, goodwill and intangible assets, and income taxes. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our Consolidated Financial Statements.

Revenue Recognition. We recognize revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of the resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by us. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

We purchase licensed software products from OEM vendors and distribute them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured. Subsequent to the sale of software products, we generally have no obligation to provide any modification, customization, upgrades, enhancements, or any other post-sales customer support.

Our Mexico operation primarily focuses on projects with the Mexican government and other local agencies that are long-term in nature. Under the agreements, the payments are due on a monthly basis and are contingent upon performing certain services and meeting certain conditions. We recognize product revenue and cost of revenue on a straight-line basis over the term of the contract.

We provide our GBS services to our customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service we offer. These agreements are usually short-term in nature and subject to early termination by the customers or the Company for any reason, typically with 30 to 90 days notice. Typically the contracts are time-based or transactions based. Revenue is generally recognized over the term of the contract if the service has already been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

Allowance for Doubtful Accounts. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make payments for outstanding balances. In estimating the required allowance, we take into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. We also evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and value and adequacy of collateral received from customers.

OEM Supplier Programs. We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs. Product rebates are recorded as a reduction of cost of revenue. Marketing, infrastructure and promotion programs are recorded, net of direct costs, in selling, general and administrative expense. Any excess funds associated with these programs are recorded in cost of revenue. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Amounts received or receivable from OEM suppliers that are not yet earned are deferred on our balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, OEM suppliers may seek to change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers' inability to pay, or rejections of such claims by OEM suppliers.

Inventories. Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Goodwill and Intangible Assets. We assess potential impairment of our goodwill and intangible assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. We also assess potential impairment of our goodwill and intangible assets on an annual basis during our fourth quarter, regardless if there is evidence or suspicion of impairment. If indicators of impairment were present in intangible assets used in operations and future undiscounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors we consider important, which may cause impairment, include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results. No impairment loss was recorded for the periods presented.

In accordance with ASC 350, "Intangible—Goodwill and Other," a two-step impairment test is required to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of each reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill.

For the purpose of goodwill analysis, we have two reporting units, as defined by ASC 350, "Intangible—Goodwill and Other." Our distribution services business segment is comprised of one Distribution Services reporting unit and the GBS business segment is comprised of one contact center reporting unit. We conducted our annual impairment analysis in the fourth quarter of fiscal year 2009. Our goodwill impairment analysis did not result in an impairment charge for the fiscal years ended 2009, 2008 or 2007.

Determining the fair value of a reporting unit, intangible asset or a long-lived asset is judgmental and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions that we believe are reasonable but are uncertain and subject to changes in market conditions.

Long-lived assets. We review the recoverability of our long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. No impairment of long-lived assets was recorded for the periods presented.

Income Taxes. As part of the process of preparing our Consolidated Financial Statements, we estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes, as well as estimating foreign tax credits. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately considered more likely than not realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates.

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of revenue:

	Fiscal Years Ended November 30,		
	2009	2008	2007
Statements of Operations Data:			
Revenue	100.00%	100.00%	100.00%
Cost of revenue	(94.52)	(94.65)	(95.04)
Gross profit	5.48	5.35	4.96
Selling, general and administrative expenses	(3.54)	(3.46)	(3.39)
Income from continuing operations before non-operating items and income taxes	1.94	1.89	1.57
Interest expense and finance charges, net	(0.18)	(0.19)	(0.22)
Other income (expense), net	0.04	(0.10)	0.02
Income from continuing operations before income taxes and minority interest	1.80	1.60	1.37
Provision for income taxes	(0.66)	(0.59)	(0.50)
Minority interest in a subsidiary	—	—	—
Income from continuing operations	1.14	1.01	0.87
Income from discontinued operations, net of tax	0.05	0.07	0.03
Net income	1.19%	1.08%	0.90%

Fiscal Years Ended November 30, 2009, 2008 and 2007 from Continuing Operations

Revenue

	Fiscal Years Ended November 30,			Percent Change	
	2009	2008	2007	2009 to 2008	2008 to 2007
		(in thousands)			
Revenue	$7,719,197	$7,736,726	$6,986,714	-0.2%	10.7%
Distribution Revenue	7,639,094	7,674,048	6,938,926	-0.5%	10.6%
GBS Revenue	101,138	82,494	65,316	22.6%	26.3%
Inter-Segment Elimination	(21,035)	(19,816)	(17,528)	6.2%	13.1%

In our distribution business, we sell in excess of 15,000 technology products (as measured by active SKU's) from more than 100 IT OEM suppliers to more than 15,000 resellers. The prices of our products are highly dependent on the volumes purchased within a product category. The products we sell from one period to the next are often not comparable because of rapid changes in product models and features. The revenue generated in our GBS segment relates to BPO services such as demand generation, pre-sales support, product marketing, print and fulfillment, back office IT, development outsourcing, and post-sales technical support. The programs and customer service requirements change frequently from one period to the next and are often not comparable.

In fiscal year 2009, the distribution market place experienced a deep economic recession which caused overall channel volumes to decline between 10-15%.

Our decrease in distribution revenue year over year for the fiscal year ended November 30, 2009, was primarily attributable to the slow economic environment and adverse impact of foreign exchange translation of our Canadian distribution operations offset by market share gains and the full year impact of the New Age acquisition.

Our increase in distribution revenue for the fiscal year ended November 30, 2008 from the fiscal year ended November 30, 2007, was primarily attributable to our acquisition of New Age on April 1, 2008 in the United States and also to the full year impact of the acquisitions of PC Wholesale and RGC, which occurred in fiscal year 2007 in the United States and Canada, respectively.

Our increase in GBS revenue year over year for the fiscal year ended November 30, 2009 was mainly due to increased business, higher call volumes in our contact centers and additional revenue generated from our smaller acquisition.

More than 75% of the increase in our GBS revenue for the fiscal year ended November 30, 2008 from the fiscal year ended November 30, 2007 was attributable to full impact of the acquisitions made in fiscal years 2007 and 2008. The remaining increase in revenue was a result of continued organic growth.

Gross Profit

	Fiscal Years Ended November 30,			Percent Change	
	2009	2008	2007	2009 to 2008	2008 to 2007
		(in thousands)			
Gross Profit	$423,030	$413,864	$346,419	2.2%	19.5%
Percentage of Revenue	5.48%	5.35%	4.96%	2.4%	7.9%

Our gross profit is affected by a variety of factors, including competition, the average selling prices, variety of products and services we sell, the customers to whom we sell, our sources of revenue by division, rebate and discount programs from our suppliers, freight costs, reserves for inventory losses, fluctuations in revenue and overhead costs of our contract assembly and our mix of business including our GBS services.

Our gross profit as a percentage of revenue increased by 13 basis points over the prior fiscal year 2008 primarily due to net changes in our product mix, expansion of our GBS services, greater success in maximizing our variable incentives and pricing policies and continued focus on costs and freight management.

The increase in gross profit as a percentage of revenue by 39 basis points in fiscal year 2008 over fiscal year 2007 was primarily due to the expansion of our GBS services, greater success in maximizing our variable incentives and continued focus on costs, inventory and freight management.

No specific customers, or changes in pricing strategy, individually or in the aggregate, contributed significantly to the change in gross profit.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,			Percent Change	
	2009	2008	2007	2009 to 2008	2008 to 2007
		(in thousands)			
Selling, General and Administrative Expenses	$273,381	$267,498	$236,938	2.2%	12.9%
Percentage of Revenue	3.54%	3.46%	3.39%	2.3%	2.1%

Approximately two-thirds of our selling, general and administrative expenses consist of personnel costs such as salaries, commissions, bonuses, share-based compensation, deferred compensation expense or income, and temporary personnel fees. Selling, general and administrative expenses also include costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment, bad debt expense, amortization expense of our intangible assets, administration and marketing expense, offset in part by reimbursements from OEM suppliers.

Selling, general and administrative expenses increased in fiscal year 2009 from fiscal year 2008, both on a dollar basis as well as percentage of revenue due to an increase in deferred compensation cost of $8.6 million, and an increase in depreciation and amortization expenses mainly due to the acquisitions and leasehold improvements of $0.9 million. These increases were offset in part by a reduction of $3.8 million of personnel and professional expenses and a reduction of $2.3 million in overhead, travel and communication costs as a result of cost control efforts.

Selling, general and administrative expenses increased in fiscal year 2008 from fiscal year 2007, both on a dollar basis as well as percentage of revenue due to a $23.8 million increase in compensation cost resulting from an increase in the number of employees, primarily from acquisitions, $10.6 million increase in overhead costs, rent and professional fees to support the operations, $2.8 million increase in bad debt expense, and $2.4 million increase in depreciation and amortization expenses mainly due to the acquisitions and leasehold improvements. These increases were offset in part by $6.3 million of increased losses related to our deferred compensation program and a decrease in restructuring costs of $2.7 million.

Income from Continuing Operations before Non-Operating Items, Income Taxes and Minority Interest

	Fiscal Years Ended November 30,			Percent Change	
	2009	2008	2007	2009 to 2008	2008 to 2007
		(in thousands)			
Income from continuing operations before non-operating Items, income taxes and minority interest	$149,649	$146,366	$109,481	2.2%	33.7%
Percentage of Total Revenue	1.94%	1.89%	1.57%	2.6%	20.4%
Distribution income from continuing operations before non-operating income taxes and minority interest	137,724	138,826	103,088	-0.8%	34.7%
Percentage of Distribution Revenue	1.80%	1.81%	1.49%	-0.6%	21.5%
GBS income from continuing operations before non-operating items, income taxes and minority interest	11,925	7,540	6,393	58.2%	17.9%
Percentage of GBS Revenue	11.79%	9.14%	9.79%	29.0%	-6.6%

Our income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue increased to 1.94% in fiscal year 2009 from 1.89% and 1.57% in fiscal years 2008 and 2007, respectively, as a result of the higher margin profile in our GBS segment and improvements in gross margin in our distribution segment, partially offset by higher selling, general and administrative expenses.

Our distribution segment income from continuing operations before non-operating items, income taxes and minority interest as a percentage of distribution revenue decreased to 1.80% for fiscal year 2009 from the prior year of 1.81% primarily due to higher selling, general and administrative expenses offset by higher gross profit due to changes in the mix of our business, foreign exchange impact on inventory purchases, greater success in maximizing our variable incentives, and other cost reductions.

Our distribution segment income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue increased to 1.81% for fiscal year 2008 from 1.49% for fiscal year 2007, primarily due to the improvement in gross margin as a result of changes in the mix of our business, foreign exchange impact, greater success in maximizing our variable incentives and continued focus on costs, and improvements in inventory and freight management. These were offset in part by higher selling and administrative expenses to support our increased revenue.

Our GBS segment income from continuing operations before non-operating items, income taxes and minority interest as a percentage of GBS revenue increased to 11.8% for fiscal year 2009 from the prior year of 9.1%, primarily due to increased volume of business and better utilization of resources in our contact centers.

Our GBS segment income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue decreased to 9.1% for fiscal year 2008 as compared to 9.8% for fiscal year 2007 mainly due to increased selling, general and administrative expenses to support increased revenue.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,			Percent Change	
	2009	2008	2007	2009 to 2008	2008 to 2007
		(in thousands)			
Interest expense and finance charges, net	$13,983	$15,006	$15,054	-6.8%	-0.3%


Form 10-K

Amounts recorded in interest expense and finance charges, net, consist primarily of interest expense paid on our lines of credit, other debt, fees associated with third party accounts receivable flooring arrangements and the sale or pledge of accounts receivable through our securitization facilities, offset by income earned on our cash investments and financing income from our multi-year contracts in our Mexico operation.

The decrease in interest expense and finance charges, net, in fiscal year 2009 from fiscal year 2008 was mainly due to lower finance charges of $6.8 million as a result of lower borrowings, lower flooring sales, and lower interest rates. This decrease was partially offset by $5.7 million of lower interest income primarily from our Mexico operation.

The decrease in interest expense and finance charges, net, in fiscal year 2008 from fiscal year 2007, was mainly due to lower finance charges of $1.7 million due to lower flooring sales and lower interest rates. This decrease was offset by lower interest income primarily from our Mexico operation of $1.8 million.

Other Income (Expense), Net

	Fiscal Years Ended November 30,			Percent Change	
	2009	2008	2007	2009 to 2008	2008 to 2007
		(in thousands)			
Other income (expense), net	$3,036	$(7,812)	$1,429	-138.9%	-646.7%

Amounts recorded in other income (expense), net, include foreign currency transaction gains and losses, investment gains and losses, including those in our deferred compensation plan and other non-operating gains and losses.

The increase in other income, net, in fiscal year 2009 from fiscal year 2008, was primarily due to gains of $9.6 million on deferred compensation investments and foreign exchange gains of $1.0 million.

The increase in other expense, net, in fiscal year 2008 from fiscal year 2007, was due to losses of $7.0 million in trading securities, $1.3 million for other-than-temporary impairment of our investments and foreign exchange losses of $1.0 million.

Provision for Income Taxes

Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions.

Our effective tax rate was 36.5% in fiscal year 2009 as compared with an effective tax rate of 37.0% in fiscal 2008. The effective tax rate in fiscal year 2009 was slightly lower than fiscal year 2008, primarily due to higher profit contributions from lower tax jurisdictions as well as certain favorable permanent differences and an impact on deferred tax assets in certain foreign jurisdictions. Our effective tax rate was 37.0% in fiscal year 2008 as compared with an effective tax rate of 36.7% in fiscal year 2007. The effective tax rate in fiscal year 2008 was slightly higher than in fiscal year 2007, primarily due to an impact on deferred tax assets in certain foreign jurisdictions.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and earnings being higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. Currently we are undergoing a U.S. Internal Revenue Service audit for the 2004 and 2005 tax years. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Minority Interest

Minority interest is the portion of earnings from operations attributable to others. In March 2008, we acquired a controlling interest in Nihon Daikou Shouji Co. Ltd, or NDS, which operates in Japan. The minority interest is contained within our GBS segment.

Discontinued Operations

On December 22, 2009, we completed the sale of our controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions providing domain name registration, web site hosting and design, to Alibaba.com Limited. Under the terms of the agreement, we received approximately $60 million for our approximately 79% controlling ownership in HiChina Web Solutions, subject to a 10% holdback for a period of six months. We have agreed to guarantee the obligations of the holding company that sold HiChina Web Solutions. HiChina Web Solutions was a part of our GBS segment.

The following table sets forth the portion of our results of operations attributable to HiChina Web Solutions:

	Fiscal Year Ended November 30,		
	2009	2008	2007
	(in thousands)		
Revenue	$ 37,081	$ 31,504	$17,405
Cost of revenue	(16,078)	(13,450)	(8,444)
Gross profit	21,003	18,054	8,961
Selling, general and administrative expenses	(15,736)	(12,573)	(6,297)
Income from operations before non-operating items, income taxes and minority interest	5,267	5,481	2,664
Interest expense and finance charges, net	413	575	181
Other expense, net	(7)	(19)	(35)
Income from operations before income taxes and minority interest	5,673	6,037	2,810
Provision for income taxes	(474)	610	49
Minority interest	(1,290)	(918)	(372)
Net income	$ 3,909	$ 5,729	$ 2,487

The following table includes HiChina assets and liabilities that have been segregated and classified as assets held for sale and liabilities related to assets held for sale, as appropriate in the consolidated balance sheets at November 30, 2009 and 2008.

	November 30, 2009	November 30, 2008
	(in thousands)	
Assets		
Cash and Cash equivalents	$21,590	$20,880
Short term investments	8,952	2,051
Property and equipment, net	6,256	4,099
Goodwill	29,920	25,730
Intangible assets	3,670	2,102
Other assets	3,797	2,522
Total assets held for sale	$74,185	$57,384
Liabilities		
Current deferred liabilities	$10,198	$ 8,312
Other liabilities	7,950	6,582
Total liabilities related to assets held for sale	$18,148	$14,894
Minority interest	$ 7,402	$ 1,876

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable flooring programs and the sale or pledge of our accounts receivable under our securitization programs for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, convertible debt, bank credit lines and cash generated from operations. The primary uses of cash have been to fund working capital, for acquisitions and for the generation of increased sales.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in personnel, facilities and operations. These investments or acquisitions would likely be funded primarily by additional borrowings or issuing common stock.

Net cash provided by operating activities was $262.0 million in fiscal year 2009. Cash provided by operating activities in fiscal year 2009 was primarily due to increase in accounts payable of $103.0 million, net income of $92.1 million, decrease in deferred assets of $44.7 million, was mainly due to a decrease in deferred costs of the multi-year contracts from our Mexico operation, and depreciation and amortization of $19.6 million, offset by decrease in deferred liabilities of $23.2 million, increase in inventory by $11.9 million and an increase in accounts receivable of $6.5 million.

In May 2009, our Canadian revolving accounts receivable securitization program was refinanced with a secured revolving credit arrangement. As a result, the related accounts receivable was brought on-balance sheet as compared to off-balance sheet under the prior arrangement. At the time of financing, $53.1 million of accounts receivable was recorded on-balance sheet.

Net cash provided by operating activities was $52.6 million in fiscal year 2008. Cash provided by operating activities in fiscal year 2008 was primarily due to $83.8 million of net income, a decrease in other assets of $41.6 million, and depreciation and amortization of $18.8 million, offset by an increase in accounts receivable of

$45.0 million, increase in inventories of $25.4 million, decrease in accounts payable of $36.6 million and a decrease in deferred liabilities of $28.3 million. The decrease in other assets and deferred liabilities resulted from the decrease in deferred revenue and deferred costs of the multi-year contracts from our Mexico operation.

Net cash used in operating activities was $152.5 million in fiscal year 2007. Cash used in operating activities in fiscal year 2007 was primarily attributable to the net increase in accounts receivable of $321.9 million and a decrease in deferred liabilities of $29.6 million, offset by a decrease in other assets of $38.3 million, increase in accounts payable of $71.4 million, depreciation and amortization of $15.8 million, and net income of $63.1 million. The increase in accounts receivable of $321.9 million is primarily due to a change in terms in our U.S. securitization arrangement during the first quarter of fiscal year 2007 which resulted in accounts receivable transacted in our U.S. securitization arrangement being classified as on-balance sheet transactions versus the prior quarter when they were classified as off-balance sheet.

Net cash used in investing activities was $69.6 million, $65.7 million and $136.8 million in fiscal years 2009, 2008 and 2007, respectively. Cash used in investing activities in fiscal year 2009 was primarily for capital expenditures of $25.0 million, which includes the purchase of a previously leased administrative and warehouse building in Fremont, California for $12.2 million, increase in restricted cash of $15.7 million which primarily relates to lockbox collections under our borrowing arrangements, and also for our future payments to our vendors relating to the long-term projects at the Company's Mexico operation and purchase of short-term investments net of proceeds of $12.7 million. Cash used in investing activities in fiscal year 2008 was primarily for the acquisition of New Age and others for $28.0 million in total (net of cash acquired of $16.9 million) and capital expenditures of $33.5 million, which was primarily for the construction of a new logistics facility in Olive Branch, Mississippi and the expansion of our sales and marketing headquarters in Greenville, South Carolina. Cash used in investing activities in fiscal year 2007 was primarily due to the acquisition of SYNNEX-Concentrix Corporation, PC Wholesale, HiChina Web Solutions and RGC for $106.8 million in total, capital expenditures of $22.8 million and increase in restricted cash of $4.1 million.

In 2009, investments with maturities from the date of purchase greater than three months and less than one year have been corrected to classify such amounts as short-term investments rather than cash equivalents. The impact as of November 30, 2008 was a $3.0 million reduction in cash and a corresponding increase in short-term investments. The impact to cash flow from investing activities for fiscal 2007 and 2008 was not material; accordingly, no amounts have been revised. The impact on net cash used in investing activities for each of the interim periods in fiscal year 2009 was: for the three months ended February 28, 2009 the net cash used in investing activities was $3.9 million as reported and is $2.7 million as corrected; for the six months ended May 31, 2009 the net cash used in investing activities was $36.3 million as reported and is $39.2 million as corrected; and for the nine-months ended August 31, 2009 the net cash used in investing activities was $59.7 million as reported and is $63.6 million as corrected. We concluded that the correction was not material to prior period annual consolidated financial statements and to the interim consolidated financial statements for fiscal 2009 based on SEC Staff Accounting Bulletin No. 99: Materiality. We will present corrected consolidated statements of cash flows for each of the interim periods in fiscal 2009 in the fiscal 2010 comparative interim consolidated financial statements.

Net cash used in financing activities was $183.3 million in fiscal year 2009 and was a result of net cash used to repay bank loans and lines of credit of $196.9 million. Net cash provided by financing activities was $20.4 million in fiscal year 2008 and was primarily related to the proceeds from the issuance of convertible debt of $140.2 million, net, and proceeds from the issuance of common stock of $3.9 million, offset by the net repayments of securitization arrangements, bank loans and revolving line of credit of $120.7 million and repayment of a bank overdraft of $4.7 million. Net cash provided by financing activities was $309.3 million in fiscal year 2007, and was primarily related to net proceeds from securitization arrangements, bank loans and our revolving line of credit of $286.1 million, bank overdraft of $14.7 million and proceeds from issuance of common stock of $6.3 million.

We believe the unused portions of the lines of credit on our arrangements are sufficient to support our operating activities.

Interest expense was $18.0 million in 2009. It increased by $8.4 million from 2008 due to all financing arrangements being treated as on-balance sheet arrangements in 2009.

Capital Resources

Our cash and cash equivalents totaled $37.8 million and $35.1 million at November 30, 2009 and 2008, respectively. We believe we will have sufficient resources to meet our present and future working capital requirements for the next twelve months, based on our financial strength and performance, existing sources of liquidity, available cash resources and funds available under our various borrowing arrangements.

On-Balance Sheet Arrangements

We primarily finance our U.S. operations with an accounts receivable securitization program, or U.S. Arrangement, by selling up to a maximum of $350.0 million in U.S. trade accounts receivable, or U.S. Receivables. On January 23, 2009, we amended and restated the U.S. Arrangement, or the U.S. Amended and Restated Arrangement, to replace the lead bank and agent. The maturity date of the U.S. Amended and Restated Arrangement was amended from February 11, 2011 to January 22, 2010. The effective borrowing cost under the U.S. Amended and Restated Arrangement became a blend of the prevailing dealer commercial paper rates plus a program fee of 0.75% per annum based on the used portion of the commitment and a facility fee of 0.75% per annum payable on the commitment. The balance outstanding on the U.S. Amended and Restated Arrangement as of November 30, 2009 was $119.0 million. The balance outstanding and pledged on the U.S. Arrangement as of November 30, 2008 was $207.2 million.

Subsequent to our fiscal 2009, year end, the U.S. Amended and Restated Arrangement was renewed on January 11, 2010 and has a new maturity date of January 10, 2011. Under the terms of renewal the program fee is reduced from 0.75% to 0.65% and the facility fee is reduced from 0.75% to 0.65%.

Under the terms of the U.S. Amended and Restated Arrangement, we sell, on a revolving basis, our U.S. Receivables to a wholly-owned, bankruptcy-remote subsidiary. The borrowings are funded by pledging all of the rights, title and interest in and to the U.S. Receivables as security. Any borrowings under the U.S. Amended and Restated Arrangement are recorded as debt on our consolidated balance sheet. As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an increase in our cost of borrowing or loss of our financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

We have a senior secured revolving line of credit arrangement, or the Revolver, with a group of financial institutions. On January 23, 2009, we amended and restated the Revolver, or the Amended and Restated Revolver, to replace the lead bank and agent. The Amended and Restated Revolver's maximum commitment was also amended from $120.0 million to $80.0 million. The Amended and Restated Revolver retains an accordion feature to increase the maximum commitment by an additional $70.0 million to $150.0 million at our request in the event one or more of the existing lenders or another financial institution which becomes a lender agrees to provide the increased commitment. Interest on borrowings under the Amended and Restated Revolver is based on the financial institution's prime rate or LIBOR plus 2.50% per annum at our option. A fee of 0.50% per annum is payable with respect to the unused portion of the commitment. The Amended and Restated Revolver is secured by our inventory and other assets and expires on February 11, 2011. Among other changes, the Revolver was further amended such that it would be a default under the Amended and Restated Revolver if the maturity date of the U.S. Amended and Restated Arrangement were not extended. In addition, it would be also an event of default under the Amended and Restated Revolver if (1) a lender under the U.S. Amended and Restated

Arrangement declines to extend the maturity date at any point within 60 days prior to the maturity date of the U.S. Amended and Restated Arrangement, unless availability under the Amended and Restated Revolver exceeds $60.0 million or we have a binding commitment in place to renew or replace the U.S. Amended and Restated Arrangement or (2) at least 20 days prior to the maturity date of the U.S. Amended and Restated Arrangement we do not have in place a binding commitment to renew or replace the U.S. Amended and Restated Arrangement on substantially similar terms and conditions, unless we have no amounts outstanding under the Amended and Restated Revolver at such time. There was no borrowing outstanding under the Amended and Restated Revolver as of November 30, 2009. The borrowing outstanding under the Revolver as of November 30, 2008 was $95.0 million.

SYNNEX Canada replaced the Canadian revolving line of credit arrangement or Canadian Arrangement of $30.0 million and replaced the accounts receivable securitization program, of C$110.0 million with a Canadian Revolving Arrangement in May 2009, having a maximum commitment of C$125.0 million. The Canadian Revolving Arrangement provides a sublimit of $5.0 million for the issuance of standby letters of credit. As of November 30, 2009, there were outstanding standby letters of credit totaling $3.2 million. SYNNEX Canada has granted a security interest on substantially all of its assets in favor of the lenders under this revolving credit facility. In addition, we pledged our stock in SYNNEX Canada as collateral for the Canadian Revolving Arrangement. The Canadian Revolving Arrangement expires in May 2012. The interest rate applicable is (i) 2.5% for a Base Rate Loan in Canadian Dollars, (ii) 3.25% for a Base Rate Loan in U.S. Dollars, and (iii) 1% for a BA (Banker's Acceptance) Rate Loan. A fee of 0.375% per annum is payable with respect to the unused portion of the commitment. The balance outstanding under our Canadian Revolving Arrangement as of November 30, 2009 was $29.1 million. The balance outstanding under the prior revolving line of credit arrangement as of November 30, 2008 was $15.0 million.

SYNNEX Canada also has a credit facility with a financial institution in Canada to allow us to issue documentary letters of credit up to a maximum of C$30.0 million for validity up to 180 days. The letters of credit are issued to secure purchases of inventory from manufacturers and to finance import activities. This facility has an overdraft limit up to a maximum amount of C$2.0 million available in Canadian and U.S. dollars for a maximum of two business days to repay draws under letters of credit or letters of guarantee. SYNNEX Canada has granted a lien, in favor of the financial institution in Canada, on the inventory financed under this credit facility, all accounts receivable from the sale of such inventory, all proceeds of sale of such inventory and collection of such accounts receivable and up to C$3.0 million in cash on deposit with the financial institution in Canada. In connection with this credit facility, we issued a guarantee of SYNNEX Canada's obligations in favor of the financial institution in Canada of up to C$20.0 million. Letters of credit issued against this facility were $0.9 million as of November 30, 2009 and $2.8 million as of November 30, 2008.

Our Mexico subsidiary, SYNNEX Mexico S.A. de C.V., or SYNNEX Mexico, established a secured term loan agreement, or Mexico Term Loan, with a group of financial institutions in May 2006. The interest rate for any unpaid principal amount is the Equilibrium Interbank Interest Rate, plus 2.00% per annum. During the twelve months ended November 30, 2009, this loan was repaid in its entirety. As of November 30, 2008 the balance outstanding on this term loan was $20.2 million.

We have other lines of credit and revolving facilities with financial institutions which provide for borrowing capacity aggregating approximately $5.8 million and $5.4 million at November 30, 2009 and 2008, respectively. At November 30, 2009 and 2008, we had borrowings of $2.1 million and $2.5 million, respectively, outstanding under these facilities.

We also have various term loans, including a term loan facility in Canada, short-term borrowings and mortgages with financial institutions, totaling approximately $10.0 million and $9.2 million at November 30, 2009 and 2008, respectively. The expiration dates of all of our various facilities range from 2010 to 2017. Future principal payments due under these term loans and mortgages, and payments due under our operating lease arrangements after November 30, 2009 are as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	> 5 Years
Contractual Obligations:					
Principal debt payments	$160,150	$150,740	$ 1,265	$ 1,407	$ 6,738
Interest on debt	4,237	1,755	937	795	750
Non-cancelable operating leases	80,079	16,868	30,471	23,029	9,711
Total	$244,466	$169,363	$32,673	$25,231	$17,199

We have also issued guarantees to certain vendors and lenders of our subsidiaries for an aggregate amount of $105.1 million as of November 30, 2009 and $180.7 million as of November 30, 2008. We are obligated under these guarantees to pay amounts due should our subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

As of November 30, 2009 we had a liability of $10.1 million for unrecognized tax benefits under certain tax positions. As we are unable to reasonably predict the timing of settlement of these liabilities, the table above excludes such liabilities.

Off-Balance Sheet Arrangements

Our Canadian subsidiary, SYNNEX Canada Limited, or SYNNEX Canada, replaced the accounts receivable securitization program in Canada, with a secured revolving credit arrangement, or the Canadian Revolving Arrangement, in May 2009. In connection with the Canadian Revolving Arrangement, we pledged our stock in SYNNEX Canada. Prior to its replacement, the Canadian Arrangement was accounted for as an off-balance sheet transaction because we funded the advances by selling rights, title and interest in U.S. and Canadian trade receivables, or Canadian Receivables, to the financial institution on a fully-serviced basis. The amount of our Canadian Receivables sold to the financial institution and not yet collected from customers as of November 30, 2008 was $59.2 million. Under the terms and conditions of the Canadian Revolving Arrangement the accounts receivable portion is accounted for as an on-balance sheet financing arrangement.

Covenants Compliance

In relation to our U.S. Amended and Restated Arrangement, the Amended and Restated Revolver and the Canadian Revolving Arrangement, we have a number of covenants and restrictions that, among other things, require us to comply with certain financial and other covenants and restrict our ability to incur additional debt. These covenants require us to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratio. They also limit our ability to make or forgive intercompany loans, pay dividends and make distributions, make certain acquisitions, repurchase our stock, create liens, cancel debt owed to us, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, make certain investments, enter into new real estate leases, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. The covenants also limit our ability to pay cash upon conversion, redemption or repurchase of the Convertible Senior Notes subject to certain liquidity tests. As of November 30, 2009, we were in compliance with all material covenants for the above arrangements.

Convertible Debt

In May 2008, we issued $143.8 million of aggregate principal amount of our 4.0% Convertible Senior Notes due 2018, or the Notes, in a private placement. The Notes bear interest at a rate of 4.0% per annum. Interest on the Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. In addition, we will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Notes. During any interest period when contingent interest is payable, the contingent interest payable per Note is equal to 0.55% of the average trading price of the Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period, or the Measurement Period, in which the trading price per $1,000 principal amount of the Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Notes on each such day; (3) if we have called the particular Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. In addition, holders may also convert their Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Notes, without regard to the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at our election. The initial conversion rate for the Notes will be 33.9945 shares of common stock per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest.

We may not redeem the Notes prior to May 20, 2013. We may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the redemption date.

Holders may require us to repurchase all or a portion of their Notes for cash on May 15, 2013 at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the repurchase date. If we undergo a fundamental change, holders may require us to purchase all or a portion of their Notes for cash at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the fundamental change repurchase date.

The Notes are senior, unsecured obligations of ours and rank equally in right of payment with other senior unsecured debt and rank senior to subordinated notes, if any. The Notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. The Notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. The net proceeds from the Notes were used for general corporate purposes and to reduce outstanding balances under the U.S. Arrangement and the Revolver.

The Notes are governed by an indenture, dated as of May 12, 2008, between us and U.S. Bank National Association, as trustee, which contains customary events of default.

The Notes as hybrid instruments are accounted as convertible debt and are recorded at carrying value with no separate accounting for the conversion features. The right of the holders of the Notes to require us to repurchase the Notes in the event of a fundamental change and the contingent interest feature would require separate measurement from the Notes; however, the amount is insignificant. The additional shares issuable following certain corporate transactions do not require bifurcation and separate measurement from the Notes.

Related Party Transactions

We have a business relationship with MiTAC International, a publicly-traded company in Taiwan, that began in 1992 when it became our primary investor through its affiliates. As of November 30, 2009, MiTAC International and its affiliates beneficially owned approximately 34% of our common stock. In addition, Matthew Miau, the Chairman Emeritus of our Board of Directors, is also the Chairman of MiTAC International and a director or officer of MiTAC International's affiliates. As a result, MiTAC International generally has significant influence over us and over the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of ours. Among other things, this could have the effect of delaying, deterring or preventing a change of control over us with the loss of any premium that stockholders otherwise might receive in connection with such a transaction.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International's customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers. We purchased inventories, including notebook computers, motherboards and other peripherals, from MiTAC International and its affiliates totaling approximately $235.5 million, $261.6 million and $297.9 million during fiscal years 2009, 2008 and 2007, respectively. Our sales to MiTAC International and its affiliates during fiscal years 2009, 2008 and 2007 totaled approximately $2.8 million, $2.0 million and $1.9 million, respectively. Most of these purchases and sales were pursuant to our Master Supply Agreement with MiTAC International and Sun Microsystems, one of our contract assembly customers. Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

Accordingly, we negotiate manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and our contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, we believe that the significant terms under these agreements, including pricing, would not materially differ from the terms we could have negotiated with unaffiliated third parties, and we have adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by our Audit Committee, which is composed solely of independent directors. In addition, Mr. Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors. As MiTAC International's ownership interest in us decreases as a result of sales of our stock and additional dilution, its interest in the success of our business and operations may decrease as well.

We remain dependent on MiTAC International as a contract assembly partner. Any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on our business, particularly our contract assembly business with Sun Microsystems.

Beneficial Ownership of our Common Stock by MiTAC International.

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 34% of our common stock as of November 30, 2009. These shares are owned by the following entities:

MiTAC International (1)	6,738,412
Synnex Technology International Corp. (2)	4,689,244
Total	11,427,656

(1) Shares are held via Silver Star Developments Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 1,167,228 shares (of which 46,394 shares are directly held and 1,120,834 shares are subject to exercisable options) held by Matthew Miau.

(2) Synnex Technology International Corp., or Synnex Technology International, is a separate entity from us and is a publicly-traded corporation in Taiwan. Shares held via Peer Development Ltd, a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

While the ownership structure of MiTAC International and its affiliates is complex, it has not had a material adverse effect on our business in the past, and we do not expect it to do so in the future.

During fiscal year 2007, we purchased shares of MiTAC International and one of its affiliates related to the deferred compensation plan of Robert Huang, our then President and Chief Executive Officer. During fiscal year 2008, we purchased additional shares of MiTAC International related to Mr. Huang's deferred compensation plan and in 2009 had no such purchases. As of November 30, 2009, the value of the investment was $1.2 million. Except as described herein, none of our officers or directors has an interest in MiTAC International or its affiliates.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International in certain geographies and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where it currently operates.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued a new accounting pronouncement which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, the FASB issued additional guidance to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If the fair value cannot be reasonably estimated, the asset or liability will be recognized in accordance with ASC 450, "Contingencies." The new standard is effective for fiscal years that begin after December 15, 2008, and will be adopted by us in the first quarter of fiscal year 2010. We will account for business combinations under the new standard effective December 1, 2009.

In December 2007, the FASB issued accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by us in the first quarter of fiscal year 2010. Effective December 1, 2009, minority interest will be reported under the stockholders' equity.

Form 10-K

In April 2008, the FASB issued a new accounting pronouncement which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, "Intangibles—Goodwill and Other." The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under this standard and the period of expected cash flows used to measure the fair value of the asset under ASC 805, "Business Combinations." This new standard is effective for fiscal years beginning after December 15, 2008 and will be adopted by us in the first quarter of fiscal year 2010. We do not expect the adoption of this new standard to have a material impact on our consolidated results of operations and financial condition.

In May 2008, the FASB issued a new accounting pronouncement which requires an issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. This is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by us in the first quarter of fiscal year 2010. The accounting pronouncement is applicable to our Convertible Senior Notes which were issued in May 2008. The impact of the adoption of the new pronouncement will be an increase in non-cash interest expense, net of tax, in a range of approximately $2.5 million to $3.2 million per annum.

In June 2008, the FASB ratified guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. This is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not expect the ratification of this new standard to have a material impact on our consolidated results of operations and financial condition.

In November 2008, the FASB clarified guidance that the initial carrying value of an equity method investment should be determined in accordance with ASC 805, "Business Combination." Other-than-temporary impairment of an equity method investment should be recognized in accordance with ASC 323, "Investments—Equity Method and Joint Ventures," is effective on a prospective basis in fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years, and will be adopted by us in the first quarter of fiscal year 2010. We do not expect the clarified guidance to have a material impact on our consolidated results of operations and financial condition.

In November 2008, the FASB ratified the standard that applies to defensive assets that are acquired intangible assets which the acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to the asset. This standard clarifies that defensive intangible assets are separately identifiable and should be accounted for as a separate unit of accounting in accordance with ASC 805, "Business Combinations," and ASC 820, "Fair Value Measurements and Disclosures." This standard is effective for intangible assets acquired in fiscal years beginning on or after December 15, 2008 and will be adopted by us in the first quarter of fiscal year 2010. Intangible assets acquired in fiscal year 2010 and later will be accounted for in accordance with this standard. We do not expect the ratification of this standard to have a material impact on our consolidated results of operations and financial condition.

In November 2008, the FASB ratified the standard that clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock. This standard is effective for fiscal years beginning on or after

December 15, 2008 and interim periods within those fiscal years and will be adopted by us in the first quarter of fiscal year 2010. We do not have any financial instruments indexed to our stock as of November 30, 2009.

In June 2009, the FASB issued a new accounting pronouncement that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This standard will be effective for transfers of financial assets in annual reporting periods beginning after November 15, 2009 and in interim periods within those first annual reporting periods with earlier adoption prohibited. This standard will be applicable to us in the first quarter of fiscal year 2010. We do not expect the adoption of this new standard to have a material impact on our consolidated results of operations and financial condition.

In June 2009, the FASB issued a new accounting pronouncement to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as one with the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest. This new standard will be effective as of the beginning of the annual reporting period commencing after November 15, 2009 and will be adopted by us in the first quarter of fiscal year 2010. We do not expect the adoption of this new standard to have a material impact on our consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to the existing multiple-element revenue arrangements guidance. This revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. This accounting update is effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. We are currently assessing the future impact of this new accounting update to our consolidated financial statements.

In October 2009, the FASB issued an accounting standard addressing how entities account for revenue arrangements that contain both hardware and software elements. Due to the significant difference in the level of evidence required for separation of multiple deliverables within different accounting standards, this particular accounting standard will modify the scope of accounting guidance for software revenue recognition. Many tangible products containing software and non-software components that function together to deliver the tangible products' essential functionality will be accounted for under the revised multiple-element arrangement revenue recognition guidance disclosed above. This accounting standard is effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. We are currently assessing the future impact of this new accounting standard to our consolidated financial statements.

During the fiscal year 2009, we adopted the following accounting standards:

Effective December 1, 2007, we adopted new standards relating to the fair value disclosure of our financial assets and liabilities. Effective December 1, 2008, we adopted these new accounting standards as they applied to our non-financial assets and non-financial liabilities. The impact of our adoption is discussed in Note 11 of the Notes to the Consolidated Financial Statements.

Effective December 1, 2008, we adopted new standards relating to accounting for transfers of financial assets and repurchase financing transactions. These new standards require that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction unless certain criteria are met. We adopted these standards in the first quarter of fiscal year 2009 and the adoption had no impact on our financial statements.

In March 2008, the FASB issued a new standard that requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and was adopted by us in the first quarter of fiscal year 2009. The impact of the adoption of this standard is discussed in Note 10 of the Notes to the Consolidated Financial Statements.

In December 2008, the FASB issued standards that amend and enhance the disclosure requirements for public enterprises that have a variable interest in a variable interest entity. These standards are effective for the first reporting period ending after December 15, 2008 and were adopted by us in the first quarter of fiscal year 2009. The disclosures required by these standards are included in Note 2 of the Notes to the Consolidated Financial Statements.

In May 2009, the FASB issued a new accounting pronouncement that establishes the standards for accounting for and disclosures of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The statement sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements. The statement also identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new standard is effective for interim and annual periods ending after June 15, 2009 and was adopted by us in the third quarter of fiscal year 2009. This standard requires entities to disclose the date through which subsequent events were evaluated. We have evaluated subsequent events through the time of filing these financial statements with the SEC on February 5, 2010.

In June 2009, the FASB launched the "FASB Accounting Standards Codification," which supersedes all existing non-SEC accounting and reporting standards. This standard is effective in the first interim and annual periods ending after September 15, 2009 and was adopted by us in the fourth quarter of fiscal year 2009. This pronouncement had no effect on our consolidated financial statements upon adoption, other than prior references to GAAP were replaced with references to the applicable codification paragraphs.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward contracts. Principal currencies hedged are the Canadian dollar, Philippines peso, Mexican peso and British pound. These instruments are generally short-term in nature, with typical maturities of less than one year. We do not hold or issue derivative financial instruments for trading purposes.

The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at November 30, 2009 and 2008 that are sensitive to the changes in foreign currency exchange rates (in thousands). The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. dollar by 5%, 10% and 15% (in thousands). Although we do not apply hedge accounting to our forward contracts, our foreign exchange contracts are marked-to-market and any material gains and losses on our hedge contracts resulting from a hypothetical, instantaneous change in the strength of the U.S. dollar would be significantly offset by mark-to-market gains and losses on the corresponding assets and liabilities being hedged.

	Loss on Derivative Instruments Given a Weakening of U.S. dollar by X Percent			Gain (Loss) Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given a Strengthening of U.S. dollar by X Percent		
	15%	10%	5%		5%	10%	15%
Forward contracts at November 30, 2009	$ (13,865)	$ (8,967)	$ (4,571)	$ (69)	$ 3,010	$ 6,311	$ 9,347
Forward contracts at November 30, 2008	$ (16,077)	$ (10,127)	$ (4,799)	$ 2,058	$ 4,347	$ 8,306	$ 11,929

Interest Rate Risk

During the last two years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks. While we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments in the past, we may do so in the future.

A 1.5% increase or decrease in rates at November 30, 2009 would not result in any material change in the fair value of our obligations. The following tables present the hypothetical interest expense related to our outstanding borrowings for the years ended November 30, 2009 and 2008 that are sensitive to changes in interest rates. The modeling technique used measures the interest expense arising from hypothetical parallel shifts in the respective countries' yield curves, of plus or minus 5%, 10% and 15% for the years ended November 30, 2009 and 2008 (in thousands).

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ 5,805	$ 6,146	$ 6,488	$ 6,829	$ 7,171	$ 7,512	$ 7,853
SYNNEX Canada	1,242	1,315	1,388	1,461	1,534	1,607	1,680
Total for the year ended November 30, 2009	$ 7,047	$ 7,461	$ 7,876	$ 8,290	$ 8,705	$ 9,119	$ 9,533

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ 9,929	$10,513	$11,097	$11,681	$12,265	$12,849	$13,433
SYNNEX Mexico	1,830	1,937	2,045	2,153	2,260	2,368	2,475
SYNNEX Canada	516	546	577	607	638	668	698
SYNNEX UK	7	8	8	9	9	9	10
Total for the year ended November 30, 2008	$12,282	$13,004	$13,727	$14,450	$15,172	$15,894	$16,616

Equity Price Risk

The equity price risk associated with our marketable equity securities at November 30, 2009 and 2008 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

Item 8. ***Financial Statements and Supplementary Data***


Form 10-K

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concludes that, as of November 30, 2009, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of SYNNEX Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SYNNEX Corporation and its subsidiaries at November 30, 2009 and November 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2009 in conformity with generally accepted accounting principles in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 7, the Company changed its method of accounting for uncertainty in income taxes in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 5, 2010

SYNNEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	November 30, 2009	November 30, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 37,816	$ 35,147
Short-term investments	21,219	13,348
Accounts receivable, net	820,633	807,185
Receivable from vendors, net	99,610	95,735
Receivable from affiliates	5,144	4,659
Inventories	713,813	696,008
Deferred income taxes	27,787	25,299
Current deferred assets	13,830	13,322
Other current assets	26,522	9,445
Assets held for sale	74,185	24,981
Total current assets	1,840,559	1,725,129
Property and equipment, net	94,725	80,503
Goodwill	107,563	87,708
Intangible assets, net	18,066	24,354
Deferred income taxes	2,849	5,923
Long-term deferred assets	10,636	50,907
Other assets	25,890	25,953
Assets held for sale	—	32,403
Total assets	$2,100,288	$2,032,880
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under securitization, term loans and lines of credit	$ 150,740	$ 340,466
Accounts payable	687,432	571,329
Payables to affiliates	82,728	73,631
Accrued liabilities	117,599	109,726
Current deferred liabilities	18,798	22,497
Income taxes payable	2,431	4,593
Liabilities related to assets held for sale	18,148	12,299
Total current liabilities	1,077,876	1,134,541
Long-term borrowings	9,410	8,537
Convertible debt	143,750	143,750
Long-term liabilities	29,285	26,591
Long-term deferred liabilities	9,742	30,972
Deferred income taxes	1,442	1,380
Liabilities related to assets held for sale	—	2,595
Total liabilities	1,271,505	1,348,366
Minority interest in a subsidiary	3,011	2,797
Minority interest of discontinued operations	7,402	1,876
Commitments and contingencies (Note 21)	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 33,602 and 31,954 shares issued and outstanding	34	32
Additional paid-in capital	236,213	207,558
Accumulated other comprehensive income	23,723	5,357
Accumulated other comprehensive income of discontinued operations	3,428	4,010
Retained earnings	554,972	462,884
Total stockholders' equity	818,370	679,841
Total liabilities and stockholders' equity	$2,100,288	$2,032,880

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share amounts)

	Fiscal Years Ended November 30,		
	2009	2008	2007
Revenue	$ 7,719,197	$ 7,736,726	$ 6,986,714
Cost of revenue	(7,296,167)	(7,322,862)	(6,640,295)
Gross profit	423,030	413,864	346,419
Selling, general and administrative expenses	(273,381)	(267,498)	(236,938)
Income from continuing operations before non-operating items, income taxes and minority interest	149,649	146,366	109,481
Interest expense and finance charges, net	(13,983)	(15,006)	(15,054)
Other income (expense), net	3,036	(7,812)	1,429
Income from continuing operations before income taxes and minority interest	138,702	123,548	95,856
Provision for income taxes	(50,656)	(45,705)	(35,216)
Minority interest in a subsidiary	133	225	—
Income from continuing operations	88,179	78,068	60,640
Income from discontinued operations, net of tax	3,909	5,729	2,487
Net income	$ 92,088	$ 83,797	$ 63,127
Earnings per share—basic:			
Income from continuing operations	$ 2.70	$ 2.47	$ 1.96
Income from discontinued operations	0.12	0.18	0.08
Net income per common share—basic	$ 2.82	$ 2.65	$ 2.04
Earnings per share—diluted:			
Income from continuing operations	$ 2.59	$ 2.35	$ 1.86
Income from discontinued operations	0.11	0.17	0.07
Net income per common share—diluted	$ 2.70	$ 2.52	$ 1.93
Weighted-average common shares outstanding—basic	32,711	31,619	30,942
Weighted-average common shares outstanding—diluted	34,013	33,263	32,674

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (in thousands)

	Common Stock		Additional	Accumulated Other	Retained	Total	Comprehensive
	Shares	Amount	Paid-In	Comprehensive	Earnings	Stockholders'	Income
Balances, November 30, 2006	30,477	$ 30	$181,188	$ 13,999	$316,329	$511,546	
Share-based compensation	—	—	5,281	—	—	5,281	
Tax benefits from exercise of non-qualified stock options	—	—	2,310	—	—	2,310	
Issuance of common stock on exercise of options and restricted stock	814	1	6,610	—	—	6,611	
Issuance of common stock for employee stock purchase plan	37	—	739	—	—	739	
Change in unrealized gains on available for sale securities	—	—	—	245	—	245	245
Foreign currency translation adjustment	—	—	—	14,695	—	14,695	14,695
Net income	—	—	—	—	63,127	63,127	63,127
Balances, November 30, 2007	31,328	31	196,128	28,939	379,456	604,554	78,067
Share-based compensation	—	—	6,637	—	—	6,637	
Tax benefits from exercise of non-qualified stock options	—	—	2,091	—	—	2,091	
Issuance of common stock on exercise of options and restricted stock	587	1	3,149	—	—	3,150	
Issuance of common stock for employee stock purchase plan	39	—	741	—	—	741	
Cumulative effect of adopting uncertain tax position	—	—	(1,188)	—	(369)	(1,557)	
Change in unrealized gains on available for sale securities	—	—	—	578	—	578	578
Foreign currency translation adjustment	—	—	—	(20,150)	—	(20,150)	(20,150)
Net income	—	—	—	—	83,797	83,797	83,797
Balances, November 30, 2008	31,954	32	207,558	9,367	462,884	679,841	64,225
Share-based compensation	—	—	8,193	—	—	8,193	
Tax benefits from exercise of non-qualified stock options	—	—	7,018	—	—	7,018	
Issuance of common stock on exercise of options and restricted stock	1,596	2	11,663	—	—	11,665	
Issuance of common stock for employee stock purchase plan	52	—	751	—	—	751	
Changes in HiChina minority interest	—	—	1,030	—	—	1,030	
Change in unrealized gains on available for sale securities	—	—	—	24	—	24	24
Foreign currency translation adjustment	—	—	—	17,760	—	17,760	17,760
Net income	—	—	—	—	92,088	92,088	92,088
Balances, November 30, 2009	33,602	$ 34	$236,213	$ 27,151	$554,972	$818,370	$109,872

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended November 30,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 92,088	$ 83,797	$ 63,127
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	11,701	11,010	9,187
Amortization of intangible assets	7,925	7,754	6,578
Share-based compensation	8,193	6,637	5,281
Provision for doubtful accounts	12,235	10,304	7,491
Inventory reserve	13,809	9,006	6,135
Tax benefits from employee stock plans	7,018	2,091	2,310
Excess tax benefit from share-based compensation	(6,135)	(1,815)	(2,145)
Unrealized (gain) loss on trading securities	(3,229)	5,216	(401)
Realized (gain) loss on investments	505	443	(559)
Loss (gain) on disposal of fixed assets	167	25	(17)
Loss on impairment of fixed assets	—	—	828
Other-than-temporary impairment on securities	94	1,288	221
Minority interest	1,157	693	372
Changes in assets and liabilities, net of acquisition of businesses:			
Accounts receivable	(6,455)	(45,013)	(321,941)
Receivables from vendors	(2,509)	2,760	864
Receivables from affiliates	(485)	5,130	(7,934)
Inventories	(11,883)	(25,385)	(4,278)
Other assets	44,725	41,632	38,305
Payable to affiliates	9,097	6,297	(22,497)
Accounts payable	103,008	(36,622)	71,376
Accrued liabilities	4,190	(4,332)	24,868
Deferred liabilities	(23,176)	(28,323)	(29,624)
Net cash provided by (used in) operating activities	262,040	52,593	(152,453)
Cash flows from investing activities:			
Purchase of investments	(34,421)	(14,005)	(9,015)
Proceeds from sale of investments	21,678	14,692	5,805
Acquisition of businesses, net of cash acquired	(16,121)	(28,015)	(106,783)
Purchase of property and equipment	(25,011)	(33,521)	(22,781)
Purchase of intangible asset	—	(1,432)	—
Increase in restricted cash	(15,715)	(3,412)	(4,051)
Net cash used in investing activities	(69,590)	(65,693)	(136,825)
Cash flows from financing activities:			
Proceeds from revolving line of credit and securitization	2,713,857	1,756,514	1,341,921
Payment of revolving line of credit and securitization	(2,890,255)	(1,853,720)	(1,043,038)
Proceeds from bank loans	—	—	11,042
Payment of bank loans	(20,489)	(23,515)	(23,872)
Proceeds from the issuance of convertible debt (net of issuance costs of $3,575)	—	140,175	—
Excess tax benefit from share-based compensation	6,135	1,815	2,145
Bank overdraft	(4,980)	(4,742)	14,733
Proceeds from issuance of common stock	12,416	3,890	6,331
Net cash provided by (used in) financing activities	(183,316)	20,417	309,262
Effect of exchange rate changes on cash and cash equivalents	(5,754)	10,889	(4,990)
Net increase in cash and cash equivalents	3,380	18,206	14,994
Cash and cash equivalents at beginning of period	56,026	37,820	22,826
Cash and cash equivalents at end of period	$ 59,406	$ 56,026	$ 37,820
Supplemental disclosures of cash flow information:			
Interest paid	$ 18,012	$ 9,639	$ 7,072
Income taxes paid	$ 44,409	$ 44,492	$ 31,254

The accompanying Notes are an integral part of these Consolidated Financial Statements.

(amounts in thousands, except per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Corporation (together with its subsidiaries, herein referred to as "SYNNEX" or the "Company") is a business process services company offering a comprehensive range of services to original equipment manufacturers ("OEMs"), software publishers and reseller and retailer customers worldwide. SYNNEX's service offering includes product distribution, logistics services, global business services ("GBS") and contract assembly. SYNNEX is headquartered in Fremont, California and has operations in the United States, Canada, China, Mexico, Japan, the Philippines and the United Kingdom ("UK").

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Principles of consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries and majority-owned subsidiaries in which no substantive participating rights are held by minority stockholders. All significant intercompany accounts and transactions have been eliminated.

The Consolidated Financial Statements include 100% of the assets and liabilities of these majority-owned subsidiaries and the ownership interest of minority investors is recorded as minority interest. Investments in 20% through 50% owned affiliated companies are included under the equity method of accounting where the Company exercises significant influence over operating and financial affairs of the investee and is not the primary beneficiary. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

Consolidation of variable interest entity

In fiscal year 2007, the Company acquired a majority interest in China Civilink (Cayman). China Civilink operated in China as HiChina Web Solutions. HiChina Web Solutions provided internet and webhosting services. People's Republic of China ("PRC") law currently limits foreign ownership of companies that provided internet content and advertising services. To comply with these foreign ownership restrictions, the Company operated in China with PRC citizens through contractual arrangements. The Company has the ability to substantially influence the daily operations and financial affairs. As a result of these contractual arrangements, which enabled the Company to control HiChina Web Solutions and its affiliates, the Company is the primary beneficiary of these companies. Accordingly, the Company regarded HiChina Web Solutions as a variable interest entity under ASC 810, "Consolidation." On December 22, 2009 the Company sold its interest in HiChina Web Solutions to Alibaba.com Ltd. and its results are presented as a discontinued operation.

Segment reporting

Operating segments are based on products and services provided by each segment, internal organization structure, manner in which operations are managed, criteria used by the Chief Operating Decision Maker ("CODM") to assess the segment performance as well as resources allocation and the availability of discrete financial information. During fiscal year 2008, the Company changed its business strategy on managing its operations which prompted changes to its internal organization structure, resource allocation and measuring its financial performance. The change in the business strategy has enabled the Company to focus on providing a full range of distribution and GBS offerings to its customers which resulted in two segments.

The distribution services segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators and retailers, as well as provides assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

The GBS services segment provides contact center services that deliver voice, e-mail and technical support services on a global platform, demand generation services, and print on demand services.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation.

Restricted cash

As of November 30, 2009, the Company had restricted cash in the amount of $31,319. Of this amount, $14,304 is reported in "Other assets" and relates to future payments to its vendors relating to the long-term projects at the Company's Mexico operation. The remaining $17,015 is reported in "Other current assets" and relates to the lockbox collections under the Company's borrowing arrangements.

As of November 30, 2008, the Company had restricted cash in the amount of $15,604 which is reported in "Other assets" primarily for future payments to its vendors relating to the long-term projects at the Company's Mexico operation.

Investments

The Company classifies its investments in marketable securities as trading and available-for-sale. Marketable securities related to its deferred compensation plan are classified as trading and are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in "Other income (expense), net" in the Company's financial statements. All other securities are classified as available-for-sale and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in "Accumulated other comprehensive income," a component of stockholders' equity. Realized gains and losses on available-for-sale securities, which are calculated based on the specific identification method, and declines in value judged to be other-than-temporary, if any, are recorded in "Other income (expense), net" as incurred.

To determine whether a decline in value is other-than-temporary, the Company evaluates several factors, including the current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry and the Company's intent to carry the investment for a sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, the Company records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies.

Long-term investments include instruments that the Company has the ability and intent to hold for more than twelve months.

The Company has investments in equity instruments of privately-held companies and investments for which there are not readily determinable fair values. These investments are included in short-term investment and other assets and are accounted for under the cost method. The Company monitors its investments for impairment by considering current factors, including the economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

For the fiscal year ended November 30, 2009 the Company recorded another-than-temporary impairment of $94 in the value of investments. The Company recorded an other-than-temporary impairment of $1,288 and $221 for the fiscal years ended November 30, 2008 and 2007, respectively.

Allowance for doubtful accounts

The allowance for doubtful accounts is an estimate to cover the losses resulting from the inability of customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the accounts receivable, credit evaluations of customers' financial condition and existence of credit insurance. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from customers.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted-average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components used for assembly services. The Company records estimated inventory reserves for quantities in excess of demand, cost in excess of market value and product obsolescence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is

(amounts in thousands, except per share amounts)

reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and Furniture	3-7 years
Software	3-7 years
Leasehold Improvements	2-10 years
Buildings	39 years


Form 10-K

Goodwill and Intangible assets

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. The Company also assesses potential impairment of its goodwill and assets on an annual basis during its fourth quarter, regardless if there is evidence of impairment. If indicators of impairment were to be present in intangible assets used in operations and future undiscounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results. No impairment loss was recorded for the periods presented.

In accordance with ASC 350, "Intangible—Goodwill and Other," a two-step impairment test is required to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of each reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired and no further testing is required. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then the second step is performed in order to determine the implied fair value of the reporting unit's goodwill and an impairment loss is recorded for an amount equal to the difference between the implied fair value and the carrying value of the goodwill.

For the purpose of its goodwill analysis, the Company has two reporting units, as defined by ASC 350, "Intangible—Goodwill and Other." The Company's distribution services business segment is comprised of one Distribution Services reporting unit and the GBS business segment is comprised of the contact center reporting unit. The Company conducted their annual impairment analysis in the fourth quarter of fiscal year 2009. The goodwill impairment analysis did not result in an impairment charge for the fiscal years ended 2009, 2008 or 2007.

Determining the fair value of a reporting unit and intangible asset is judgmental and involves the use of significant estimates and assumptions. The Company based their fair value estimates on assumptions that they believe are reasonable but are uncertain and subject to changes in market conditions.

Purchased intangible assets are amortized over the useful lives based on the estimate of the use of economic benefit of the asset or on the straight-line amortization method.

Intangible assets primarily consist of vendor lists and customer lists. Intangible assets are amortized as follows:

Vendor Lists	4-10 years
Customer Lists	4-8 years
Other Intangible Assets	3-10 years

Software costs

The Company develops its software platform for internal use only. The majority of development costs include payroll and other related costs, such as costs of support, maintenance and training functions that are not subject to capitalization. The costs of software enhancements were not material for the periods presented. If internal software development costs become material, the Company will capitalize the costs based on the defined criteria for capitalization in accordance with ASC 350, "Intangibles—Goodwill and Other," subtopic 40, "Internal—Use Software."

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. No impairment of long-lived assets was recorded for the periods presented.

Long-term deferred assets and long-term deferred liabilities

The Company's Mexico operation has entered into multi-year contracts to sell equipment to independent third-party contractors that provide equipment and services to the Mexican government. The payments by the Mexican government are generally due on a monthly basis and are contingent upon the contractors continuing to provide services to the Mexican government. The Company recognizes product revenue and cost of revenue on a straight-line basis over the term of the contracts. All long-term accounts receivable and deferred cost of revenue associated with these contracts are included in the consolidated balance sheet under the caption "Long-term deferred assets." According to contract terms, the Company also holds back a certain amount of accounts payable for a certain period of time. All long-term accounts payable and long-term deferred revenues associated with these contracts are included in the consolidated balance sheet under the caption "Long-term deferred liabilities."

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of accounts receivable, cash and cash equivalents. The Company's cash and cash equivalents are maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. Through November 30, 2009, the Company had not experienced any losses on such deposits.

Accounts receivable include amounts due from customers primarily in the technology industry. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of

(amounts in thousands, except per share amounts)

credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks. Through November 30, 2009, such losses have been within management's expectations.

In fiscal years 2009, 2008 and 2007, no single customer exceeded 10% or more of the Company's total revenue. At November 30, 2009 and 2008, one customer accounted for approximately 11% and 17% of the total consolidated accounts receivable balance, respectively. Products purchased from the Company's largest OEM supplier, Hewlett-Packard Company ("HP"), accounted for approximately 36%, 32% and 28% of the total revenue for the fiscal years ended November 30, 2009, 2008 and 2007, respectively.

Revenue recognition

The Company recognizes revenue generally as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of resulting accounts receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. the Company's warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

The Company purchases licensed software products from OEM vendors and distributes them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured. Subsequent to the sale of software products, the Company generally has no obligation to provide any modification, customization, upgrades, enhancements, or any other post-sales customer support.

The Company's Mexico operation primarily focuses on projects with the Mexican government and other local agencies that are long-term in nature. Under the agreements, the payments are due on a monthly basis and contingent upon performing certain services and meeting certain conditions. The Company recognizes product revenue and cost of revenue on a straight-line basis over the term of the contract.

The Company provides GBS services to its customers under contracts that typically consist of a master services agreement or statement of work, which contains the terms and conditions of each program and service it offers. These agreements are usually short-term in nature and subject to early termination by the customers or the Company for any reason, typically with 30 to 90 days notice. Typically the contracts are time-based or transactions based. Revenue is generally recognized over the term of the contract if the service has already been rendered, the sales price is fixed or determinable and collection of the resulting accounts receivable is reasonably assured.

Shipping and Handling Costs

Costs related to shipping and handling are included in the cost of revenue.

OEM supplier programs

Funds received from OEM suppliers for inventory volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue and the carrying value of inventories, as appropriate. Where there is a binding agreement, the Company tracks vendor promotional programs for volume discounts on a program-by-program basis and records them as a reduction of cost of revenue based on a systematic and rational allocation. The Company monitors the balances of vendor receivables on a quarterly basis and adjusts the balances due for differences between expected and actual sales volume. Vendor receivables are generally collected through reductions authorized by the vendor, to accounts payable. Funds received for specific marketing and infrastructure reimbursements, net of direct costs, are recorded as adjustments to selling, general and administrative expenses, and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company purchases licensed software products from OEM vendors, which it subsequently distributes to resellers. Royalties to OEM vendors are accrued and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company's OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for its customers, and (2) products that it builds to order from components purchased from other sources. To date neither warranty expense, nor the accrual for warranty costs has been material to the Company's Consolidated Financial Statements.

Advertising

Costs related to advertising and product promotion expenditures are charged to selling, general and administrative expenses as incurred and are primarily offset by OEM marketing reimbursements. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

Foreign currency translations

The functional currencies of the Company's foreign subsidiaries are their respective local currencies, with the exception of the Company's operations in the UK and the Philippines, for which the functional currencies are the U.S. dollar. The financial statements of the foreign subsidiaries, other than the operations in the UK and the Philippines, are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income." Gains and losses resulting from foreign currency transactions are included within "Other income (expense), net." Such amounts are not significant to any of the periods presented.

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's foreign subsidiaries and unrealized gains and losses on the Company's available-for-sale securities.

Share-based compensation

ASC 718, "Compensation—Stock Compensation" requires the recognition of the fair value of share-based compensation. Under the fair value recognition provisions of ASC 718, "Compensation—Stock Compensation," share-based compensation is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company has used the Black-Scholes valuation model to estimate fair value of share-based awards, which requires various assumptions including estimating stock price volatility and expected life.

Net income per common share

Net income per common share-basic is computed by dividing the net income for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted weighted-average shares include the dilutive effect of stock options, restricted stock and restricted stock units. The calculation of net income per common share is presented in Note 15.

ASC 260, "Earnings per Share," requires that employee stock options, non-vested restricted stock and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future services that the Company has not yet recognized and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

With respect to the Company's convertible debt, the Company intends to settle its conversion spread (i.e., the intrinsic value of convertible debt based on the conversion price and current market price) in shares. The Company accounts for its conversion spread using the treasury stock method. It is the Company's intent to cash-settle the principal amount of the convertible debt; accordingly, the principal amount has been excluded from the determination of diluted earnings per share.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on net income as previously reported. Prior period financial information is adjusted to present results from continuing operation.

(amounts in thousands, except per share amounts)

Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued a new accounting pronouncement which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, the FASB issued additional guidance to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If the fair value cannot be reasonably estimated, the asset or liability will be recognized in accordance with ASC 450, "Contingencies." The new standard is effective for fiscal years that begin after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company will account for business combinations under the new standard effective December 1, 2009.

In December 2007, the FASB issued accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This standard also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal year 2010. Effective December 1, 2009, minority interest will be reported under the stockholders' equity.

In April 2008, the FASB issued a new accounting pronouncement which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, "Intangibles—Goodwill and Other." The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under this standard and the period of expected cash flows used to measure the fair value of the asset under ASC 805, "Business Combinations." This new standard is effective for fiscal years beginning after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of this new standard to have a material impact its consolidated results of operations and financial condition.

In May 2008, the FASB issued a new accounting pronouncement which requires an issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. This is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of fiscal year 2010. The accounting pronouncement is applicable to our Convertible Senior Notes which were issued in May 2008. The impact of the adoption of the new pronouncement will be an increase in non-cash interest expense, net of tax, in a range of approximately $2,537 to $3,211 per annum.

In June 2008, the FASB ratified guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. This is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect the ratification of this new standard to have a material impact on its consolidated results of operations and financial condition.

In November 2008, the FASB clarified guidance that the initial carrying value of an equity method investment should be determined in accordance with ASC 805, "Business Combinations." Other-than-temporary impairment of an equity method investment should be recognized in accordance with ASC 323,

(amounts in thousands, except per share amounts)

"Investments—Equity Method and Joint Ventures." ASC 323, "Investments—Equity Method and Joint Ventures," is effective on a prospective basis in fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years, and will be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the clarified guidance to have a material impact on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified the standard that applies to defensive assets that are acquired intangible assets which the acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to the asset. This standard clarifies that defensive intangible assets are separately identifiable and should be accounted for as a separate unit of accounting in accordance with ASC 805, "Business Combinations" and ASC 820, "Fair Value Measurements and Disclosures." This standard is effective for intangible assets acquired in fiscal years beginning on or after December 15, 2008 and will be adopted by the Company in the first quarter of fiscal year 2010. Intangible assets acquired in fiscal year 2010 and after will be accounted for in accordance with this standard. The Company does not expect the ratification of this standard to have a material impact on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified the standard that clarifies whether a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock. This standard is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years and will be adopted by the Company in the first quarter of fiscal year 2010. The Company does not have any financial instruments indexed to their stock as of November 30, 2009.

In June 2009, the FASB issued a new accounting pronouncement that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This standard will be effective for transfers of financial assets in annual reporting periods beginning after November 15, 2009 and in interim periods within those first annual reporting periods with earlier adoption prohibited. This standard will be applicable to the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of this new standard to have a material impact on its consolidated results of operations and financial condition.

In June 2009, the FASB issued a new accounting pronouncement to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as one with the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the variable interest. This new standard will be effective as of the beginning of the annual reporting period commencing after November 15, 2009 and will be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of this new standard to have a material impact on its consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to the existing multiple-element revenue arrangements guidance. This revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. This accounting update is effective for the first annual reporting period beginning on or after June 15, 2010, with early

(amounts in thousands, except per share amounts)

adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its consolidated financial statements.

In October 2009, the FASB issued an accounting standard addressing how entities account for revenue arrangements that contain both hardware and software elements. Due to the significant difference in the level of evidence required for separation of multiple deliverables within different accounting standards, this particular accounting standard will modify the scope of accounting guidance for software revenue recognition. Many tangible products containing software and non-software components that function together to deliver the tangible products' essential functionality will be accounted for under the revised multiple-element arrangement revenue recognition guidance disclosed above. This accounting standard is effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its consolidated financial statements.

During the fiscal year 2009, the Company adopted the following accounting standards:

Effective December 1, 2007, the Company adopted new standards relating to the fair value disclosure of its financial assets and liabilities. Effective December 1, 2008 the Company adopted these new accounting standards as they applied to its non-financial assets and non-financial liabilities. The impact of the Company's adoption is discussed in Note 11.

Effective December 1, 2008 the Company adopted new standards relating to accounting for transfers of financial assets and repurchase financing transactions. These new standards require that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction unless certain criteria are met. The Company adopted these standards in the first quarter of fiscal year 2009 and the adoption had no impact on its financial statements.

In March 2008, the FASB issued a new standard that requires enhanced disclosures for derivative instruments, including those used in hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008, and was adopted by the Company in the first quarter of fiscal year 2009. The impact of the adoption of this standard is discussed in Note 10.

In December 2008, the FASB issued standards that amend and enhance the disclosure requirements for public enterprises that have a variable interest in a variable interest entity. These standards are effective for the first reporting period ending after December 15, 2008 and were adopted by the Company in the first quarter of fiscal year 2009. The disclosures required by these standards are included in Note 2.

In May 2009, the FASB issued a new accounting pronouncement that establishes the standards for accounting for and disclosures of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. The statement sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements. The statement also identifies the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new standard is effective for interim and annual periods ending after June 15, 2009 and was adopted by the Company in the third quarter of fiscal year 2009. This standard requires entities to disclose the date through which subsequent events were evaluated. The Company has evaluated subsequent events through the time of filing these financial statements with the SEC on February 5, 2010.

(amounts in thousands, except per share amounts)

In June 2009, the FASB launched "The FASB Accounting Standards Codification," which supersedes all existing non-SEC accounting and reporting standards. This standard is effective in the first interim and annual periods ending after September 15, 2009 and was adopted by the Company in the fourth quarter of fiscal year 2009. This pronouncement had no effect on the Company's consolidated financial statements upon adoption, other than prior references to GAAP were replaced with references to the applicable codification paragraphs.

NOTE 3—STOCKHOLDERS' EQUITY:

Amended and Restated 2003 Stock Incentive Plan

The Company's 2003 Stock Incentive Plan was adopted by its Board of Directors and approved by its stockholders in 2003 and amended in 2008. The plan provides for the direct award or sale of shares of common stock, restricted stock and restricted stock units, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants.

The 2003 Stock Incentive Plan is administered by the Company's Compensation Committee. The Compensation Committee determines which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The Compensation Committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The Board of Directors may amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than September 1, 2013. The number of shares granted, issued, retainable or vested under an award may be subject to the attachment of individual, divisional or Company-wide performance goals.

The number of authorized shares under the 2003 Stock Incentive Plan will not exceed 14,112 shares of common stock. No participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights for more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service. No participant may receive restricted shares or restricted stock units that relate to more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service. During the fiscal year ended November 30, 2009, the Board of Directors granted 157 options at exercise prices ranging from $19.51 to $30.96. During the fiscal year ended November 30, 2008, the Board of Directors granted 264 options at exercise prices ranging from $19.41 to $21.52 per share. In the fiscal year ended November 30, 2007, the Board of Directors granted 183 options at exercise prices ranging from $20.40 to $21.24 per share.

Under the 2003 Stock Incentive Plan:

Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock.

Qualified employees and non-employee directors, advisors and consultants are eligible for the grant of nonstatutory stock options, stock appreciation rights, restricted stock grants and restricted stock units.

The outstanding stock options and restricted stock awards granted to qualified employees vest over a five-year period and the stock options have a contractual term of ten years.

Prior to January 4, 2007, qualified non-employee directors who first joined the Board of Directors after the plan was effective received an initial option grant of twenty-five thousand shares, and all non-employee directors

(amounts in thousands, except per share amounts)

were eligible for annual option grants of five thousand shares for each year they continued to serve. The exercise price of these option grants was equal to 100% of the fair market value of those shares on the date of the grant.

Amended and Restated 2003 Stock Incentive Plan, on and after January 4, 2007:

After January 4, 2007, qualified non-employee directors who first join the Board of Directors after the plan is effective receive an initial option grant of ten thousand shares and two thousand shares of restricted stock. All non-employee directors are eligible for annual grants of two thousand shares of restricted stock for each year they continue to serve. The exercise price of these option grants is equal to 100% of the fair market value of those shares on the date of the grant. In addition, one third of the restricted stock grants vest on each anniversary date of the grant over a period of three years. One third of the stock options shall vest on the first anniversary date of the grant and the remaining shall vest monthly over a two year period starting one month after the first anniversary of the date of grant. The annual grants of restricted stock vest in full upon the director's retirement with the consent of the Board of Directors

Amended and Restated 2003 Stock Incentive Plan, after November 21, 2008:

After November 21, 2008, the vesting schedule for qualified non-employee directors' annual grants of two thousand shares of restricted stock was amended for newly issued grants. One quarter of the restricted shares shall vest on the last day of each quarter there after following the date of the grant over a period of one year.

The Compensation Committee determines the exercise price of options or the purchase price of restricted stock grants, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant.

The following table summarizes the stock options outstanding and exercisable under the Company's option plans as of November 30, 2009 and 2008:

	Number of Options at November 30, 2009		Number of Options at November 30, 2008	
	Outstanding	**Exercisable**	**Outstanding**	**Exercisable**
Amended and Restated 2003 Stock Incentive Plan	3,729	3,208	5,044	4,290

2003 Employee Stock Purchase Plan

The Company's 2003 Employee Stock Purchase Plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions. The maximum number of shares a participant may purchase during a single accumulation period is one thousand two hundred fifty. The plan was approved by the Company's stockholders and approved by its Board of Directors in 2003. A total of 750 shares of common stock have been reserved for issuance under the ESPP.

The weighted-average per share ESPP enrollment date fair value of stock options during the fiscal years ended November 30, 2009 and 2008 was $1.80 and $2.05, respectively.

(amounts in thousands, except per share amounts)

In March 2005, the Company's Board of Directors approved the following amendments to the ESPP to be effective for the accumulation period beginning April 1, 2005:

- Reduction of participant purchase price discount of Company stock from 15% to 5%;
- Reduction of two year offering periods and six month accumulation periods to three month offering and accumulation periods;
- Maximum purchase limit of $10 of stock per calendar year per participant; and
- Associate vice president level employees and above are not eligible to participate.

NOTE 4—SHARE-BASED COMPENSATION:

The Company recognizes share-based compensation expense under the provisions of ASC 718, "Compensation—Stock Compensation," which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases, based on estimated fair values. The effects of recording share-based compensation for the fiscal years ended November 30, 2009, 2008 and 2007 were as follows:

	Fiscal Years Ended November 30,		
	November 30, 2009	November 30, 2008	November 30, 2007
Share-based compensation expense by type of award:			
Employee stock options	$ 2,730	$ 2,833	$ 2,409
Restricted stock	4,735	3,723	2,811
Employee stock purchase plan	100	81	62
Total share-based compensation	7,565	6,637	5,282
Tax effect on share-based compensation	(2,763)	(2,309)	(1,882)
Net effect on net income	$ 4,802	$ 4,328	$ 3,400

During the fiscal year ended November 30, 2009, the Company granted approximately 157 stock options, with an estimated total grant-date fair value of $1,771. Of this amount, the Company estimated that the share-based compensation for the awards not expected to vest was $37 for the fiscal year ended November 30, 2009. As of November 30, 2009, the unamortized stock based compensation balance related to stock options was $6,665 and will be recognized over an estimated weighted-average amortization period of 3.34 years.

Valuation Assumptions

ASC 718, "Compensation—Stock Compensation," requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's financial statements. Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of ASC 718, "Compensation—Stock Compensation." The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly

(amounts in thousands, except per share amounts)

subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility assumption was determined using historical volatility of the Company's common stock. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model and the straight-line attribution approach with the following weighted-average assumptions:

	Fiscal Years Ended November 30,		
	2009	2008	2007
Stock option plan:			
Expected life (years)	5.7	5.8	5.8
Risk free interest rate	2.6%	2.2%	3.9%
Expected volatility	43.6%	39.7%	35.6%
Dividend yield	0%	0%	0%
Stock purchase plan:			
Expected life (years)	0.3	0.3	0.3
Risk free interest rate	0.1%	0.9%	3.5%
Expected volatility	65.1%	50.0%	35.5%
Dividend yield	0%	0%	0%

A summary of the activity under the Company's stock option plans is set forth below:

		Options outstanding	
	Shares Available For Grant	Number of Shares	Weighted-Average Exercise Price
Balances, November 30, 2006	3,343	5,994	$11.00
Restricted stock granted	(296)	—	—
Restricted stock cancelled	42	—	—
Options granted	(183)	183	20.82
Options exercised	—	(713)	9.82
Options cancelled	203	(203)	17.07
Balances, November 30, 2007	3,109	5,261	$11.27
Restricted stock granted	(331)	—	—
Restricted stock cancelled	20	—	—
Options granted	(264)	264	19.73
Options exercised	—	(446)	8.87
Options cancelled	35	(35)	16.81
Balances, November 30, 2008	2,569	5,044	$11.89
Restricted stock granted	(211)	—	—
Restricted stock cancelled	32	—	—
Options granted	(157)	157	27.31
Options exercised	—	(1,406)	9.41
Options cancelled	66	(66)	18.11
Balances, November 30, 2009	2,299	3,729	$13.37

(amounts in thousands, except per share amounts)

The options outstanding and exercisable at November 30, 2009 were in the following exercise price ranges:

	Options Outstanding				Options Vested and Exercisable			
Range of Exercise Prices	Shares	Weighted-Average Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted-Average Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$3.00 – $4.50	179	0.08	$4.50	$ 4,257	179	0.08	$4.50	$ 4,257
$7.00 – $10.00	1,618	1.23	$9.43	$30,556	1,618	1.23	$9.43	$30,556
$12.00 – $15.54	496	3.59	$12.11	$ 8,030	496	3.59	$12.11	$ 8,029
$16.10 – $30.96	1,436	6.67	$19.34	$13,170	915	5.74	$17.75	$ 9,664
$3.00 – $30.96	3,729	3.59	$13.37	$56,013	3,208	2.82	$11.94	$52,506

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company's closing stock price of $28.31 as of November 30, 2009, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of November 30, 2009 was 3,208.

The weighted-average, grant-date fair value of options, granted during the fiscal year ended November 30, 2009 was $11.28. The total fair value of shares vested during the fiscal year ended November 30, 2009 was $2,436. The total intrinsic value of options exercised during the fiscal year ended November 30, 2009 was $20,839. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2009 was $13,221. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2009 was $7,018.

The weighted-average, grant-date fair value of options, granted during the fiscal year ended November 30, 2008 was $8.03. The total fair value of shares vested during the fiscal year ended November 30, 2008 was $2,617. The total intrinsic value of options exercised during the fiscal year ended November 30, 2008 was $6,017. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2008 was $3,951. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2008 was $2,091.

The weighted-average, grant-date fair value of options, granted during the fiscal year ended November 30, 2007 was $8.68. The total fair value of shares vested during the fiscal year ended November 30, 2007 was $2,175. The total intrinsic value of options exercised during the fiscal year ended November 30, 2007 was $8,116. The total cash received from employees as a result of employee stock option exercises during the fiscal year ended November 30, 2007 was $7,004. In connection with these exercises, the tax benefits realized by the Company for the fiscal year ended November 30, 2007 was $2,310.

The Company settles employee stock option exercises with newly issued common shares.

Restricted Stock

During the fiscal year ended November 30, 2006, the Company's Compensation Committee approved the grant of 250 shares of restricted stock units to Robert Huang, the Company's then President and Chief Executive Officer. These restricted stock units vest with respect to 25% of the shares on the date that is thirteen months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. The Company recorded the $4,763 value of these restricted stock units and will amortize that

(amounts in thousands, except per share amounts)

amount over the service period. The value of the restricted stock units was based on the closing market price of the Company's common stock on the date of award.

As of November 30, 2009, there was $15,412 of total unamortized share-based compensation related to nonvested restricted stock granted under the Amended and Restated 2003 Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 3.63 years.

Amortization cost for all restricted stock awards for the fiscal year ended November 30, 2009 was $4,735.

A summary of the status of the Company's non-vested restricted stock as of November 30, 2009, is presented below:

	Restricted Stock	
	Number of shares	Weighted-average, grant-date fair value
Nonvested at November 30, 2006	561	$20.45
Awards granted	296	20.61
Awards vested	(122)	21.37
Awards cancelled/expired/forfeited	(42)	21.35
Nonvested at November 30, 2007	693	$20.53
Awards granted	331	19.74
Awards vested	(178)	20.31
Awards cancelled/expired/forfeited	(20)	21.12
Nonvested at November 30, 2008	826	$20.25
Awards granted	211	30.20
Awards vested	(245)	15.30
Awards cancelled/expired/forfeited	(32)	20.44
Nonvested at November 30, 2009	760	$24.60

NOTE 5—EMPLOYEE BENEFITS PLAN:

The Company has a 401(k) Plan (the "Plan") under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in the Plan on the first day of the month after their employment date. The Company may make discretionary contributions under the Plan. During fiscal years 2009, 2008 and 2007, the Company contributed $734, $710 and $580, respectively.

NOTE 6—DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers. The plan is designed to permit eligible officers and directors to accumulate additional income through a non-qualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant's account. The participant's account is adjusted monthly to reflect earnings and losses on the participant's designated investments. The Company pays interest on the uninvested portion of deferred compensation.

The amount credited to the participant's account will be distributed as soon as practicable after the earlier of the participant's termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years. The distribution of account balances subject to Section 409A of the Code upon termination of employment of an officer is subject to a six-month delay.


Form 10-K

In the event the participant requests an early distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment. Such early distribution elections are available only with respect to vested account balances as of December 31, 2004.

As of November 30, 2009 and 2008, the deferred compensation liability balance was $16,553 and $13,574, respectively. Of the balances deferred, $13,322 and $10,203 have been invested in equity securities, hedge funds and private equity funds at November 30, 2009 and 2008, respectively. The Company has recorded realized and unrealized gains in "Other income (expense), net" on the trading securities of $2,670, for the year ended November 30, 2009 and a loss of $5,674 and a gain of $739 for the years ended November 30, 2008 and 2007, respectively. An amount equal to these losses and gains has been charged to "Selling, general and administrative expenses," relating to the deferred compensation.

NOTE 7—INCOME TAXES:

The sources of income from continuing operations before the provision for income taxes and minority interest are as follows (in thousands):

	Fiscal Years Ended November 30,		
	2009	2008	2007
United States	$100,380	$ 92,735	$72,279
Foreign	38,322	30,813	23,577
	$138,702	$123,548	$95,856

The provisions for income taxes consist of:

	Fiscal Years Ended November 30,		
	2009	2008	2007
Current tax provision:			
Federal	$35,158	$37,309	$27,273
State	6,438	6,287	5,787
Foreign	8,415	6,674	2,068
	$50,011	$50,270	$35,128
Deferred tax provision (benefit):			
Federal	$ 710	$ (4,342)	$ (1,941)
State	(292)	(688)	(287)
Foreign	227	465	2,316
	$ 645	$ (4,565)	$ 88
Total tax provision	$50,656	$45,705	$35,216

(amounts in thousands, except per share amounts)

The following presents the breakdown between current and non-current net deferred tax assets:

	Fiscal Years Ended November 30,	
	2009	2008
Deferred tax assets- current	$27,787	$25,299
Deferred tax assets- non-current	2,849	5,923
Deferred tax liabilities- current	(41)	—
Deferred tax liabilities- non-current	(1,442)	(1,380)
Total net deferred tax assets	$29,153	$29,842

Net deferred tax assets and liabilities consist of the following:

	Fiscal Years Ended November 30,	
	2009	2008
Assets:		
Inventory reserves	$ 8,216	$ 7,505
Bad debt and sales return reserves	10,788	8,338
Other reserves and accruals	3,042	3,472
State tax deduction	102	264
Deferred compensation	6,675	5,795
Net operating losses	3,322	2,334
Deferred revenue	766	1,337
Foreign tax credit	2,363	2,399
Share-based compensation expense	3,639	2,646
Unrealized losses on investments	1,223	1,885
Other	523	243
Gross deferred tax assets	40,659	36,218
Valuation allowance	(5,825)	(3,973)
Total deferred tax assets	34,834	32,245
Liabilities:		
Depreciation and amortization	(1,255)	(797)
Convertible debt interest	(4,426)	(1,606)
Total deferred tax liabilities	(5,681)	(2,403)
Net deferred tax assets	$29,153	$29,842

The valuation allowance relates primarily to foreign tax credits and certain net operating losses. The Company's assessment is that it is not more likely than not that these deferred tax assets will be realized. The valuation allowance increased by $1,852 during fiscal year 2009, of which $1,610 was recorded to the provision for income taxes and $242 was foreign currency translations. The valuation allowance increased by $1,721 during fiscal year 2008, of which $370 was recorded to the provision for income taxes and $1,351 was from acquisitions.

(amounts in thousands, except per share amounts)

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2009	2008	2007
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	2.9	3.1	3.7
Foreign taxes	(2.4)	(2.1)	(2.5)
Effect of unbenefitted tax assets	—	0.3	0.6
Canada permanent items	—	—	(1.3)
Other	1.0	0.7	1.2
Effective income tax rate	36.5%	37.0%	36.7%

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested to fund international expansion. Accordingly, the Company has not provided U.S. taxes and foreign withholding taxes on non-U.S. subsidiaries for which the earnings are permanently reinvested. Determination of the income tax liability that might be incurred if these earnings were to be distributed is not practicable.

At November 30, 2009, the Company had approximately $6,264 in net operating loss carry forwards available to offset future taxable income for the Company's Japanese subsidiaries that will begin to expire in 2013, and $2,073 in net operating loss carry forwards for the Company's UK subsidiary that do not expire. In addition, the Company had approximately $2,363 of foreign tax credit carry forwards available to offset future federal tax liabilities, which will expire in varying amounts from November 30, 2015 to November 30, 2019.

The Company recorded a one-time $1,135 adjustment resulting from the conclusion of an income tax audit of the Company's Canadian subsidiary in fiscal year 2007. The adjustment was primarily associated with the increase in the Company's net operating loss. This reassessment benefited the Company with $1,135 in reduction of total income tax expenses in fiscal year 2007.

The Company enjoys tax holidays in China and the Philippines. The tax holidays provide for lower rates of taxation and require various thresholds of investments and business activities in those jurisdictions. These tax holidays are in effect currently and expire over periods ranging from 2010 to 2012. The estimated range of tax benefits from the above tax holidays on diluted earnings per share for fiscal 2009, 2008, and 2007 are approximately $0.03 to $0.04, $0.03 to $0.04, and $0.05 to $0.06, respectively.

Effective December 1, 2007, the Company adopted the new provisions related to uncertain tax positions, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These provisions also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In adopting uncertain tax positions, the Company has reclassified liabilities for unrecognized tax benefits for which the Company does not anticipate payment within one year to long-term income taxes payable. In addition, the Company has presented long-term deferred tax assets for certain benefits associated with the uncertain tax position liability on a gross basis. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in income tax expense.

(amounts in thousands, except per share amounts)

The adoption of uncertain tax positions resulted in the reduction of the Company's consolidated beginning retained earnings by $370. As of the adoption date, the Company had gross unrecognized tax benefits of $7,141, of which $4,517 would affect the effective tax rate if realized and accrued interest of $635 for unrecognized tax benefits.

The aggregate changes in the balance of gross unrecognized tax benefits during fiscal years 2008 and 2009 were as follows:

Balance at December 1, 2007	$ 7,141
Additions based on tax positions related to the current year	1,360
Reductions for tax positions of prior years	(139)
Balance at November 30, 2008	8,362
Additions based on tax positions related to the current year	1,462
Additions for tax positions of prior years	309
Balance at November 30, 2009	$10,133

The Company conducts business globally and files income tax returns in various U.S. and foreign tax jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. In the United States, the Company is subject to examination and audits by tax authorities for tax years after fiscal year 2003. Currently the Company is undergoing a U.S. Internal Revenue Service audit for the 2004 and 2005 tax years.

As of November 30, 2009, $7,521 of the unrecognized tax benefits would affect the effective tax rate if realized. The Company's policy to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes did not change as a result of implementing uncertain tax positions. As of November 30, 2009 and 2008, the Company had accrued $1,429 and $1,013, respectively, in income taxes payable for the payment of interest, of which $414 and $379 were recorded to the provision for income taxes during fiscal years 2009 and 2008, respectively. The Company is no longer subject to U.S. federal income tax audit for returns covering tax years through fiscal year 2003. With limited exceptions, the Company is no longer subject to U.S. state and local and Canada income tax audits for returns covering tax years through fiscal year 2003. Although timing of the resolution of audits is highly uncertain, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2009 will materially change in the next twelve months.

(amounts in thousands, except per share amounts)

NOTE 8—BALANCE SHEET COMPONENTS:

	November 30, 2009	November 30, 2008
Short-term investments		
Trading securities	$ 10,301	$ 6,072
Available-for-sale securities	112	142
Held-to-maturity securities	7,785	3,003
Cost method investments	3,021	4,131
	$ 21,219	$ 13,348
Accounts receivable, net		
Trade accounts receivable	$864,895	$846,647
Less: Allowance for doubtful acccounts	(23,780)	(17,820)
Less: Allowance for sales returns	(20,482)	(21,642)
	$820,633	$807,185
Receivable from vendors, net		
Receivables from vendors	$105,429	$100,668
Less: Allowance for doubtful acccounts	(5,819)	(4,933)
	$ 99,610	$ 95,735
Inventories		
Components	$ 59,364	$ 61,902
Finished goods	654,449	634,106
	$713,813	$696,008
Property and equipment, net		
Land	$ 21,152	$ 11,118
Equipment and computers	62,691	53,932
Furniture and fixtures	10,152	8,221
Buildings, leasehold improvements	75,433	69,136
Construction in progress	882	1,489
	170,310	143,896
Less: Accumulated depreciation	(75,585)	(63,393)
	$ 94,725	$ 80,503

The increase in the allowance for doubtful accounts during the year ended November 30, 2009, is primarily the result of making allowances for certain specific receivables on a limited number of customer accounts, the majority of which is attributed to prior years.

(amounts in thousands, except per share amounts)

The increase in property and equipment as of November 30, 2009, was primarily due to the purchase of a previously leased administrative and warehouse facility in Fremont, California. The purchase was completed on July 30, 2009. The facility is approximately one hundred twenty eight thousand square feet. The total purchase price for this facility was approximately $12,154.

Allowance for doubtful trade receivables	
Balance at November 30, 2006	$14,433
Additions	7,491
Write-offs and deductions	(8,666)
Balance at November 30, 2007	13,258
Additions	10,304
Write-offs and deductions	(5,742)
Balance at November 30, 2008	17,820
Additions	12,235
Write-offs and deductions	(6,275)
Balance at November 30, 2009	$23,780
Allowance for doubtful vendor receivables	
Balance at November 30, 2006	$ 2,614
Additions	4,481
Write-offs and deductions	(4,393)
Balance at November 30, 2007	2,702
Additions	2,959
Write-offs and deductions	(728)
Balance at November 30, 2008	4,933
Additions	995
Write-offs and deductions	(109)
Balance at November 30, 2009	$ 5,819

Goodwill:

	November 30, 2009			November 30, 2008		
	Distribution	GBS	Total	Distribution	GBS	Total
Beginning balance	$65,159	$22,549	$ 87,708	$54,811	$18,224	$73,035
Goodwill additions during the period	13,747	—	13,747	18,930	4,325	23,255
Adjustments	(2,599)	2,599	—	—	—	—
Translation	6,108	—	6,108	(8,582)	—	(8,582)
Ending balance	$82,415	$25,148	$107,563	$65,159	$22,549	$87,708

Goodwill increased as of November 30, 2009, compared to November 30, 2008, in distribution segment primarily due to the final earn-out payment related to the New Age Electronics ("NAE") acquisition. Goodwill increased as of November 30, 2008, compared to November 30, 2007, in distribution segment primarily for the acquisition of NAE and in the GBS segment due to an earn out payment of $4,000 related to SYNNEX-Concentrix Corporation. Please see Note 18.

(amounts in thousands, except per share amounts)

Intangible assets, net:

	November 30, 2009			November 30, 2008		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Vendor lists	$34,315	$(24,104)	$10,211	$34,315	$(21,127)	$13,188
Customer lists	21,440	(15,024)	6,416	20,042	(10,899)	9,143
Other intangible assets	4,734	(3,295)	1,439	4,390	(2,367)	2,023
	$60,489	$(42,423)	$18,066	$58,747	$(34,393)	$24,354

Amortization expense was $7,127, $6,981 and $6,030 for the years ended November 30, 2009, 2008 and 2007, respectively. Intangible assets increased as of November 30, 2009 compared to November 30, 2008 due to acquisitions in the GBS segment. Estimated future amortization expense is as follows:

Fiscal years ending November 30,	
2010	$ 4,309
2011	2,862
2012	2,572
2013	2,314
2014	1,924
thereafter	4,085
	$18,066

	November 30,	
	2009	2008
Accrued liabilities:		
Payroll related accruals	$ 30,707	$ 29,495
Deferred compensation liability	16,553	13,574
Sales tax/VAT accrual	14,526	12,436
Claim payable	13,284	10,469
Royalty and warranty accruals	3,945	5,052
Other accrued liabilities	38,584	38,700
	$117,599	$109,726

NOTE 9—INVESTMENTS:

The carrying amount of the Company's investments is shown in the table below:

	November 30,					
	2009			2008		
	Original Cost	Unrealized (Losses)/ Gains	Carrying Value	Original Cost	Unrealized (Losses)/ Gains	Carrying Value
Short-Term:						
Trading	$11,631	$(1,330)	$10,301	$10,551	$(4,479)	$ 6,072
Available-for-sale	147	(35)	112	194	(52)	142
Held-to-maturity	7,785	—	7,785	3,003	—	3,003
Cost method securities	3,021	—	3,021	4,131	—	4,131
	$22,584	$(1,365)	$21,219	$17,879	$(4,531)	$13,348

(amounts in thousands, except per share amounts)

Short-term trading securities consist of equity securities relating to the Company's deferred compensation plan. Please see Note 6 for further information. Short-term available-for-sale securities primarily consist of investments in other companies' equity securities. Held-to-maturity investments primarily consist of investments with maturities from the date of purchase greater than three months and less than one year. Short-term cost investments primarily consist of investments in private equity funds and in a hedge fund under the Company's deferred compensation plan.

Trading securities and available-for-sale securities are recorded at fair value in each reporting period and therefore the carrying value of these securities equals their fair value. For cost method securities, the Company records an impairment charge when the decline in fair value is determined to be other-than-temporary. The fair value of the cost method securities at November 30, 2009 and 2008 were $2,496 and $3,446, respectively.

Total realized and unrealized gain on trading investments was $2,670 for the fiscal year ended November 30, 2009. Total realized and unrealized gain/ (loss) were $(5,674) and $739 for the fiscal years ended November 30, 2008 and 2007, respectively.

The Company recorded other-than-temporary loss of $53, $658 and $221 on its cost method securities for the fiscal years ended November 2009, 2008 and 2007, respectively.

The Company recorded other-than-temporary loss of $39 and $630 on available-for-sale securities for the fiscal years ended November 30, 2009 and 2008, respectively. No other-than-temporary loss was recorded for the fiscal year ended November 30, 2007 on available-for-sale securities.

As of November 30, 2009, the available-for-sale and cost method securities have been in a loss position for more than 12 months.

Investments with maturities from the date of purchase greater than three months and less than one year have been corrected to classify such amounts as short-term investments rather than cash equivalents. The impact as of November 30, 2008 was a $3,003 reduction in cash and a corresponding increase in short-term investments. The impact to cash flow from investing activities for fiscal 2007 and 2008 was not material; accordingly, no amounts have been revised. The impact on net cash used in investing activities for each of the interim periods in fiscal 2009 was: for the three months ended February 28, 2009 was $3,923 as reported and is $2,681 as corrected; for the six months ended May 31, 2009 the net cash used in investing activities was $36,342 as reported and is $39,224 as corrected; and for the nine-months ended August 31, 2009 the net cash used in investing activities was $59,686 as reported and is $63,576 as corrected. The Company concluded that the correction was not material to prior period annual consolidated financial statements and to the interim consolidated financial statements for fiscal 2009 based on SEC Staff Accounting Bulletin No. 99: Materiality. The Company will present corrected consolidated statements of cash flows for each of the interim periods in fiscal 2009 in the fiscal 2010 comparative interim consolidated financial statements.

NOTE 10—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk, interest risk, equity risk and credit risk. The Company's transactions in its foreign operations are denominated in the Canadian Dollar, British Pound, Philippines Peso, Japanese Yen, Mexican Peso and Chinese Renminbi. The Company's foreign locations enter into transactions, and own monetary assets and liabilities, that are denominated in currencies other than their functional currency. As part of its risk management strategy, the Company uses short-term forward contracts in most of the above mentioned currencies to minimize its balance sheet exposure to foreign currency

(amounts in thousands, except per share amounts)

risk. These derivatives are not designated as hedging instruments as the Company uses forward contracts to hedge foreign currency balance sheet exposures. The forward exchange contracts are recorded at fair value in each reporting period and any gains or losses, resulting from the changes in fair value, are recorded in earnings in the period of change. Generally, the Company does not use derivative instruments to cover interest rate risk, equity risk and credit risk. The Company's policy is not to allow the use of derivatives for trading or speculative purposes. The fair value of the Company's forward exchange contracts are also disclosed in Note 11—Fair Value Measurements. The following table summarizes the Company's derivative instruments not designated as hedging instruments under ASC 815, "Derivatives and Hedging," as of November 30, 2009.

	Location of derivative on Balance Sheet	Fair value as of November 30, 2009	Location of realized and unrealized gain/(loss) recognized in income	Realized and unrealized gain/ (loss) for the fiscal year ended November 30, 2009
Derivatives not designated as hedging instruments under ASC 815:	Accrued Liabilities	$113	Other income/(expense)	$(7,628)
Foreign exchange forward contracts		$113		$(7,628)

NOTE 11—FAIR VALUE MEASUREMENTS:

The Company adopted ASC 820, "Fair Value Measurements and Disclosures," effective December 1, 2007 for financial assets and liabilities measured on a recurring basis. The Company adopted ASC 820, "Fair Value Measurements and Disclosures," effective December 1, 2008 for non-financial assets and liabilities. ASC 820, "Fair Value Measurements and Disclosures," applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. ASC 820, "Fair Value Measurements and Disclosures," establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(amounts in thousands, except per share amounts)

There was no impact for the adoption of ASC 820, "Fair Value Measurements and Disclosures," to the Consolidated Financial Statements. The following table summarizes the valuation of the Company's short-term investments and financial instruments by the above ASC 820, "Fair Value Measurements and Disclosures," categories as of November 30, 2009 and 2008:

	November 30, 2009				November 30, 2008			
	Total	Quoted market prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted market prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$10,301	$10,301	$ —	$ —	$ 6,072	$6,072	$ —	$ —
Available-for-sale securities	112	112	—	—	142	142	—	—
Held-to-maturity securities	7,785	7,785	—	—	3,003	3,003		
Forward foreign currency exchange contracts	(113)	—	(113)	—	2,058	—	2,058	—
Long-term accounts receivable	7,169	—	7,169	—	34,245	—	34,245	—

The Company's investments in trading and available-for-sale securities are recorded at fair value based on quoted market prices. The forward exchange contracts are primarily measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. The fair value of long-term accounts receivable is based on customer rating and creditworthiness.

The Company recorded a realized loss of $7,986 and an unrealized loss of $382 for the fiscal year ended November 30, 2009, under "Other income (expense), net" in the consolidated statement of operations for the changes in the fair value of its financial instruments for trading securities and forward foreign currency exchange contracts. For the fiscal year ended November 30, 2008 the Company recorded a realized gain of $15,380 and an unrealized loss of $3,157. For the fiscal year ended November 30, 2007 the Company recorded a realized loss of $8,374 and an unrealized gain of $2,557.

The following table presents the financial instruments that are not carried at fair value but which require fair value disclosure as of November 30, 2009 and 2008:

	As of November 30, 2009		As of November 30, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cost method investments in Short-term investments	$ 3,021	$ 2,496	$ 4,131	$ 3,446
Long-term debt	9,410	9,410	8,537	8,537
Convertible debt	143,750	168,788	143,750	87,270

The Company's cost method securities in Short-term investments consist of investments in a hedge fund and a private equity fund. The cost method investments in "Other assets" consist of investments in equity securities of private entities. The Company records an impairment charge when the decline in fair value is determined to be other-than-temporary.

In the fiscal year ended November 30, 2009 and 2008, $53 and $658, respectively, were recognized as other-than-temporary impairment charges relating to the carrying value of the Company's cost method securities.

(amounts in thousands, except per share amounts)

The fair value of the cost method investments is based on a valuation model developed internally to measure impairment primarily based on the operating results and future earning prospects of the investee. The carrying value of long-term debt approximates fair value since current interest rates offered to the Company for debt of similar terms and maturities are approximately the same. The fair value of convertible debt is based on the closing price of the convertible debt traded in a limited trading market.

The carrying value of cost method investments included in other assets at November 30, 2009 and November 30, 2008 was $3,550 and $3,308, respectively. The fair value of these cost method investments is greater than the carrying value.

The carrying value of other financial instruments, including cash, accounts receivable, accounts payable and short-term debt approximate fair value due to their short maturities or variable-rate nature of the respective borrowings.

The Company monitors its investments for impairment by considering current factors, including the economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. Any impairment loss is reported under "Other income (expense), net" in the consolidated statement of operations.

The Company adopted ASC 825, "Fair Value Option for Financial Instruments," effective December 1, 2007. The Company has not elected the fair value option for its financial instruments. The Company has reclassified all cash flows related to securities classified as trading from operating to investing activities in its consolidated statement of cash flows to reflect the nature of the investments.

NOTE 12—ACCOUNTS RECEIVABLE ARRANGEMENTS:

The Company primarily finances its U.S. operations with an accounts receivable securitization program (the "U.S. Arrangement") by selling up to a maximum of $350,000 in U.S. trade accounts receivable ("U.S. Receivables"). On January 23, 2009, the Company amended and restated the U.S. Arrangement (the "U.S. Amended and Restated Arrangement") to replace the lead bank and agent. The maturity date of the U.S. Amended and Restated Arrangement was amended from February 11, 2011 to January 22, 2010. The effective borrowing cost under the U.S. Amended and Restated Arrangement became a blend of the prevailing dealer commercial paper rates, plus a program fee of 0.75% per annum based on the used portion of the commitment and a facility fee of 0.75% per annum payable on the commitment. The balance outstanding on the U.S. Amended and Restated Arrangement as of November 30, 2009 was $119,000. The balance outstanding on the U.S. Arrangement as of November 30, 2008 was $207,200.

Subsequent to 2009 year end, the U.S. Amended and Restated Arrangement was renewed on January 11, 2010 and has a new maturity date of January 10, 2011. Under the terms of renewal the program fee is reduced from 0.75% to 0.65% and the facility fee is reduced from 0.75% to 0.65%.

Under the terms of the U.S. Amended and Restated Arrangement, the Company sells, on a revolving basis, its U.S. Receivables to a wholly-owned, bankruptcy-remote subsidiary. The borrowings are funded by pledging all of the rights, title and interest in and to the U.S. Receivables as security. Any borrowings under the U.S. Amended and Restated Arrangement are recorded as debt on the Company's consolidated balance sheet. As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an increase in the Company's cost of borrowing

(amounts in thousands, except per share amounts)

or loss of the Company's financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on the Company's financial condition and results of operations.

SYNNEX Canada Limited ("SYNNEX Canada") replaced its renewable revolving accounts receivable securitization program in Canada (the "Canadian Arrangement"), with a secured revolving credit arrangement ("Canadian Revolving Arrangement") in May 2009. In connection with a Canadian Revolving Arrangement, the Company pledged the stock of SYNNEX Canada. Prior to replacing the Canadian Arrangement in May 2009, the Canadian Arrangement was accounted for as an off-balance sheet transaction because the Company funded the advances by selling its rights, title and interest in U.S. and Canadian trade accounts receivables ("Canadian Receivables") to the financial institution on a fully-serviced basis. The amount of Canadian Receivables sold to the financial institution and not yet collected from customers as of November 30, 2008 was $59,152. The Canadian Revolving Arrangement is accounted for as an on-balance sheet transaction.

The Company also has other financing agreements with various financial institutions ("Flooring Companies") to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 to 30 days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. Please see Note 21 for further information. Of the Company's net sales, $678,380, $912,671 and $950,884 were financed under these programs in fiscal years 2009, 2008 and 2007, respectively. Approximately $47,219 and $38,717 of accounts receivable at November 30, 2009 and 2008, respectively, were subject to flooring agreements. Flooring fees were approximately $3,331, $4,013 and $5,024 in fiscal years 2009, 2008 and 2007, respectively, and are included within "Interest expense and finance charges, net."

NOTE 13—BORROWINGS:

Borrowings consist of the following:

	November 30,	
	2009	2008
SYNNEX US securitization	$ 119,000	$ 207,200
SYNNEX US revolving line of credit	—	95,000
SYNNEX Canada revolving line of credit	29,097	14,970
SYNNEX Canada term loan	9,994	9,162
SYNNEX Mexico term loan	—	20,169
Others	2,059	2,502
	160,150	349,003
Less: Current portion	(150,740)	(340,466)
Non-current portion	$ 9,410	$ 8,537

SYNNEX US securitization

The U.S. Amended and Restated Arrangement allows the Company to sell up to a maximum of $350,000 in U.S. Receivables. The maturity date of the U.S. Amended and Restated Arrangement is January 22, 2010. The effective borrowing cost under the U.S. Amended and Restated Arrangement is a blend of the prevailing dealer commercial paper rates plus a program fee of 0.75% per annum based on the used portion of the commitment and a facility fee of 0.75% per annum payable on the commitment.

(amounts in thousands, except per share amounts)

The U.S. Amended and Restated Arrangement was renewed on January 11, 2010 and has a new maturity date of January 10, 2011. Under the terms of renewal the program fee is reduced from 0.75% to 0.65% and the facility fee is reduced from 0.75% to 0.65%.

SYNNEX US senior secured revolving line of credit

The Company has a senior secured revolving line of credit arrangement (the "Revolver") with a group of financial institutions. On January 23, 2009, the Company amended and restated its U.S. senior secured revolving line of credit arrangement (the "Amended and Restated Revolver") to replace the lead bank and agent. The Amended and Restated Revolver's maximum commitment was amended from $120,000 to $80,000. The Amended and Restated Revolver retains an accordion feature to increase the maximum commitment by an additional $70,000 to $150,000 at the Company's request, in the event one or more of the existing lenders or another financial institution which becomes a lender agrees to provide the increased commitment. Interest on borrowings under the Amended and Restated Revolver is based on the financial institution's prime rate or LIBOR plus 2.50% per annum at the Company's option. A fee of 0.50% per annum is payable with respect to the unused portion of the commitment. The Amended and Restated Revolver is secured by the Company's inventory and other assets and expires on February 11, 2011. The Revolver was further amended such that it is a default under the Amended and Restated Revolver if the maturity date of the U.S. Amended and Restated Arrangement is not extended. In addition, it is also an event of default under the Amended and Restated Revolver if (1) a lender under the U.S. Amended and Restated Arrangement declines to extend the maturity date at any point within 60 days prior to the maturity date of the U.S. Amended and Restated Arrangement, unless availability under the Amended and Restated Revolver exceeds $60,000 or the Company has a binding commitment in place to renew or replace the U.S. Amended and Restated Arrangement or (2) at least 20 days prior to the maturity date of the U.S. Amended and Restated Arrangement the Company should have in place a binding commitment to renew or replace the U.S. Amended and Restated Arrangement on substantially similar terms and conditions, unless the Company has no amounts outstanding under the Amended and Restated Revolver at such time. There was no borrowing outstanding under the Amended and Restated Revolver as of November 30, 2009. The borrowing outstanding under the Revolver as of November 30, 2008 was $95,000.

SYNNEX Canada revolving line of credit

SYNNEX Canada replaced its revolving line of credit arrangement of C$30,000 and the Canadian Arrangement of C$110,000 with the Canadian Revolving Arrangement in May 2009, with a financial institution for a maximum commitment of C$125,000. The Canadian Revolving Arrangement provides a sublimit of $5,000 for the issuance of standby letters of credit. As of November 30, 2009, there were outstanding standby letters of credit totaling $3,244. SYNNEX Canada has granted a security interest on substantially all of its assets in favor of the lender under this revolving credit facility. In addition, the Company pledged its stock in SYNNEX Canada as collateral for the Canadian Revolving Arrangement. The Canadian Revolving Arrangement expires in May 2012. The interest rate applicable will be at least (i) 2.5% for a Base Rate Loan in Canadian Dollars, (ii) 3.25% for a Base Rate Loan in U.S. Dollars, and (iii) 1% for a BA (Banker's Acceptance) Rate Loan. A fee of 0.375% per annum is payable with respect to the unused portion of the commitment. The balance outstanding under our Canadian Revolving Arrangement as of November 30, 2009 was $29,100. The balance outstanding under the prior revolving line of credit arrangement as of November 30, 2008 was $15,000.

SYNNEX Canada term loan

SYNNEX Canada has a term loan associated with the purchase of its logistics facility in Guelph, Canada. The interest rate for any unpaid principal amount is a fixed rate of 5.374% per annum. The final maturity date for repayment of any unpaid principal is April 1, 2017.

(amounts in thousands, except per share amounts)

SYNNEX Mexico secured term loan

SYNNEX de Mexico, S.A. de C.V. ("SYNNEX Mexico") established a secured term loan with a group of financial institutions in May 2006. The interest rate for any unpaid principal amount is currently the Equilibrium Interbank Interest Rate, plus 2.00% per annum. During the fiscal year 2009 this loan was fully repaid. As of November 30, 2008 the balance outstanding on this term loan was $20,200.

Others

The Company has other overdraft and lines of credit facilities. The balance outstanding as of November 30, 2009 and November 30, 2008 was $2,059 and $2,502, respectively.

SYNNEX Canada credit facility

SYNNEX Canada obtained a credit facility with a financial institution in Canada to allow SYNNEX Canada to issue documentary letters of credit up to a maximum of C$30,000 for validity up to 180 days. The letters of credit are issued to secure purchases of inventory from manufacturers and to finance import activities. This facility has an overdraft limit up to a maximum amount of C$2,000 available in Canadian and U.S. dollars for a maximum of two business days to repay draws under letters of credit or letters of guarantee. SYNNEX Canada has granted a lien, in favor of the financial institution in Canada, on the inventory financed under this credit facility, all accounts receivable from the sale of such inventory, all proceeds of sale of such inventory and collection of such accounts receivable and up to C$3,000 in cash on deposit with the financial institution in Canada. In connection with this credit facility, the Company issued a guarantee of SYNNEX Canada's obligations in favor of the financial institution in Canada of up to C$20,000. Letters of credit issued against this facility were $868 as of November 30, 2009 and $2,754 as of November 30, 2008.

Future principal payments

Future principal payments under the above loans as of November 30, 2009 are as follows:

Fiscal Years Ending November 30,	
2010	$150,740
2011	616
2012	649
2013	685
2014	722
Thereafter	6,738
	$160,150

The total interest expense and finance charges for accounts receivable securitization, revolver, convertible debt and all other debt and lines of credit was $21,875, $28,660 and $30,494 for the years ended November 30, 2009, 2008 and 2007, respectively, and is included in "Interest expense and finance charges, net" in the consolidated statement of operations. The interest expense for the fiscal year ended November 30, 2009, includes the write-off of $929 in unamortized debt costs relating to the amendment and restatement of the U.S Arrangement and the Revolver, termination of the Canadian Arrangement and the Canadian revolving line of credit arrangement of C$30,000 and the repayment of the Mexico secured term loan. The range of interest rates was between 1.04% and 10.77% in fiscal year 2009 and between 1.68% and 10.67% in fiscal year 2008.

(amounts in thousands, except per share amounts)

Covenants compliance

In relation to the U.S. Amended and Restated Arrangement, the Amended and Restated Revolver and the Canadian Revolving Arrangement, the Company has a number of covenants and restrictions that, among other things, require the Company to comply with certain financial and other covenants and restrict its ability to incur additional debt. These covenants require the Company to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge covenant ratio. They also limit the Company's ability to make or forgive intercompany loans, pay dividends and make distributions, make certain acquisitions, repurchase the Company's stock, create liens, cancel debt owed to the Company, enter into agreements with affiliates, modify the nature of the Company's business, enter into sale-leaseback transactions, make certain investments, enter into new real estate leases, transfer and sell assets, cancel or terminate any material contracts and merge or consolidate. The covenants also limit the Company's ability to pay cash upon conversion, redemption or repurchase of its convertible senior notes subject to certain liquidity tests.

As of November 30, 2009, the Company was in compliance with all material covenants for the above arrangements.

Guarantees

The Company has issued guarantees to certain vendors and lenders of its subsidiaries' for trade credit lines and loans, totaling $105,097 and $180,711 as of November 30, 2009 and 2008, respectively. The Company is obligated under these guarantees to pay amounts due should its subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

NOTE 14—CONVERTIBLE DEBT:

In May 2008, the Company issued $143,750 of aggregate principal amount of its 4.0% Convertible Senior Notes due 2018 (the "Notes") in a private placement. The Notes bear interest at a rate of 4.0% per annum. Interest on the Notes is payable in cash semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. In addition, the Company will pay contingent interest in respect of any six-month period from May 15 to November 14 or from November 15 to May 14, with the initial six-month period commencing May 15, 2013, if the trading price of the Notes for each of the ten trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the Notes. During any interest period when contingent interest is payable, the contingent interest payable per Note is equal to 0.55% of the average trading price of the Notes during the ten trading days immediately preceding the first day of the applicable six-month interest period. The Notes mature on May 15, 2018, subject to earlier redemption, repurchase or conversion.

Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date for such Notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ended August 31, 2008 (and only during such fiscal quarter), if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Notes on the last day of such preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period (the "Measurement Period") in which the trading price per $1 principal amount of the Notes for each day of that Measurement Period was less than 98% of the product of the last reported sale price of the common stock and the conversion rate of the Notes on each such day; (3) if the

(amounts in thousands, except per share amounts)

Company has called the particular Notes for redemption, until the close of business on the business day prior to the redemption date; or (4) upon the occurrence of certain corporate transactions. In addition, holders may also convert their Notes at their option at any time beginning on November 15, 2017, and ending at the close of business on the business day immediately preceding the maturity date for the Notes, without regard to the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the common stock or a combination thereof at the Company's election. The initial conversion rate for the Notes will be 33.9945 shares of common stock per $1 principal amount of Notes, equivalent to an initial conversion price of approximately $29.42 per share of common stock. Such conversion rate will be subject to adjustment in certain events but will not be adjusted for accrued interest, including any additional interest and any contingent interest.

The Company may not redeem the Notes prior to May 20, 2013. The Company may redeem the Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the redemption date.

Holders may require the Company to repurchase all or a portion of their Notes for cash on May 15, 2013 at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the repurchase date. If the Company undergoes a fundamental change, holders may require it to purchase all or a portion of their Notes for cash at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to (including any additional interest and any contingent interest), but excluding, the fundamental change repurchase date.

The Notes are senior, unsecured obligations of the Company and rank equally in right of payment with other senior unsecured debt and rank senior to subordinated notes, if any. The Notes effectively rank junior to any of the Company's secured indebtedness to the extent of the assets securing such indebtedness. The Notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of the Company's subsidiaries. The net proceeds from the Notes were used for general corporate purposes and to reduce outstanding balances under the U.S. Arrangement and the Revolver.

The Notes are governed by an indenture, dated as of May 12, 2008, between the Company and U.S. Bank National Association, as trustee, which contains customary events of default.

The Notes as hybrid instruments are accounted as convertible debt and are recorded at carrying value with no separate accounting for the conversion features. The right of the holders of the Notes to require the Company to repurchase the Notes in the event of a fundamental change and the contingent interest feature would require separate measurement from the Notes; however, the amount is insignificant. The additional shares issuable following certain corporation transactions do not require bifurcation and separate measurement from the Notes.

(amounts in thousands, except per share amounts)

NOTE 15—NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the period indicated:

	Fiscal Years Ended November 30,		
	2009	2008	2007
Income from continuing operations	$88,179	$78,068	$60,640
Income from discontinued operations, net of tax	3,909	5,729	2,487
Net income	$92,088	$83,797	$63,127
Weighted-average common shares-basic	32,711	31,619	30,942
Effect of dilutive securities:			
Stock options and restricted stock	1,302	1,644	1,732
Weighted-average common shares-diluted	34,013	33,263	32,674
Earnings per share:			
Basic			
Income from continuing operations	$ 2.70	$ 2.47	$ 1.96
Income from discontinued operations	0.12	0.18	0.08
Net income per common share-basic	$ 2.82	$ 2.65	$ 2.04
Diluted			
Income from continuing operations	$ 2.59	$ 2.35	$ 1.86
Income from discontinued operations	0.11	0.17	0.07
Net income per common share-diluted	$ 2.70	$ 2.52	$ 1.93

Options to purchase 205, 113 and 521 shares of common stock as of November 30, 2009, 2008 and 2007, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

NOTE 16—RELATED PARTY TRANSACTIONS:

The Company has a business relationship with MiTAC International Corporation ("MiTAC International"), a publicly-traded company in Taiwan that began in 1992 when it became its primary investor through its affiliates. As of November 30, 2009, MiTAC International and its affiliates beneficially owned approximately 34% of the Company's common stock. In addition, Matthew Miau, the Company's Chairman Emeritus of the Board of Directors, is also the Chairman of MiTAC International and a director or officer of MiTAC International's affiliates. As a result, MiTAC International generally has significant influence over the Company and over the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of ours. Among other things, this could have the effect of delaying, deterring or preventing a change of control over the Company with the loss of any premium that stockholders otherwise might receive in connection with such a transaction.

The Company works with MiTAC International on OEM outsourcing and to jointly market MiTAC International's design and electronic manufacturing services and its contract assembly capabilities. This relationship has enabled the Company to build relationships with MiTAC International's customers and it continues to work with and depend on MiTAC International to jointly serve its shared customers. The Company

(amounts in thousands, except per share amounts)

purchased inventories, including notebook computers, motherboards and other peripherals, from MiTAC International and its affiliates totaling approximately $235,493, $261,579 and $297,913 during fiscal years 2009, 2008 and 2007, respectively. The Company's sales to MiTAC International and its affiliates during fiscal years 2009, 2008 and 2007, totaled approximately $2,755, $1,994 and $1,934, respectively. Most of these purchases and sales were pursuant to the Company's Master Supply Agreement with MiTAC International and Sun Microsystems, one of its contract assembly customers. The Company's business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

Accordingly, the Company negotiates manufacturing, and pricing other material terms on a case-by-case basis with MiTAC International and its contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, the Company believes that the significant terms under these agreements, including pricing, would not materially differ from the terms it could have negotiated with unaffiliated third parties, and it has adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by its Audit Committee, which is composed solely of independent directors. In addition, Mr. Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors. As MiTAC International's ownership interest in the Company decreases as a result of sales of the Company's stock and additional dilution, its interest in the success of the business and operations may decrease as well.

The Company remains dependent on MiTAC International as a contract assembly partner and any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on its business, particularly its contract assembly business with Sun Microsystems.

Beneficial Ownership of the Company's Common Stock by MiTAC International.

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 34% of the Company's common stock as of November 30, 2009. These shares are owned by the following entities:

MiTAC International (1)	6,738,412
Synnex Technology International Corp. (2)	4,689,244
Total	11,427,656

(1) Shares are held via Silver Star Developments Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 1,167,228 shares (of which 46,394 shares are directly held and 1,120,834 shares are subject to exercisable options) held by Matthew Miau.

(2) Synnex Technology International Corp. ("Synnex Technology International") is a separate entity from us and is a publicly-traded corporation in Taiwan. Shares held via Peer Development Ltd, a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

While the ownership structure of MiTAC International and its affiliates is complex, it has not had a material adverse effect on the Company's business in the past, and it does not expect it to do so in the future.

During fiscal year 2007, the Company purchased shares of MiTAC International and one of its affiliates related to the deferred compensation plan of Robert Huang, its then President and Chief Executive Officer.

During fiscal year 2008, the Company purchased additional shares of MiTAC International related to Mr. Huang's deferred compensation plan. As of November 30, 2009, the value of the investment was $1,152. Except as described herein, none of the Company's officers or directors has an interest in MiTAC International or its affiliates.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of the Company. Neither MiTAC International nor Synnex Technology International is restricted from competing with the Company.

NOTE 17—SEGMENT INFORMATION:

Description of Segments

Operating segments are based on products and services provided by each segment, internal organization structure, the manner in which operations are managed, the criteria used by the Chief Operating Decision Maker ("CODM") to assess the segment performance as well as resources allocation and the availability of discrete financial information. During fiscal year 2008, the Company changed its business strategy on managing its operations which prompted it to change its internal organization structure, resource allocation and measurement of its financial performance. The change in the business strategy enabled the Company to focus on providing a full range of distribution and GBS services offerings to its customers which resulted in two segments. Accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The distribution services segment distributes information technology, consumer electronics and complementary products to a variety of customers, including value-added resellers, system integrators, retailers, as well as provides assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

The GBS services segment offers a range of services to the Company's customers that include customer management, software development, and back office processing on a global platform. The Company delivers these services through various methods including voice, chat, web, email, and digital print. The Company also sells products complementary to these service offerings in China.

(amounts in thousands, except per share amounts)

Summarized financial information related to the Company's reportable business segments as of November 30, 2009, 2008 and 2007, and for each of the years then ended is shown below:

	Distribution	GBS	Inter-Segment Elimination	Consolidated
Fiscal Year ended November 30, 2007:				
Revenue	$6,938,926	$ 65,316	$(17,528)	$6,986,714
Income from continuing operations before non-operating items, income taxes and minority interest	103,088	6,393	—	109,481
Depreciation and amortization expense	10,860	3,652	—	14,512
Total assets	1,841,369	117,818	(72,084)	1,887,103
Fiscal Year ended November 30, 2008:				
Revenue	$7,674,048	$ 82,494	$(19,816)	$7,736,726
Income from continuing operations before non-operating items, income taxes and minority interest	138,826	7,540	—	146,366
Depreciation and amortization expense	11,676	5,135	—	16,811
Total assets	1,951,024	165,648	(83,792)	2,032,880
Fiscal Year ended November 30, 2009:				
Revenue	$7,639,094	$101,138	$(21,035)	$7,719,197
Income from continuing operations before non-operating items, income taxes and minority interest	137,724	11,925	—	149,649
Depreciation and amortization expense	11,980	5,823	—	17,803
Total assets	2,003,128	184,667	(87,507)	2,100,288

The inter-segment eliminations relate to the inter-segment back-office support between the GBS and distribution segments and inter-segment investments. Total assets in GBS segment include assets held for sale.

Segment by Geography

The Company primarily operates in North America. The United States and Canada are included in the "North America" operations and China, Mexico, Japan, the Philippines and the UK are included in "Other" operations. Shown below is summarized financial information related to the geographic areas in which the Company operated in fiscal years 2009, 2008 and 2007 and for each of the periods then ended:

	Fiscal years ended November 30,		
	2009	2008	2007
Revenue			
North America	$7,570,604	$7,576,536	$6,786,571
Other	148,593	160,190	200,143
	$7,719,197	$7,736,726	$6,986,714

	As of	
	November 30, 2009	November 30, 2008
Long-lived assets		
North America	$ 70,610	$ 73,397
Other	50,005	33,059
	$ 120,615	$ 106,456

(amounts in thousands, except per share amounts)

Revenue in the United States was approximately 83%, 80%, and 78% of total revenue for fiscal years 2009, 2008 and 2007, respectively. Revenue in Canada was approximately 15%, 18%, and 19% of total revenue for fiscal years 2009, 2008 and 2007, respectively. No other country or region accounted for more than 10% of the Company's total revenue.

NOTE 18—ACQUISITIONS AND DIVESTITURES:

Fiscal year 2009 acquisitions

In the first quarter of fiscal year 2009, the Company completed two acquisitions in the GBS segment. Through these acquisitions, the Company acquired web development services and complementary products for a total consideration of approximately $6,579. One of the acquisitions is reported under discontinued operations. The above acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and were not subject to the disclosure requirements of accounting guidance for business combinations utilizing the purchase method of accounting.

Fiscal year 2008 acquisitions

On April 1, 2008, the Company purchased substantially all of the assets of New Age, a privately-held distributor of IT and consumer electronics products to the U.S. retail sector. This acquisition expanded the Company's consumer electronics distribution business. The Company paid a purchase price of $31,500 in cash and an additional $11,750 was accrued, to be paid subject to compliance with certain post-closing conditions. As of November 30, 2008 the Company paid $9,616 of the accrual in full settlement of the additional payment. The acquisition agreement provided for additional earn-out payments to be paid subject to achieving certain milestones during the first twelve months after the date of acquisition. During fiscal year 2009, the Company paid $14,030 toward the final earn-out payment. In connection with the net assets acquired, the Company refinanced approximately $84,003 in working capital debt. The New Age business has been fully integrated into the Company's distribution segment.

The purchase price allocation based on the fair value of assets acquired and liabilities assumed is as follows:

	Fair Value
Purchase consideration	
Cash paid	$ 55,146
Transaction cost	125
	$ 55,271
Allocation	
Cash	$ 11,164
Accounts receivable	69,927
Inventories	71,774
Program receivable	5,306
Fixed assets	1,248
Prepaid expenses and other assets	387
Goodwill	32,430
Intangible assets (1)	12,253
Accounts payable	(54,076)
Accrued liabilities	(10,937)
Lease obligations	(202)
Loan payable	(84,003)
	$ 55,271

(1) Intangible assets will be amortized over a period of ten years.

(amounts in thousands, except per share amounts)

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of New Age had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributable to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and depreciation expense.

	Pro Forma Basis for Fiscal Years Ended	
	November 30, 2008	November 30, 2007
Revenue	$8,036,378	$7,882,929
Income from continuing operations	78,820	65,442
Net income per common share-basic	$ 2.49	$ 2.11
Net income per common share-diluted	2.37	2.00

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.

Other fiscal year 2008 acquisitions

The Company's other fiscal year 2008 acquisitions, which were all in the Company's GBS segment, were not significant individually or in the aggregate. In the second quarter of fiscal year 2008, the Company acquired three companies for an estimated total cash consideration of approximately $2,954.

Building Acquisition

In July 2009, the Company completed the purchase of a previously leased administrative and warehouse facility in Fremont, California. The facility is approximately one hundred twenty eight thousand square feet. The total purchase price for this facility was approximately $12,154.

NOTE 19—DISCONTINUED OPERATIONS:

During the fourth quarter of fiscal year 2009, the Company signed a definitive agreement and on December 22, 2009 finalized the sale of its controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions; to Alibaba.com Limited. HiChina Web Solutions provides domain name registration, web site hosting and design, to Alibaba.com Limited. Under the terms of the agreement, the Company received approximately $60,000 for its estimated 79% controlling ownership in HiChina Web Solutions, subject to a 10% holdback for a period of six months. The Company has agreed to guarantee the obligations of the holding company that sold HiChina Web Solutions. HiChina Web Solutions is a part of the Company's GBS segment. The Company has no significant continuing involvement in the operations of HiChina Web Solutions.

Under the provisions of FASB ASC 360, "Property, Plant and Equipment," the sale of HiChina Web Solutions qualifies as a discontinued operation component of the Company. Accordingly, the Company has excluded results of HiChina's operations from its consolidated statements of continuing operations for each of the three years in the period ended November 2009 to present this business in discontinued operations.

(amounts in thousands, except per share amounts)

The following table shows the results of operations of HiChina Web Solutions:

	Fiscal Year Ended November 30,		
	2009	2008	2007
Revenue	$ 37,081	$ 31,504	$17,405
Cost of revenue	(16,078)	(13,450)	(8,444)
Gross profit	21,003	18,054	8,961
Selling, general and administrative expenses	(15,736)	(12,573)	(6,297)
Income from operations before non-operating items, income taxes and minority interest	5,267	5,481	2,664
Interest income (expense and finance charges), net	413	575	181
Other income (expense), net	(7)	(19)	(35)
Income before income taxes and minority interest	5,673	6,037	2,810
(Provision for) Benefit from income taxes	(474)	610	49
Minority interest in subsidary	(1,290)	(918)	(372)
Net income	$ 3,909	$ 5,729	$ 2,487

The following are the carrying amount of major classes of assets and liabilities of HiChina Web Solution's discontinued operations:

	November 30, 2009	November 30, 2008
Assets		
Cash and cash equivalents	$21,590	$20,880
Short term investments	8,952	2,051
Property and equipment, net	6,256	4,099
Goodwill	29,920	25,730
Intangible assets	3,670	2,102
Other assets	3,797	2,522
Total assets held for sale	$74,185	$57,384
Liabilities		
Current deferred liabilities	$10,198	$ 8,312
Other liabilities	7,950	6,582
Total liabilities related to assets held for sale	$18,148	$14,894
Minority interest	$ 7,402	$ 1,876

NOTE 20—RESTRUCTURING CHARGES:

In fiscal year 2007, in connection with the acquisition of the Redmond Group of Companies ("RGC"), the Company announced a restructuring program in Canada. The measures, which included workforce reductions, facilities consolidation and other related expenses, were intended to align the Company's capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to the Company's customers. During fiscal year 2007, the Company accrued $2,358 in restructuring costs against goodwill related to the RGC acquisition in Canada under ASC 805, "Business Combinations." These charges were primarily

(amounts in thousands, except per share amounts)

associated with facilities consolidation of $1,050, workforce reductions of $691 and contract termination costs of $617. During fiscal year 2009, the Company recorded an additional restructuring accrual of $860, which is included in Selling, general and administrative expenses, for the remaining lease obligations on the RGC facility. The balance outstanding for facility and exit costs as of November 30, 2009 was $557 and November 30, 2008 was $302, respectively.

The following table summarizes the activity related to the liability for restructuring charges through November 30, 2009:

Restructuring charges per ASC 805, "Business Combinations":

	Severance and Benefits	Facility and Exit Costs	Contractual Obligations	Other	Total
Balance of accrual at November 30, 2007	$120	$1,050	$ 219	$ 23	$1,412
Cash payments	(95)	(748)	—	—	(843)
Non cash charges	(25)	—	(219)	(23)	(267)
Balance of accrual at November 30, 2008	$—	$ 302	$ —	$—	$ 302
Additional accrual	—	860	—	—	860
Cash payments	—	(303)	—	—	(303)
Non cash charges	—	(302)	—	—	(302)
Balance of accrual at November 30, 2009	$—	$ 557	$ —	$—	$ 557

In fiscal year 2007, in conjunction with the above, the Company recorded $2,744 for the restructuring and consolidation of its Canadian operations as a result of the acquisition of RGC and the purchase of a new logistics facility in Guelph, Canada in March 2007. These charges were primarily associated with $1,107 for facilities consolidation, $508 for workforce reductions, and $278 for other costs. These charges were recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification 420, "Exit or Disposal Cost Obligations." The majority of all employees' terminations were completed by November 30, 2007. This restructuring program was completed in fiscal year 2008. The Company recorded an impairment loss of $851 included in the above $2,744 restructuring cost for a property located in Ontario, Canada, that was held for sale, based on the fair value less costs to sell in accordance with ASC 360, "Property, Plant, and Equipment." The net book value of the property was $1,699 at November 30, 2008. The property was sold during the fiscal year 2009 for $1,597 at a loss of $53.

In fiscal year 2008, in connection with the acquisition of New Age, the Company recorded liabilities of $601. The measures, which included workforce reductions and facilities consolidation, that were intended to align the Company's capacity and infrastructure, and utilize synergies within the business to provide more cost effective services to the Company's customers. These charges were primarily associated with workforce reductions of $435 and facilities consolidation of $166. This restructuring program was completed in fiscal year 2008.

The unpaid portion of the restructuring charges is included in the consolidated balance sheet under the caption "Accrued liabilities." The above restructuring charges are incurred in the distribution segment.

(amounts in thousands, except per share amounts)


Form 10-K

NOTE 21—COMMITMENTS AND CONTINGENCIES:

The Company leases certain of its facilities under operating lease agreements, which expire in various periods through 2015. Future minimum rental obligations under non-cancelable lease agreements as of November 30, 2009 were as follows:

Fiscal Years Ending November 30,	
2010	$16,868
2011	16,168
2012	14,302
2013	12,333
2014	10,697
thereafter	9,711
Total minimum lease payments	$80,079

Rent expense for the years ended November 30, 2009, 2008 and 2007 amounted to $17,579, $15,212 and $13,444, respectively.

The Company was contingently liable at November 30, 2009, under agreements to repurchase repossessed inventory acquired by the Flooring Companies as a result of default on floor plan financing arrangements by the Company's customers. These arrangements are described in Note 12—Accounts Receivable Arrangements. Losses, if any, would be the difference between the repossession cost and the resale value of the inventory. There have been no repurchases through November 30, 2009 under these agreements, nor is the Company aware of any pending customer defaults or repossession obligations.

The Company is from time to time involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. These preference actions are filed by the bankruptcy trustee on behalf of the bankrupt estate and generally seek to have payments made by the debtor within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankrupt estate's creditors.

The Company does not believe that these proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 22—RISK AND UNCERTAINTIES:

The Company operates in a highly competitive industry and is subject to various risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to, significant dependence on certain key vendors and dependence on financing for the Company's working capital needs.

NOTE 23—SUBSEQUENT EVENTS:

On December 21, 2009 the Company announced a definitive agreement to acquire Jack of All Games for a total consideration of $43,250, which includes approximately $6,750 in deferred payments, generally payable six months after the close and subject to certain post-closing conditions. The transaction, which is subject to normal regulatory and other approvals, is expected to close late February or early March 2010 timeframe.

(amounts in thousands, except per share amounts)

On December 28, 2009 the Company completed the sale of its controlling interest in HiChina Web Solutions. Under the terms of the agreement, SYNNEX received approximately $60,000 for its estimated 79% controlling ownership in HiChina Web Solutions, subject to a 10% holdback for a period of six months.

On January 11, 2010, the Company renewed its annual U.S. Amended and Restated Arrangement and the date of maturity was extended to January 10, 2011. The U.S. Amended and Restated Arrangement has a maturity date of January 10, 2011. The terms and conditions of the U.S. Amended and Restated Arrangement are substantially the same. However, the program fee was reduced to 0.65% from 0.75% and the facility fee was reduced to 0.65% from 0.75%.

SYNNEX CORPORATION

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended November 30, 2009. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the periods presented.

	Fiscal 2009 Three Months Ended				Fiscal 2008 Three Months Ended			
	Feb. 29, 2009	May 31, 2009	Aug. 31, 2009	Nov. 30, 2009	Feb. 28, 2008	May 31, 2008	Aug. 31, 2008	Nov. 30, 2008
	(in thousands)							
Statement of Operations Data:								
Revenue	$ 1,720,370	$ 1,802,705	$ 1,998,060	$ 2,198,062	$ 1,741,778	$ 1,869,851	$ 2,037,493	$ 2,087,604
Cost of revenue	(1,619,523)	(1,701,765)	(1,892,083)	(2,082,796)	(1,649,714)	(1,773,765)	(1,929,344)	(1,970,039)
Gross profit	100,847	100,940	105,977	115,266	92,064	96,086	108,149	117,565
Selling, general and administrative expenses	(67,060)	(70,947)	(67,778)	(67,596)	(60,540)	(65,971)	(69,936)	(71,051)
Income from continuing operations before non-operating items, income taxes and minority interest	33,787	29,993	38,199	47,670	31,524	30,115	38,213	46,514
Interest expense and finance charges, net	(4,114)	(3,180)	(3,194)	(3,495)	(4,302)	(3,444)	(3,274)	(3,986)
Other income (expense), net	(388)	1,417	729	1,278	(2,063)	594	(1,766)	(4,577)
Income from continuing operations before income taxes and minority interest	29,285	28,230	35,734	45,453	25,159	27,265	33,173	37,951
Provision for income taxes	(10,718)	(10,346)	(13,612)	(15,980)	(9,398)	(10,361)	(12,400)	(13,546)
Minority interest in subsidiaries	42	114	(7)	(16)	—	73	77	75
Income from continuing operations	18,609	17,998	22,115	29,457	15,761	16,977	20,850	24,480
Income from discontinued operations, net of tax	871	1,231	964	843	1,067	1,534	1,210	1,918
Net Income	$ 19,480	$ 19,229	$ 23,079	$ 30,300	$ 16,828	$ 18,511	$ 22,060	$ 26,398
Earnings per share—basic:								
Income from continuing operations	$ 0.58	$ 0.55	$ 0.67	$ 0.88	$ 0.50	$ 0.54	$ 0.66	$ 0.77
Income from discontinued operations	0.03	0.04	0.03	0.03	0.04	0.05	0.04	0.06
Net income per common share—basic	$ 0.61	$ 0.59	$ 0.70	$ 0.91	$ 0.54	$ 0.59	$ 0.70	$ 0.83
Earnings per share—diluted:								
Income from continuing operations	$ 0.57	$ 0.53	$ 0.64	$ 0.85	$ 0.48	$ 0.51	$ 0.62	$ 0.74
Income from discontinued operations	0.02	0.04	0.03	0.02	0.03	0.05	0.04	0.06
Net income per common share—diluted	$ 0.59	$ 0.57	$ 0.67	$ 0.87	$ 0.51	$ 0.56	$ 0.66	$ 0.80

Earnings per share ("EPS") for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the fiscal year is computed using the weighted-average of shares outstanding during the fiscal year. Thus, the sum of EPS for each of the four quarters may not equal the EPS for the fiscal year.

SYNNEX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Fiscal Years Ended November 30, 2009, 2008 and 2007
(in thousands)

Description	Balance at Beginning of Fiscal Year	Additions Charged to Revenue and COGS and Expense	Additions from Acquisitions	Reclassifications, Write-offs and Deductions	Balance at Fiscal Year End
Fiscal Year Ended November 30, 2007					
Allowance for sales returns	$17,116	$ 1,416	$ —	$2,136	$20,668
Allowance for deferred tax assets	1,607	645	—	—	2,252
Fiscal Year Ended November 30, 2008					
Allowance for sales returns	$20,668	$ 974	$ —	$ —	$21,642
Allowance for deferred tax assets	2,252	370	1,351	—	3,973
Fiscal Year Ended November 30, 2009					
Allowance for sales returns	$21,642	$(1,977)	$ —	$ 817	$20,482
Allowance for deferred tax assets	3,973	1,610	—	242	5,825

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting on page 46 is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2010 Annual Meeting of Stockholders to be held on March 22, 2010 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained in the section called "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer, our principal financial officer, our controller and persons performing similar functions. This code of ethics, called a Code of Ethics and Business Conduct for Employees, Officers and Directors, is available free of charge on our public website (www.synnex.com) on the investor relations webpage. Future amendments or waivers relating to the code of ethics will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Directors' Compensation," "Executive Compensation," and "Election of Directors—Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of November 30, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,729,398	$13.37	2,262,578(1)(2)

(1) Includes the number of shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan. The number of shares authorized for issuance under our Amended and Restated 2003 Stock Incentive Plan will not exceed the sum of (1) the number of shares subject to outstanding options granted under our 1997 Stock Option Plan/Stock Issuance Plan, our Special Executive Stock Option/Stock Issuance Plan and our 1993 Stock Option Plan outstanding, to the extent those options expire, terminate or are cancelled for

any reason prior to being exercised, plus (2) 5,506,649 shares of common stock; provided, however, that the number of authorized shares under our Amended and Restated 2003 Stock Incentive Plan will not exceed 14,111,761 shares of common stock. Please see Note 3 of the Notes to the Consolidated Financial Statements for further information regarding the Amended and Restated 2003 Stock Incentive Plan.

(2) Includes 750,000 shares available-for-sale pursuant to our 2003 Employee Stock Purchase Plan (as amended). Shares of common stock will be purchased at a price equal to 95% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever is less. Please see Note 3 of the Notes to the Consolidated Financial Statements for further information regarding the 2003 Employee Stock Purchase Plan.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" contained in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information contained under the caption "Ratification of the Appointment of Independent Registered Public Accountants" contained in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

(1) Financial Statements

See Index under Item 8.

(1) Financial Statements Schedule

See Index under Item 8.

(2) Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.

Form 10-K

(b) Exhibits.

Exhibit Number	Description of Document
2.1	Acquisition Agreement, dated March 27, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 10, 2007).
2.2	Amending Agreement, dated April 30, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 10, 2007).
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.2	Indenture related to the 4.0% Convertible Senior Notes due 2018, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (including form of 4.0% Convertible Senior Note due 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2008).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.2#	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.3#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.4	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.6#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	HP U.S. Business Development Partner Agreement dated November 6, 2003, between the Company and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Company, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.10	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
10.11#	Employment Agreement dated February 7, 2006, between the Company and Robert Huang (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2006).
10.12#	Settlement and Release, dated March 24, 2009, by and between SYNNEX Canada Limited and Jim Estill (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report in Form 10-Q for the quarter ended May 31, 2009).
10.13	Third Amended and Restated Credit Agreement dated as of January 23, 2009, by and among the Company, the lenders signatory thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.33 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.14	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.15	Third Amended and Restated Receivables Funding and Administration Agreement, dated as January 23, 2009, among SIT Funding Corporation, the lenders party thereto and General Electric Capital Corporation (incorporated by reference to Exhibit 10.35 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.16#	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.17	Master Supply Agreement dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2007).
10.18#	Amendment to Employment Agreement, dated as of February 7, 2006, by and between the Company and Robert Huang (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.19#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).

Exhibit Number	Description of Document
10.20#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.21#	Offer Letter, dated as of March 27, 2008, by and between the Company and Kevin Murai (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
10.22	Asset Purchase Agreement dated February 25, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.23	First Amendment to Asset Purchase Agreement dated March 31, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.24#	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended November 30, 2008).
10.25#	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.26#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.27#	2009 Executive Profit Sharing Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.28#	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 110 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(c) Financial Statement Schedules.

See Index under Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2010

SYNNEX CORPORATION

By: /s/ KEVIN M. MURAI

Kevin M. Murai
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Murai and Thomas Alsborg, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ KEVIN M. MURAI **Kevin M. Murai**	President and Chief Executive Officer (Principal Executive Officer) and Director	Febuary 5, 2010
/s/ THOMAS C. ALSBORG **Thomas C. Alsborg**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	Febuary 5, 2010
/s/ ROBERT T. HUANG **Robert T. Huang**	Chairman of the Board	Febuary 5, 2010
/s/ MATTHEW F.C MIAU **Matthew F.C Miau**	Chairman Emeritus of the Board	Febuary 5, 2010
/s/ FRED A. BREIDENBACH **Fred A. Breidenbach**	Director	Febuary 5, 2010
/s/ JAMES C. VAN HORNE **James C. Van Horne**	Director	Febuary 5, 2010
/s/ GREGORY L. QUESNEL **Gregory L. Quesnel**	Director	Febuary 5, 2010
/s/ DWIGHT A. STEFFENSEN **Dwight A. Steffensen**	Director	Febuary 5, 2010
/s/ DUANE E. ZITZNER **Duane E. Zitzner**	Director	Febuary 5, 2010

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Acquisition Agreement, dated March 27, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 10, 2007).
2.2	Amending Agreement, dated April 30, 2007, by and among RGC Canada Ltd., Redmond Group of Companies LP, 2064862 Ontario Inc., AVS Technologies Limited Partnership and SYNNEX Canada Limited (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 10, 2007).
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.2	Indenture related to the 4.0% Convertible Senior Notes due 2018, dated as of May 12, 2008, between SYNNEX Corporation and U.S. Bank National Association, as trustee (including form of 4.0% Convertible Senior Note due 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2008).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.2#	Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.3#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
10.4	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	HP U.S. Business Development Partner Agreement dated November 6, 2003, between the Company and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Company, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Company and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.10	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
10.11#	Employment Agreement dated February 7, 2006, between the Company and Robert Huang (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 13, 2006).
10.12#	Settlement and Release, dated March 24, 2009, by and between SYNNEX Canada Limited and Jim Estill (incorporated by reference to Exhibit 10.1to the Company's Quarterly Report in Form 10-Q for the quarter ended May 31, 2009).
10.13	Third Amended and Restated Credit Agreement dated as of January 23, 2009, by and among the Company, the lenders signatory thereto from time to time, and Bank of America, N.A. (incorporated by reference to Exhibit 10.33to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.14	Third Amended and Restated Receivables Sale and Servicing Agreement, dated as of January 23, 2009, among the Originator, the Servicer and SIT Funding Corporation (incorporated by reference to Exhibit 10.34 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.15	Third Amended and Restated Receivables Funding and Administration Agreement, dated as January 23, 2009, among SIT Funding Corporation, the lenders party thereto and General Electric Capital Corporation (incorporated by reference to Exhibit 10.35 to the Company's Annual Report in Form 10-K for the year ended November 30, 2008).
10.16#	Offer Letter, dated as of March 23, 2007, between Thomas C. Alsborg and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report filed on Form 8-K on March 28, 2007).
10.17	Master Supply Agreement dated as of May 16, 2007, by and among Sun Microsystems, Inc. and Sun Microsystems International B.V. and MiTAC International Corporation and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 22, 2007).
10.18#	Amendment to Employment Agreement, dated as of February 7, 2006, by and between the Company and Robert Huang (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.19#	Amendment to SYNNEX Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.20#	SYNNEX Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2007).
10.21#	Offer Letter, dated as of March 27, 2008, by and between the Company and Kevin Murai (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2008).
10.22	Asset Purchase Agreement dated February 25, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).
10.23	First Amendment to Asset Purchase Agreement dated March 31, 2008, by and among the Company and New Age Electronics, Inc., a California corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008).

Exhibit Number	Description of Document
10.24#	Amendment to the Amended and Restated 2003 Stock Incentive Plan, dated November 21, 2008 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended November 30, 2008).
10.25#	Form of Notice of Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.26#	Amendment to Amended and Restated 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.27#	2009 Executive Profit Sharing Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
10.28#	Form of Restricted Stock Award (Directors) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2009).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 110 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-111799 and No. 333-158571) of SYNNEX Corporation of our report dated February 5, 2010 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 5, 2010

EXHIBIT 31.1


Form 10-K

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Kevin Murai, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2010

/s/ KEVIN M. MURAI

Kevin M. Murai
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Thomas Alsborg, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 5, 2010

/s/ THOMAS C. ALSBORG

Thomas C. Alsborg
Chief Financial Officer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

We, Kevin Murai, the president and chief executive officer of SYNNEX Corporation (the "Company"), and Thomas Alsborg, the chief financial officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of our knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended November 30, 2009 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 5, 2010

/s/ KEVIN M. MURAI

Kevin M. Murai

/s/ THOMAS C. ALSBORG

Thomas C. Alsborg

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SYNNEX CORPORATION
44201 Nobel Drive
Fremont, California 94538
(510) 656-3333

February 25, 2010

Dear Stockholder:

You are cordially invited to attend our 2010 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 10:00 a.m., Pacific Time, on Monday, March 22, 2010, at our offices at 44201 Nobel Drive, Fremont, California 94538.

The formal notice of the Annual Meeting of Stockholders and the Proxy Statement have been made a part of this invitation.


Proxy

Whether or not you attend the Annual Meeting of Stockholders, it is important that your shares be represented and voted at the Annual Meeting of Stockholders. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card in the enclosed postage-prepaid envelope. **Your shares cannot be voted unless you submit your proxy or attend the Annual Meeting of Stockholders in person.**

The Board of Directors and management look forward to seeing you at the Annual Meeting of Stockholders.

Sincerely,

/s/ Simon Leung

Simon Leung
Senior Vice President, General Counsel and
Corporate Secretary

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SYNNEX Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On March 22, 2010

To our Stockholders:

SYNNEX Corporation will hold its Annual Meeting of Stockholders at 10:00 a.m., Pacific Time, on Monday, March 22, 2010, at our offices at 44201 Nobel Drive, Fremont, California 94538.

We are holding this Annual Meeting of Stockholders:

- to elect eight directors to serve until the 2011 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- to approve an amendment to our Executive Profit Sharing Plan for Section 16(b) Officers;
- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants; and
- to transact such other business as may properly come before the Annual Meeting of Stockholders and any adjournments or postponements of the Annual Meeting of Stockholders.

Only stockholders of record at the close of business on February 10, 2010 are entitled to notice of, and to vote at this Annual Meeting of Stockholders and any adjournments or postponements of the Annual Meeting of Stockholders. For ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting of Stockholders will be available at the Corporate Secretary's office at 44201 Nobel Drive, Fremont, California 94538.

It is important that your shares are represented at this Annual Meeting of Stockholders. Even if you plan to attend the Annual Meeting of Stockholders, we hope that you will promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card. This will not limit your rights to attend or vote at the Annual Meeting of Stockholders.

By Order of the Board of Directors,

/s/ Simon Leung

Simon Leung
Senior Vice President, General Counsel and
Corporate Secretary

Fremont, California
February 25, 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on March 22, 2010.

Our Proxy Statement for our 2010 Annual Meeting of Stockholders, along with the proxy card, our Annual Report to Stockholders for the fiscal year ended November 30, 2009 and our Annual Report on Form 10-K are available on our website at www.synnex.com.

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TABLE OF CONTENTS


Proxy

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SYNNEX CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of SYNNEX Corporation, a Delaware corporation, of proxies to be used at our 2010 Annual Meeting of Stockholders and any adjournments or postponements thereof. Our 2010 Annual Meeting of Stockholders will be held at our offices at 44201 Nobel Drive, Fremont, California, at 10:00 a.m., Pacific Time, on Monday, March 22, 2010. This Proxy Statement and the accompanying form of proxy card are being mailed to stockholders on or about February 25, 2010.


Proxy

Appointment of Proxy Holders

Your Board of Directors asks you to appoint Kevin Murai, Dennis Polk and Simon Leung as your proxy holders to vote your shares at the 2010 Annual Meeting of Stockholders. You make this appointment by voting the enclosed proxy card using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by your Board of Directors.

Unless you otherwise indicate on the proxy card, you also authorize your proxy holders to vote your shares on any matters not known by your Board of Directors at the time this Proxy Statement was printed and which, under our Bylaws, may be properly presented for action at the Annual Meeting of Stockholders.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on February 10, 2010, the record date for the Annual Meeting of Stockholders, can vote at the Annual Meeting of Stockholders. As of the close of business on February 10, 2010, we had 34,519,840 shares of common stock outstanding and entitled to vote. Each holder of common stock is entitled to one vote for each share held as of February 10, 2010. There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting of Stockholders either in person or by mail as described below. Stockholders holding shares through a bank or broker should follow the voting instructions on the form of proxy card received.

Voting by Mail. You may vote by proxy by dating, signing and returning your proxy card in the enclosed postage-prepaid return envelope. Your Board of Directors recommends that you vote by mail, as it is not practical for most stockholders to attend the Annual Meeting of Stockholders. Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting of Stockholders and want to vote in person.

Voting at the Annual Meeting of Stockholders. You may vote in person at the Annual Meeting of Stockholders. If you hold shares through a bank or broker, you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote at the Annual Meeting of Stockholders. Voting by mail will not limit your right to vote at the Annual Meeting of Stockholders, if you decide to attend in person.

If you submit your proxy, but do not mark your voting preference, the proxy holders will vote your shares **FOR** the election of the nominees for director, **FOR** the approval of the amendment to our Executive Profit Sharing Plan for Section 16(b) Officers and **FOR** the ratification of the appointment of independent registered public accountants.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any of three ways:

- by voting in person at the Annual Meeting of Stockholders;
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting of Stockholders; or
- by submitting another proxy of a later date prior to the Annual Meeting of Stockholders that is properly executed.

Required Vote

Directors are elected by a plurality vote, which means that the eight nominees receiving the most affirmative votes will be elected. However, your Board of Directors has adopted a majority vote standard for director elections. As a result, if a director receives less than a majority of the votes cast for such director, the Board of Directors will evaluate the situation and is authorized to remedy the situation as it deems appropriate, including requesting that the affected director resign from the Board of Directors. All other matters submitted for stockholder approval require the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote.

A quorum, which is a majority of the outstanding shares as of February 10, 2010, must be present to hold the Annual Meeting of Stockholders. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum, but will not be treated as shares entitled to vote on that matter.

Solicitation of Proxies

We will pay the cost of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and other employees by personal interview, telephone or facsimile. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Important

Please promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the postage-prepaid return envelope so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting of Stockholders.

PROPOSAL 1

ELECTION OF DIRECTORS

Directors and Nominees

Our Bylaws currently provide that the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by the Board of Directors or stockholders. We currently have authorized eight directors. At the Annual Meeting of Stockholders, eight persons will be elected as members of your Board of Directors, each for a one-year term or until their successors are elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has nominated, and the Board of Directors has designated, the eight persons listed below for election at the Annual Meeting of Stockholders. Pursuant to the New York Stock Exchange (NYSE) listing standards, a majority of the members serving on your Board of Directors must be independent directors. Your Board of Directors has determined that Messrs. Breidenbach, Quesnel, Steffensen, Van Horne and Zitzner have no material relationship with us and that each of these directors is an independent director. All of the nominees were elected at the SYNNEX Annual Meeting of Stockholders held on March 24, 2009. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted FOR these eight nominees. Your Board of Directors knows of no reason why any of these nominees should be unable or unwilling to serve. However, if for any reason any nominee should be unable or unwilling to serve, the proxies will be voted for any nominee designated by your Board of Directors to fill the vacancy.

Proxy

General

Certain information with respect to each nominee appears on the following pages, including age, position (if any) with SYNNEX, business experience during at least the past five years and directorships of other publicly-owned corporations. Ages are as of February 25, 2010.

Name	Age	Position
Robert Huang	64	Chairman of the Board
Kevin Murai	46	President, Chief Executive Officer and Director
Fred Breidenbach	63	Director
Matthew Miau	63	Chairman Emeritus
Gregory Quesnel	61	Director
Dwight Steffensen	66	Lead Director
James Van Horne	74	Director
Duane Zitzner	62	Director

Business Experience of Nominees

Robert Huang founded our company in 1980, and is currently a Director and Chairman of the Board. Mr. Huang retired as our President and Co-Chief Executive Officer in December 2008 and continues to oversee our global business services division. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang also serves on the Executive Board of the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Huang also received an honorary Doctorate degree from Kyushyu University, Japan. As the founder of our company, we believe that Mr. Huang contributes his leadership skills, legacy culture and knowledge of our company, finance and technology background, and business experience to our Board of Directors. In addition, we believe that Mr. Huang's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

Kevin Murai, our President and Chief Executive Officer and a Director, joined us in March 2008. He served as Co-Chief Executive Officer until Robert Huang's retirement in December 2008. Prior to SYNNEX, Mr. Murai was employed for 19 years at Ingram Micro Inc., most recently as President, Chief Operating Officer and a member of the Board of Directors. During his nineteen-year tenure at Ingram Micro, Mr. Murai served in several executive management positions. Currently, he serves on the Board of Directors for the Global Technology Distribution Council, and also serves on the Dean's Advisory Council of the University of Waterloo. He holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo in Ontario, Canada. As a former executive officer and member of the Board of Directors of Ingram Micro, one of our competitors, we believe that Mr. Murai contributes his leadership skills, industry knowledge, technology background, and business experience to our Board of Directors. It is also important that the Chief Executive Officer serve on the Board of Directors. In addition, we believe that Mr. Murai's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

Fred Breidenbach has served as a member of our Board of Directors since February 2003. Mr. Breidenbach has had his own consulting firm of FA Breidenbach & Associates, LLC since November 1997. Prior to that, he served as the President and Chief Operating Officer of Gulfstream Aerospace Corporation, an aviation company, from 1993 to 1997. Prior to joining Gulfstream, Mr. Breidenbach spent 25 years in various positions at General Electric Company, including five years as an officer of the General Electric Company and two years as President, GE Aerospace Asia Pacific, responsible for business development and Asian operations. Mr. Breidenbach also serves on the Board of Directors of The Heart Institute of the Cascades, a non-profit organization based in Bend, Oregon. Mr. Breidenbach received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Master of Business Administration from Xavier University. As a former executive officer of Gulfstream Aerospace Corporation and General Electric Company, we believe that Mr. Breidenbach contributes his leadership skills, GE related corporate discipline, Asia Pacific knowledge, technology background, and business experience to our Board of Directors. In addition, we believe that Mr. Breidenbach's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

Matthew Miau has served as a member of our Board of Directors since 1992 and as a non-executive employee since 2001. In connection with Mr. Huang's retirement and election as Chairman of the Board, Mr. Miau assumed the position of Chairman Emeritus of the Board in December 2008. Mr. Miau is the Chairman of the Board of Directors of MiTAC International Corporation, Synnex Technology International Corp., UPC Technology Corp. and Lien Hwa Industrial Corp. He is also a member of the Board of Directors of MiTAC Incorporated, Getac Technology Corp., the Institute for Information Industry in Taiwan and the Supervisory Board of Linde AG in Germany. Mr. Miau received a Bachelor of Science degree in Electrical Engineering/ Computer Science from the University of California, Berkeley and a Master of Business Administration degree from Santa Clara University. As the Chairman of the Board of MiTAC International Corporation, we believe that Mr. Miau contributes his leadership skills, distribution, contract manufacturing and Asia Pacific knowledge, finance and technology background, and business experience to our Board of Directors. In addition, we believe that Mr. Miau's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

Gregory Quesnel has served as a member of our Board of Directors since September 2005. Mr. Quesnel served as President and Chief Executive Officer and a member of the Board of Directors of CNF Inc. from 1998 until his retirement in July 2004. Prior to that, he served as Executive Vice President and Chief Financial Officer of CNF Inc. He joined CNF Inc. in 1975 following several years of professional experience with major corporations in the petroleum and wood products industries. Mr. Quesnel serves on the Boards of Directors of Potlatch Corporation and Ross Stores, Inc. At Potlatch Mr. Quesnel serves on the Compensation Committee, the

Audit Committee and the Nominating Committee. Mr. Quesnel is a member of the Audit Committee for Ross Stores. Mr. Quesnel received a Bachelor of Science degree in Finance from the University of Oregon and holds a Master of Business Administration from the University of Portland. As a former executive officer and member of the Board of Directors of CNF Inc. and an Audit Committee financial expert, we believe that Mr. Quesnel contributes his leadership skills, transportation and logistics knowledge, finance background, and business experience to our Board of Directors. In addition, we believe that Mr. Quesnel's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

Dwight Steffensen has served as a member of our Board of Directors since February 2002 and as Lead Director since March 2006. Mr. Steffensen served as the Chairman and Chief Executive Officer of Merisel, Inc. from February 1996 until August 2000. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer at Bergen Brunswig Corporation, a healthcare company. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen is a member of the Board of Directors of OmniVision Technologies, Inc. Mr. Steffensen received a Bachelor of Arts degree in Economics from Stanford University and is a certified public accountant (inactive). As a former executive officer and member of the Board of Directors of Merisel, Inc., one of our former competitors and an Audit Committee financial expert, we believe that Mr. Steffensen contributes his leadership skills, industry knowledge, finance background, and business experience to our Board of Directors. In addition, we believe that Mr. Steffensen's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.


Proxy

James Van Horne has served as a member of our Board of Directors since September 2005. Mr. Van Horne joined the Stanford University Graduate School of Business faculty in 1965 after earning a doctorate degree from Northwestern University. He presently is the A.P. Giannini Professor of Finance Emeritus Stanford. He served as the Director of the MBA Program at Stanford University from 1970 to 1973 and then served as Associate Dean for Academic Affairs from 1973 to 1975 and 1976 to 1980. He is a member of the Board of Directors of Montgomery Street Income Securities, Inc. As the A.P. Giannini Professor of Finance Emeritus Stanford and an Audit Committee financial expert, we believe that Mr. Van Horne contributes his leadership skills, finance background, and business experience to our Board of Directors. In addition, we believe that Mr. Van Horne's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

Duane Zitzner has served as a member of our Board of Directors since May 2007. Mr. Zitzner has had his own consulting firm since January 2005. Prior to that, he served as the Executive Vice President of the Personal Systems Group at Hewlett-Packard Company from 2002 until his retirement in December 2004. Prior to his appointment as Executive Vice President at Hewlett-Packard Company, Mr. Zitzner spent several years in various executive positions at Hewlett-Packard Company, including three years as President of Computing Systems and three years as Vice President and General Manager of the Personal Systems Group. Mr. Zitzner received a Bachelor of Science degree in Mathematics from the University of Wisconsin – Madison and did advanced studies in Computer Science at the University of Minnesota – Twin Cities. As a former executive officer of Hewlett-Packard Company, we believe that Mr. Zitzner contributes his leadership skills, industry knowledge, technology background, and business experience to our Board of Directors. In addition, we believe that Mr. Zitzner's membership on our Board of Directors helps to achieve the objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity.

There are no family relationships among any of our directors or executive officers.

Vote Required

The eight nominees for director receiving the highest number of affirmative votes will be elected as directors. However, your Board of Directors has adopted a majority vote standard for director elections. As a result, if a director receives less than a majority of the votes cast for such director, the Board of Directors will evaluate the situation and is authorized to remedy the situation as it deems appropriate, including requesting that the affected director resign from the Board of Directors. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

Your Board of Directors recommends a vote FOR the election of the nominees set forth above as directors of SYNNEX.

Organization of the Board of Directors

The Board of Directors held 11 meetings during the fiscal year ended November 30, 2009. Each director attended at least 75% of the total regularly scheduled and special meetings held by the Board of Directors and the committees on which such director served during his tenure in the fiscal year ended November 30, 2009. Our non-management directors of the Board of Directors meet in regularly scheduled sessions without the presence of management in Executive Sessions. The Chairman of the Board or the Lead Director, as applicable, presides over each such Executive Session. Historically, our Chief Executive Officer has not served as our Chairman of the Board and we continue to separate the two positions. Separating the two positions ensures that our Chief Executive Officer is accountable for managing our company in close alignment with the interests of stockholders, eliminates the inherent conflict of interest that arises when the roles are combined, promotes oversight of risk and can serve as a conduit for regular communication with stockholders. We do not have a policy regarding directors' attendance at the Annual Meeting of Stockholders. However, all directors attended the 2009 Annual Meeting of Stockholders.

The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. The Board of Directors has determined that all members of the Audit, Compensation, and Nominating and Corporate Governance Committees meet the independence standards of the NYSE and rules and regulations of the Securities and Exchange Commission (SEC). With respect to the Executive Committee, at least one half of the members of the Executive Committee must meet the independence standards of the NYSE and rules and regulations of the SEC. In addition, each member of the Audit Committee is financially literate as defined by your Board of Directors. The Board has approved a charter for each of these committees, which can be found on our website at www.synnex.com. Our corporate governance guidelines and code of ethics, which are applicable to our principal executive, financial and accounting officers, directors and employees, are also available, on or through, our website at www.synnex.com and are available in print to any stockholder upon request. We intend to post any amendments to the corporate governance guidelines or code of ethics on our website.

Audit Committee

Number of Members:	3
Members:	Gregory Quesnel, Chairman and Audit Committee Financial Expert Dwight Steffensen, Audit Committee Financial Expert James Van Horne, Audit Committee Financial Expert
Number of Meetings in fiscal year ended November 30, 2009:	10
Functions:	The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent registered public accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee

Number of Members:	4
Members:	Fred Breidenbach Dwight Steffensen James Van Horne, Chairman Duane Zitzner
Number of Meetings in fiscal year ended November 30, 2009:	7
Functions:	The Compensation Committee reviews and determines our general compensation policies and the compensation provided to our officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and administers equity-based compensation for our officers and employees and administers our stock option plans and employee stock purchase plan.


Proxy

Nominating and Corporate Governance Committee

Number of Members:	3
Members:	Fred Breidenbach, Chairman Gregory Quesnel Duane Zitzner
Number of Meetings in fiscal year ended November 30, 2009:	6
Functions:	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors regarding candidates for directorships and the size and composition of the Board of Directors, director compensation, including equity compensation, and for overseeing our corporate governance guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. In addition, the Nominating and Corporate Governance Committee is responsible for considering nominations by stockholders.

Executive Committee

Number of Members:	6
Members:	Kevin Murai, Chairman Robert Huang Matthew Miau Gregory Quesnel Dwight Steffensen Duane Zitzner
Number of Meetings in fiscal year ended November 30, 2009:	6
Functions:	The Executive Committee is responsible for evaluating strategic opportunities presented by management; performing the functions of the Board of Directors when there is a critical need for prompt review and action of the Board of Directors and it is not practical to arrange a meeting of the Board of Directors within the time reasonably available; and representing the full Board of Directors between regularly scheduled meetings and other matters that the Board of Directors may delegate to the Executive Committee from time to time.

Director Nominations

The Board of Directors nominates directors for election at each Annual Meeting of Stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the Board of Directors for nomination or election.

The Nominating and Corporate Governance Committee has a policy regarding consideration of director candidates recommended by stockholders. The Nominating and Corporate Governance Committee reviews suggestions for director candidates recommended by stockholders and considers such candidates for recommendation based upon an appropriate balance of knowledge, experience and capability. The assessment of candidates include the candidates relevant industry experience, general business experience, relevant financial experience, interpersonal and communication skills, as well as the candidates roles and contributions that are valuable to the business community, personal qualities of leadership, character, judgment and whether the candidate possesses and maintains throughout service on the Board a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards. In addition to considering an appropriate balance of knowledge, experience and capability, the Board of Directors has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, skills and other individual qualities that contribute to Board heterogeneity. The Nominating and Corporate Governance Committee selects candidates for director based on their character, judgment, diversity of experience, relevance of experience, business acumen, interpersonal and communication skills, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to SYNNEX and the Board of Directors, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and, preferably, multiple, members of the Board of Directors to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and for a majority of the members of the Board of Directors to meet the definition of "independent director" under the rules of the NYSE. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board of Directors.

Prior to each Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee identifies nominees first by reviewing the current directors whose term expires at the Annual Meeting of Stockholders and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of the Board of Directors with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to nominate the director, or a vacancy is created on the Board of Directors as a result of a resignation, an increase in the size of the Board of Directors or other event, the Nominating and Corporate Governance Committee will consider various candidates for Board of Directors membership, including those suggested by the Nominating and Corporate Governance Committee members, by other Board of Directors members, by any executive search firm engaged by the Nominating and Corporate Governance Committee and by stockholders. A stockholder who wishes to suggest a prospective nominee for the Board of Directors should notify SYNNEX' Corporate Secretary, any member of the Nominating and Corporate Governance Committee, or the persons referenced below in "Communications with the Board of Directors" in writing with any supporting material the stockholder considers appropriate.

In addition, our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at our Annual Meeting of Stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to SYNNEX' Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, SYNNEX' Bylaws provide that SYNNEX must have received the stockholder's notice not less than 120 days prior to the scheduled date of such meeting. However, if notice or prior public disclosure of the date of the Annual Meeting of Stockholders is given or made to stockholders less than 100 days prior to the meeting date, SYNNEX must receive the stockholder's notice by the close of business on the 7th day after the earlier of the day SYNNEX mailed notice of the Annual Meeting of Stockholders date or provided such public disclosure of the meeting date. Information required by the Bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be addressed to: Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. You can obtain a copy of our Bylaws by writing to the Corporate Secretary at this address.

Communications with the Board of Directors


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The Board of Directors has a process for stockholders and other interested persons to send communications to directors. If you wish to communicate with your Board of Directors as a whole or to non-management directors, you may send your communication in writing to: Gregory Quesnel, Chairman of the Audit Committee, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538 or Jorge A. del Calvo, Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, California 94304. You must include your name and address in the written communication and indicate whether you are a stockholder or other interested person of SYNNEX. Messrs. Quesnel or del Calvo will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or committee of the Board of Directors based on the subject matter.

Directors' Compensation Table

The following tables set forth the compensation amounts paid to Robert Huang and each non-executive director for their service in fiscal year ended November 30, 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Nonqualified Deferred Compensation	All Other Compensation ($)	Total ($)
Robert Huang	—	1,219,890	282,581	—	400,000(3)	1,902,471
Fred Breidenbach	81,000	59,785	18,554	—	—	159,339
Matthew Miau	—	59,785	52,626	53,000	—	165,411
Gregory Quesnel	96,000	59,785	34,009	—	—	189,794
Dwight Steffensen	119,000	59,785	20,347	—	—	199,132
James Van Horne	88,344	59,785	33,678	—	—	181,807
Duane Zitzner	80,000	59,472	19,039	—	—	158,511

(1) Amounts listed in these columns represent the compensation expense of stock awards and option awards recognized by us under Accounting Standards Codification 718, "Compensation—Stock Compensation," (ASC 718) for the fiscal year ended November 30, 2009, rather than the amounts realized by the named individuals. See Note 4 "Share-Based Compensation" for our valuation assumptions for this expense included in our Annual Report on Form 10-K for fiscal year ended November 30, 2009. The grant date fair value of the stock awards granted to Robert Huang and each non-employee director during fiscal year ended November 30, 2009 was $19.51.

(2) The table below sets forth the aggregate number of stock awards and option awards held by Robert Huang and our non-employee directors as of November 30, 2009.

Name	Stock Awards	Option Awards
Robert Huang	2,000	1,073,718
Fred Breidenbach	6,000	40,000
Matthew Miau	6,000	1,122,500
Gregory Quesnel	6,000	25,000
Dwight Steffensen	6,000	45,000
James Van Horne	6,000	25,000
Duane Zitzner	6,000	10,000

(3) Mr. Huang's compensation of $400,000 was based upon his Chairman of the Board responsibilities and also his leadership of our global business services division. Mr. Huang also received a grant of 2,000 shares of restricted stock for his services as a director of SYNNEX, consistent with that received by other directors of our Board. For fiscal year 2010, the Nominating and Corporate Governance Committee approved the same compensation for Mr. Huang. Any future compensation payable to Mr. Huang will be based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

Narrative to Directors' Compensation Table

For the fiscal year ended November 30, 2009, each non-employee director received an annual cash retainer fee of $30,000 and an additional $2,000 for each meeting of the Board of Directors attended regardless of form of attendance, $2,000 for each committee meeting attended in-person, and $1,000 for each committee meeting attended by telephone, video or other non-in-person attendance. The committee chair for the Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer fee of $7,500 and $5,000, respectively. The Audit Committee Chair received an annual retainer fee of $10,000. In addition, the Lead Director received an annual cash retainer fee of $30,000. Non-employee directors are expected to receive the same compensation during the fiscal year ending November 30, 2010. All directors are reimbursed for their reasonable out-of-pocket expenses in serving on the Board of Directors or any committee of the Board of Directors.

Directors had previously been eligible to receive stock options under our 1997 Stock Option/Stock Issuance Plan and our Special Executive Stock Option/Stock Issuance Plan. Currently, directors are eligible to receive equity incentives, in the form of stock options and restricted stock awards, under our Amended and Restated 2003 Stock Incentive Plan (2003 Stock Incentive Plan). Each non-employee director who is first elected as a non-employee director receives 2,000 shares of restricted stock (Initial Restricted Stock Award) and an option to purchase 10,000 shares of our common stock on the date he or she joined the Board of the Directors. The Initial Restricted Stock Award vests over three years at a rate of 33.3% on each anniversary of the grant date, subject to earlier termination following the director's cessation of Board of Directors service for any reason other than retirement. In the event the director's cessation of Board of Directors service is due to retirement with the consent of the Board of Directors, all unvested shares subject to the Initial Restricted Stock Award granted prior to fiscal year 2009 will become fully vested. The options have an exercise price equal to the fair market value of our common stock on the grant date, and have a term of 10 years, subject to earlier termination following the director's cessation of Board of Directors service. The options vest over three years, of which 33.3% of the shares vest upon the first anniversary of the vesting start date and the remaining shares vest at a rate of 1/36th per month thereafter. Following each Annual Meeting of Stockholders, each of our continuing non-employee directors automatically receive 2,000 shares of restricted stock (Annual Restricted Stock Award) under our 2003 Stock Incentive Plan, provided such individual has served on the Board of Directors for at least six months. One quarter of the Annual Restricted Stock Award will vest on the last day of each quarter following the date of the grant over a period of one year, subject to earlier termination following the director's cessation of Board of Directors service for any reason.

In addition, each current member of the Board of Directors is required to hold an equity position in SYNNEX of at least an aggregate of 5,000 shares of common stock, whether vested or unvested, or vested in-the-money stock options on the date of each Annual Meeting of Stockholders, commencing on the 2010 Annual Meeting of Stockholders. Any new director will be required to hold an equity position in SYNNEX of at least an aggregate of 5,000 shares of common stock, whether vested or unvested, or vested in-the-money stock options on the date of each Annual Meeting of Stockholders, commencing on the third Annual Meeting of Stockholders held following his or her initial election.

In fiscal year ended, November 30, 2009, Robert Huang received $400,000 based upon his Chairman of the Board responsibilities and his leadership of our global business services division. Mr. Huang also received a grant of 2,000 shares of restricted stock for his services as a director of SYNNEX, consistent with that received by other directors of our Board. Mr. Huang's fiscal year ended November 30, 2009 compensation was based primarily upon his non-executive back-up role to Mr. Murai in the event Mr. Murai were unable to serve as President and Chief Executive Officer and certain time commitments devoted to SYNNEX as Chairman of SYNNEX. In fiscal year ended, November 30, 2009, Matthew Miau received the standard retainer, meeting attendance fees and equity compensation as other outside directors. Any future compensation payable to Messrs. Huang and Miau will be based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.


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Compensation Committee Interlocks and Insider Participation

Fred Breidenbach, Dwight Steffensen, James Van Horne (Chairman) and Duane Zitzner served as members of the Compensation Committee for fiscal year ended November 30, 2009. None of the members of the Compensation Committee has served as an officer or been an employee of SYNNEX and we do not have any related person transactions with any of the members of the Compensation Committee. None of our executive officers serves on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 10, 2010, as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our executive officers listed in the 2009 Summary Compensation Table on page 24, (iii) each of our directors and (iv) all our current directors and executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The percentage of common stock beneficially owned is based on 34,519,840 shares outstanding as of February 10, 2010.

	Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	**Shares Beneficially Owned(1)**	**Right To Acquire Beneficial Ownership within 60 days of February 10, 2010**	**Total**	**Percentage Beneficially Owned(1)(2)**
5% Stockholders:				
MiTAC International Corporation and related parties(3)	11,427,656	—	11,427,656	33.1%
FMR LLC(5) 82 Devonshire Street Boston, MA 02109	5,002,459	—	5,002,459	14.5%
Dimensional Fund Advisors LP(4) 1299 Ocean Ave Santa Monica, CA 90401	2,265,155	—	2,265,155	6.6%
Directors and Named Executive Officers:				
Robert Huang	315,549	1,035,490	1,351,039	3.9%
Kevin Murai	65,000	72,000	137,000	*
Dennis Polk	34,568	124,782	159,350	*
Thomas Alsborg	23,131	35,950	59,081	*
Peter Larocque	32,655	64,833	97,488	*
Simon Leung	12,923	25,058	37,981	*
Fred Breidenbach	6,000	39,000	45,000	*
Matthew Miau(6)	243,088	795,505	1,038,593	3.0%
Gregory Quesnel	7,000	22,500	29,500	*
Dwight Steffensen	6,000	44,000	50,000	*
James Van Horne	7,833	17,500	25,333	*
Duane Zitzner	6,000	9,175	15,175	*
All current directors and executive officers as a group (12 persons)	759,747	2,285,793	3,045,540	8.8%

* Amount represents less than 1% of our common stock.

(1) We have determined beneficial ownership in accordance with the SEC rules. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, shares which such person or group has the right to acquire within 60 days of February 10, 2010 are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

(3) Based on information reported on a Schedule 13G/A filed with the SEC on February 12, 2010, this amount represents 6,738,412 shares held by Silver Star Developments Ltd. and 4,689,244 shares held by Peer Developments Ltd. Silver Star Developments Ltd. is a wholly-owned subsidiary of MiTAC International

Corporation. The principal business office for MiTAC International Corporation and Silver Star Developments Ltd. is No. 200 Wen Hua 2nd Road, Kuei Shan Hsiang, Taoyuan, Taiwan. Jhi-Wu Ho, Chi-Ying Yuan and Hsiang-Yung Yang, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd. Peer Development Ltd. is a wholly-owned subsidiary of Synnex Technology International Corp. The principal business office for Synnex Technology International Corp. and Peer Developments Ltd. is 4th Floor, No. 75 Sec. 3 Ming Sheng East Road, 4th Floor, Taipei, Taiwan. Matthew Miau and Shu-Wu Tu, the directors of Peer Developments Ltd., hold shared voting and dispositive power over the shares held by of Peer Developments Ltd. Matthew Miau is the Chairman of the Board of Directors of MiTAC International Corporation and Synnex Technology International Corp. and a director of the issuer.

(4) Based solely on information reported on a Schedule 13G/A filed with the SEC on February 10, 2010, Dimensional Fund Advisors LP, or Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional does not possess investment and/or voting power over the shares and may be deemed to be the beneficial owner of the shares. However, all the shares are owned by the Funds. Dimensional disclaims beneficial ownership of the shares.


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(5) Based solely on information reported on a Schedule 13G/A filed with the SEC on February 16, 2010 by FMR LLC, this amount consists of 4,856,274 shares beneficially held by Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC and an investment advisor to various investment companies. Edward C. Johnson 3d, as Chairman of FMR LLC, and FMR LLC each have sole dispositive power over 4,856,274 shares. The Boards of Trustees of Fidelity have sole voting power over the 4,856,274 shares. Members of the family of Edward C. Johnson 3d, as the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC through their ownership of voting common shares and the execution of a shareholders' voting agreement. Pyramis Global Advisors Trust Company (PGATC), an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 104,660 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through their control of PGATC, each has sole dispositive power over 104,660 shares and sole power to vote or to direct the voting of 104,660 shares of our common stock owned by the institutional accounts managed by PGATC as reported above. Pyramis Global Advisors, LLC (PGALLC), an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 30,255 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through their control of PGATC, each has sole dispositive power over 30,255 shares and sole power to vote or to direct the voting of 30,255 shares of our common stock owned by the institutional accounts managed by PGALLC as reported above. FIL Limited (FIL) and various foreign-based subsidiaries of FMR are the beneficial owners of 11,270 shares as a result of their provision of investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) compliance under the Securities Exchange Act of 1934, and that they are not required to attribute to each other the beneficial ownership of securities beneficially owned by the other corporation. The principal address for Fidelity is 82 Devonshire Street, Boston, Massachusetts, 02109, the principal address for PGATC and PGALLC is 900 Salem Street, Smithfield, Rhode Island, 02917, and the principal address for FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(6) This amount excludes all securities held by Silver Star Developments Ltd. and Peer Developments Ltd. Mr. Miau disclaims beneficial ownership of the shares held by the above-listed entities, except to the extent of his pecuniary interest therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than 10% stockholders are required to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year ended November 30, 2009.

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving SYNNEX' accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by SYNNEX' independent registered public accountants and reviewing their reports regarding SYNNEX' accounting practices and systems of internal accounting controls as set forth in a written charter adopted by your Board of Directors. SYNNEX' management is responsible for preparing SYNNEX' financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by SYNNEX' management and the independent registered public accountants.

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In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that SYNNEX' consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61 and No. 90 (Audit Committee Communications). In addition, the independent registered public accountants provided to the Audit Committee the written disclosures required by Public Company Accounting Oversight Board Rule 3526 (Communication with Audit Committees Concerning Independence) and the Audit Committee and the independent registered public accountants have discussed such accountants' independence from SYNNEX and its management, including the matters in those written disclosures. Additionally, the Audit Committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence. The Audit Committee has discussed with management the procedures for selection of consultants and the related competitive bidding practices and fully considered whether those services provided by the independent registered public accountants are compatible with maintaining such accountant independence.

The Audit Committee has discussed with SYNNEX' internal and independent registered public accountants, with and without management present, their evaluations of SYNNEX' internal accounting controls and the overall quality of SYNNEX' financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of the audited financial statements in SYNNEX' Annual Report on Form 10-K for the fiscal year ended November 30, 2009, for filing with the SEC.

Respectfully submitted on February 1, 2010, by the members of the Audit Committee of your Board of Directors:

Mr. Gregory Quesnel, Chairman
Mr. Dwight Steffensen
Mr. James Van Horne

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee has overall responsibility for SYNNEX' executive compensation policies as provided in a written charter adopted by your Board of Directors. The Compensation Committee is empowered to review and approve the compensation and compensation procedures for the executive officers.

Objectives and Philosophy of Our Compensation Program

Our compensation philosophy is to pay for performance as well as to offer competitive compensation in order to attract and retain talented executive officers. With respect to "pay for performance," our program is designed to align the interests of our executive officers with those of our stockholders, for whom they work. A significant portion of an executive officer's total compensation depends on his or her performance relative to operational and financial objectives. In particular, in determining total compensation, we stress a compensation philosophy that is performance-driven with relatively low base salaries, but high variability through our Profit Sharing Plan and equity compensation. We believe that this portion should be at risk. As a result, a substantial portion of an executive officer's total compensation is in the form of profit sharing and equity grants.

We believe that the compensation of our executive officers should reflect their success as a management team, as well as individuals, in attaining key operating objectives, such as growth of sales, growth of operating earnings and earnings per share, growth or maintenance of market share, long-term competitive advantage, and ultimately, in attaining an increased market price for our common stock. We believe that the performance of our executive officers in managing SYNNEX, considered in light of general economic conditions, our company and industry, and competitive conditions, should be the basis for determining their overall compensation.

We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, as we expect the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of SYNNEX by our executive officers. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option, restricted stock and other equity incentive programs.

Competitive compensation is important if we are to attract and retain the talent necessary to lead SYNNEX in the competitive and changing business environment in which we operate. In this regard, we are mindful of the median level of compensation of our competitors as well as of the median level of compensation in the local area in which the executive is located. We strive for internal equity among employees according to job responsibilities, experience, capability, and individual performance. Our executive compensation program impacts all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. Because we believe the performance of every employee is important to our success, we are mindful of the effect that our executive compensation and incentive program has on all of our employees.

The differences in compensation between the various executive officers are based primarily upon individual differences in job responsibility, contribution and performance. For example, an executive with responsibility over a larger geography will have potential for greater compensation than an executive with responsibility over a smaller geography. Similarly, an executive with responsibility over a broader, more difficult or more profitable business unit or corporate division will have potential for greater compensation than an executive with responsibility over a narrower, less difficult or less profitable business unit or corporate division.

Our compensation philosophy emphasizing performance permeates total compensation for both executive officers and non-executive employees. While we do not have an exact formula for allocating between cash and non-cash compensation, we try to balance long-term equity versus short-term cash compensation and variable compensation versus fixed compensation. Ultimately, the goal is to create a culture of high performance.

Elements of Our Compensation Program

To promote the objectives of our compensation philosophy, our compensation program consists of the following five principal elements:

- base salary;
- Profit Sharing Plan;
- equity grants;
- deferred compensation benefits; and
- other benefits.

The first three elements, base salary, Profit Sharing Plan, and equity grants, are usually administered in three cycles. Merit raises for base salaries are generally performed in the April-May period. Equity grants are generally awarded in the September-October period. Profit Sharing Plan bonuses are generally paid in the December-January period. However, all of the above elements are reviewed and determined on at least an annual basis by the Compensation Committee.


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The components of our compensation program are described as follows:

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities; however, we maintain relatively low base salaries to incent executive officers to achieve the Profit Sharing Plan targets and thus create a performance driven environment. Base salaries for our executive officers are reviewed and adjusted on an annual basis. Merit increases are based on, among other things, individual performance, any new responsibilities assumed and the magnitude of our merit increase budget for the year. Determination of base salary is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices.

In March 2009 and June 2009, our Compensation Committee considered and discussed the 2009 base salaries for our executive officers. There were no base salary increases in 2009 for our executive officers named in the table below entitled "2009 Summary Compensation Table." While the Compensation Committee considered a number of factors, including the individual officer's performance level during the prior year, the executive officer's base compensation level during the prior year, individual achievements of that executive officer, the base salary paid to the executive officer's internal peers and the base salaries for that position at comparable companies in the industries with respect to that position, the Compensation Committee believed that no base salary increases were warranted due to the difficult and unstable economic environment. As noted above, the Compensation Committee was mindful of the effect of our compensation and incentive program has on all of our employees and therefore determined to keep executive base salaries flat.

Based on comparable companies in our industries, Kevin Murai, our President and Chief Executive Officer's base salary for 2009 was below the 25th percentile base salary levels for other chief executive officers in our peer group and the base salary of our other executive officers for 2009 was similarly below the 25th percentile base salary levels for the comparable positions in our peer group.

Profit Sharing Plan. Profit Sharing Plan bonuses reward individuals for achieving operating and financial goals, in keeping with a performance-driven environment conducive to increasing stockholder value. Under our Profit Sharing Plan, we accrued a certain percentage of our pre-tax, before profit sharing accrual, profits for possible bonuses. Bonuses granted to executive officers under our Profit Sharing Plan are determined by our Compensation Committee based upon both qualitative and quantitative considerations. For fiscal year ended November 30, 2009, bonuses to executive officers were based upon the achievement of certain threshold net income per share target performance percentages, as well as upon assessments of individual performance. In determining the net income per share target performance metrics, we focused upon our growth, return on equity, return on invested capital, and earnings per share. The threshold target performance percentage was 60% for all executive officers. If the minimum threshold target performance percentages of the internally established net income per share goal were not achieved, no bonuses would be paid to the executive officers. The threshold target performance percentages were based on the previous year's internally established net income per share goal. We set the fiscal year 2009 net income per share goal to equal the fiscal net income per share we achieved for year 2008 as we believed that maintaining the same year-over-year profitability to be a reasonable "stretch" goal based upon the difficult and challenging economic environment. In other words, if our net income per share remained the same for fiscal year 2009 as compared with fiscal year 2008, we would have achieved our net income per share goal and our executive officers would have been paid the target bonuses for fiscal year 2009.

If the applicable minimum threshold percentage was met, the actual bonus was paid based on a sliding scale of the target performance percentage actually achieved and dollar limits established by the Compensation Committee for such executive officer. Each of our executive officers had a minimum target under our Profit Sharing Plan of a certain percentage of his annual base salary for the 2009 fiscal year as follows:

Name	Minimum Threshold Percentage of Base Salary
Kevin Murai	100%
Thomas Alsborg	69%
Dennis Polk	101%
Peter Larocque	123%
Simon Leung	33%

There was potential for actual awards under the plan to either exceed or be less than such minimum target depending upon corporate performance, as well as the executive officer's performance of certain individual goals that were predetermined by our President and Chief Executive Officer. Except for Mr. Murai, our Compensation Committee had discretion to increase or decrease the bonus by up to 30% for all executive officers whose compensation was not subject to the tax deduction limitations of Section 162(m), and decrease the bonus by up to 30% for all other executive officers whose compensation was subject to Section 162(m). Our Compensation Committee's discretion was to be exercised based upon its discussions with Mr. Murai, taking into account his ability to manage and monitor the performance of the other executive officers on a more day-to-day level.

Based on comparable companies in our industries, the total cash compensation targets, including both base salary and Profit Sharing Plan bonus, excluding any recommended adjustments by the Compensation Committee, for our executive officers for comparable positions in our industry peer groups for fiscal year 2009 were as follow:

Name	Total Cash Compensation Target Percentile
Kevin Murai	Below 50th Percentile
Thomas Alsborg	Above 50th Percentile
Dennis Polk	Above 75th Percentile
Peter Larocque	Above 75th Percentile
Simon Leung	Below 25th Percentile

For fiscal year ended November 30, 2009, we achieved a net income per share of $2.70 per diluted share, which exceeded the minimum threshold and as a result our executive officers received the following bonuses:

Name	Profit Sharing Plan Bonuses(1)
Kevin Murai	$1,100,000
Thomas Alsborg	$ 375,000
Dennis Polk	$ 700,000
Peter Larocque	$ 870,000
Simon Leung	$ 160,000

(1) Amounts include an approximately 1% rounding up.

For fiscal year ending November 30, 2010, the Compensation Committee approved a similar profit sharing program under the Profit Sharing Plan, subject to stockholder approval of an amendment as described under Proposal 3 below, with threshold net income per share increased higher than fiscal year 2009 goals. We believe that the fiscal year 2010 goals represent reasonably difficult hurdles to incent our executive officers to achieve returns for our stockholders, considered in light of general economic conditions, our company and industry, and competitive conditions. In our judgment, there is a reasonable probability of attaining this minimum threshold. The maximum hurdles, on the other hand, are set at levels exceeding the prior year and are intended to incentivize our executive officers to increase stockholder return by setting a relatively high net income goal. As noted above, in setting the maximum hurdles, the Compensation Committee considered our growth, return on equity, return on invested capital and earnings per share.

Equity Grants. Long-term incentives involve equity grants, including restricted stock awards, restricted stock unit grants and stock option grants. Restricted stock and restricted stock units help us to retain key personnel, whereas stock options provide incentive for creating incremental stockholder value. The value of equity grants derives from stock price, which aligns executive compensation with stockholder value.

Equity grants are based on a number of considerations. The Compensation Committee's determination with respect to stock option grants, restricted stock awards and restricted stock unit grants to executive officers for fiscal year ended November 30, 2009 can be viewed from two perspectives: our company and our employee. From our company's perspective, the Compensation Committee considered the following principal elements:

- corporate performance;
- dilution to stockholders; and
- related expense to our company.

From our employees' perspective, the Compensation Committee considered the following principal elements:

- job responsibilities and past performance;
- likely future contributions;
- potential reward to the executive officer if the stock price appreciates in the public market;
- management tier classification;
- equity grants made by competitors; and
- existing vested and unvested equity holdings.

Determination of equity grant amounts is not made in accordance with a strict formula that measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including an overall review of both employee and corporate performance and the value of equity grants of comparable officers at comparable companies, including Arrow Electronics, Inc., Avnet, Inc., Bell Microproducts Inc., Ingram Micro Inc. ScanSource, Inc. and Tech Data Corporation. We evaluate our corporate performance objective primarily by our financial performance, including growth, return on equity, return on invested capital, and earnings per share. Equity grants may also be made to new executive officers upon commencement of employment and, on occasion, to executive officers in connection with a significant change in job responsibility. We also distinguish between equity grants of stock options and restricted stock based upon the officer's position. We believe that stock options carry more risk than restricted stock. As such, we expect certain officers to accept more risk and their equity grants are more heavily weighted towards stock options rather than restricted stock awards.

To further ensure that the long-term interests of executive officers and Senior Vice Presidents are closely aligned with those of stockholders, we request that they, except Mr. Murai, hold an equity position in SYNNEX of at least one times his or her annual total cash compensation. This equity position can be satisfied by holding shares of common stock, whether vested or unvested, or vested in-the-money stock options. With respect to Mr. Murai, he is expected not to sell vested equity compensation (with the exception of shares sold or withheld by us to cover any exercise price or taxes on such compensation) until he achieves ownership of an amount of our common stock having a fair market value of at least two times the sum of his annual base salary plus target bonus as in effect from time to time. Mr. Murai is expected to maintain this minimum level of ownership thereafter. Stock ownership for Mr. Murai's purpose includes common stock owned personally or in trust for his benefit, but does not include unvested restricted stock or stock units, or unexercised stock options. Due to the current unstable stock market and difficult economy, we have not enforced this policy, but continue to monitor the same.

In addition, to avoid any impropriety or even the appearance of such, the Compensation Committee makes equity grants only during open trading windows. If the date of an equity grant falls within a trading black-out period, then the effective grant date is upon the expiration of the third trading day after the trading black-out period ends. The exercise price is the market closing price of our common stock on the effective grant date. In addition, equity grants to executive officers are generally awarded each year in the September-October period. We believe that the automatic and consistent nature of our equity grant process avoids the possibility of timing deviations.

Deferred Compensation Plan. Our deferred compensation plan permits designated employees to accumulate income for retirement and other personal financial goals by deferring present income through a nonqualified plan. Our deferred compensation plan became effective on January 1, 1994 and was amended on January 7, 2008 to conform with changes required by Section 409A of the Internal Revenue Code of 1986, as amended (Code). Currently, none of our executive officers participate in this plan.

Benefits, Perquisites and Other. Other benefits to our executive officers include medical, dental and life insurance, as well as 401(k) plan participation. Except for some non-material perquisites, these benefits are generally available to all our employees.

We believe these benefits to be reasonable and competitive. We have not established policies regarding recovery of awards in the event of a restatement of earnings.

Executive Compensation Discussion for the Named Executive Officers

President and Chief Executive Officer. Kevin Murai, our President and Chief Executive Officer and a Director, joined us in March 2008. Mr. Murai's base salary remained $500,000 per year. Mr. Murai also received a bonus of $1,100,000 under our 2009 Profit Sharing Plan, a stock option grant of 60,000 shares, and a restricted stock award of 15,000 shares. Some of the primary factors affecting Mr. Murai's compensation include, among other things, comparative compensation of competitor companies and his overall leadership of the company.

Chief Financial Officer. Thomas Alsborg is our Chief Financial Officer. He joined us in March 2007. Mr. Alsborg's base salary remained the same at $250,000 per year in fiscal year 2008. Mr. Alsborg also received a bonus of $375,000 under our 2009 Profit Sharing Plan, a stock option grant of 12,000 shares, and restricted stock awards totaling 4,000 shares. Some of the primary factors affecting Mr. Alsborg's compensation include, among other things, his contribution to the overall leadership of the company and his leadership of the financial function of the company.

Chief Operating Officer. Dennis Polk is our Chief Operating Officer and served in this capacity since July 2006 and previously served as Chief Financial Officer and Senior Vice President of Corporate Finance since joining us in February 2002. Mr. Polk's base salary remained substantially the same at $307,560 per year in fiscal year 2009. Mr. Polk also received a bonus of $700,000 under our 2009 Profit Sharing Plan, a stock option grant of 17,500 shares, and a restricted stock award of 6,500 shares. Some of the primary factors affecting Mr. Polk's compensation include, among other things, his contribution to the overall leadership of the company and his leadership of the operations function of the company.

President, US Distribution. Peter Larocque has served as our President, U.S. Distribution since July 2006 and previously served as Executive Vice President of Distribution from June 2001 to July 2006, and Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our U.S. distribution business. Mr. Larocque's base salary remained the same at $322,938 per year in fiscal year 2008. Mr. Larocque also received a bonus of $870,000 under our 2009 Profit Sharing Plan, a stock option grant of 17,500 shares, and a restricted stock award of 6,500 shares. Some of the primary factors affecting Mr. Larocque's compensation include, among other things, his contribution to the overall leadership of our company and his leadership of the sales and marketing function of our company in the United States.

Senior Vice President, General Counsel and Corporate Secretary. Simon Leung is our Senior Vice President, General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. Mr. Leung's base salary was $215,000 per year in fiscal year 2009. Mr. Leung also received a bonus of $160,000 under our 2009 Profit Sharing Plan and a restricted stock award of 3,000 shares. Some of the primary factors affecting Mr. Leung's compensation include, among other things, his contribution to the overall leadership of our company and his leadership of the legal function of the company.

Tax Deductibility Considerations

Section 162(m) of the Code generally prohibits us from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is contingent on the satisfaction of objective performance goals approved by our stockholders. Our 2009 Profit Sharing Plan, which was approved by our stockholders, and the proposed 2010 amendment, which is submitted for stockholder approval, are structured to permit bonus awards under that plan to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Compensation Committee

The Compensation Committee has overall responsibility for our executive compensation policies as provided in a written charter adopted by your Board of Directors. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our executive officers. The Compensation Committee does not delegate any of its functions to others in setting compensation.

Compensation Consultant and Peer Group Analysis. To assist in this process, the Compensation Committee retained the services of Compensia LLC as its compensation consultant for fiscal year 2009. Compensia reported directly to the Compensation Committee and the Compensation Committee directly approved the Compensia fees. Management had no role in the selection of the compensation consultant. Neither SYNNEX, nor the Compensation Committee engaged any compensation consultants during fiscal year 2009, whose fees exceeded $120,000. The Compensation Committee believes that the Compensia advice was independent of management and benefited our company and stockholders. Compensia provided the Compensation Committee with a review of the overall compensation climate in the United States, best practices, and trends specific to our industry. Compensia provided analyses of base salaries, bonuses, long-term incentives and benefit practices of comparable companies in our industries and of technology companies more broadly defined with market capitalizations similar to that of SYNNEX.

The following industry peer companies and market capitalization peer companies were used in our competitive benchmarking:

Industry Peers	**Market Capitalization Peers**
Arrow Electronics, Inc.	Amkor Technology, Inc.
Avnet, Inc.	Anixter International Inc.
Bell Microproducts Inc.	Benchmark Electronics, Inc.
Ingram Micro Inc.	Celestica, Inc.
ScanSource, Inc.	Infinera Corporation
Tech Data Corporation	Integrated Device Technology, Inc.
	Plantronics, Inc.
	Plexus Corp.
	TriQuint Semiconductor Inc.
	WESCO International, Inc.

In addition to talking to members of our Compensation Committee, Compensia also contacted certain of our executive officers and other employees in our human resources department to obtain historical data and insight into previous compensation practices. Our Compensation Committee took information provided by Compensia into consideration when setting executive compensation for fiscal year 2009 and used them as a basis for making changes to executive compensation for fiscal year 2010.

Tally Sheets and the Role of President and Chief Executive Officer. In fiscal year 2009, the Compensation Committee continued the practice of reviewing the total remuneration of the executive officers using summary tables, or tally sheets. These tally sheets allowed the Compensation Committee to undertake a comprehensive review across all forms of compensation, and to understand the effect that changing profit and stock price scenarios could have on such forms.

Mr. Murai also made recommendations to the Compensation Committee as to the compensation of the other executive officers and others in senior management. The Compensation Committee considered the recommendations of our President and Chief Executive Officer, the executive officer's role, responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at comparable companies. The Compensation Committee may accept or adjust such recommendations and also made the sole determination of the compensation of the President and Chief Executive Officer. These recommendations were considered in relation to annual performance reviews and played an important role in the compensation determinations by the Compensation Committee.

In general, we believe that the current executive compensation program meets the objectives of rewarding executive officers for measurable results in meeting and exceeding goals.

Compensation Committee Report

The following report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with SYNNEX' management. Based on this review and these discussions, the Compensation Committee recommended to the Board of Directors of SYNNEX that the Compensation Discussion and Analysis be included in SYNNEX' proxy statement on Schedule 14A and incorporated by reference into its Annual Report on Form 10-K for the fiscal year ended November 30, 2009.

Respectfully submitted on February 1, 2010, by the members of the Compensation Committee of your Board of Directors:


Proxy

Mr. Fred Breidenbach
Mr. Dwight Steffensen
Mr. James Van Horne, Chairman
Mr. Duane Zitzner

2009 Summary Compensation Table

The following tables set forth compensation for services rendered in all capacities to us for the three fiscal years ended November 30, 2007, 2008 and 2009 for our President and Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as of November 30, 2009 whose total compensation for fiscal year ended November 30, 2009 exceeded $100,000, whom we refer to in this Proxy Statement as the named executive officers.

Name & Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Kevin Murai	2009	498,076	274,280	344,094	1,100,000	—	2,216,450
President, Chief Executive Officer, and Director	2008	261,539	64,700	79,192	900,000	8,000	1,313,431
	2007	—	—	—	—	—	—
Thomas Alsborg	2009	259,615	97,331	122,946	375,000	850	855,742
Chief Financial Officer	2008	250,000	81,705	103,446	345,000	850	781,001
	2007	168,269	47,198	60,200	171,000	850	447,517
Dennis Polk	2009	307,560	136,977	218,448	700,000	850	1,363,835
Chief Operating Officer	2008	307,560	102,772	186,552	625,000	850	1,222,734
	2007	315,900	68,940	145,253	510,000	850	1,040,943
Peter Larocque	2009	322,938	136,977	243,877	870,000	850	1,574,642
President, US Distribution	2008	322,938	102,772	216,517	800,000	850	1,443,077
	2007	331,695	68,940	175,203	650,000	850	1,226,688
Simon Leung	2009	215,000	50,923	24,728	160,000	850	451,501
Senior Vice President, General Counsel and Corporate Secretary							

(1) Amounts listed in these columns represent the estimated fair value of stock awards and option awards recognized by us under ASC 718, disregarding estimated forfeitures, for fiscal year ended November 30, 2009, rather than amounts realized by the named individuals. See Note 4 "Share-Based Compensation" for our valuation assumptions for this expense included in our Annual Report on Form 10-K for fiscal year ended November 30, 2009.

(2) Represents performance bonus awards under the Profit Sharing Plan earned in 2009, but paid in fiscal year 2010.

2009 Grants of Plan-Based Awards

The following table sets forth information on grants of plan-based awards in fiscal year ended November 30, 2009 to the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)				
Kevin Murai	9/29/09	—	—	—	—	60,000	30.96	13.66
	9/29/09	—	—	—	15,000	—	—	30.96
	—	500,000	1,000,000	1,300,000	—	—	—	—
Thomas Alsborg	9/29/09	—	—	—	—	12,000	30.96	13.66
	9/29/09	—	—	—	4,000	—	—	30.96
	—	173,000	345,000	449,000	—	—	—	—
Dennis Polk	9/29/09	—	—	—	—	17,500	30.96	13.66
	9/29/09	—	—	—	6,500	—	—	30.96
	—	313,000	625,000	813,000	—	—	—	—
Peter Larocque	9/29/09	—	—	—	—	17,500	30.96	13.66
	9/29/09	—	—	—	6,500	—	—	30.96
	—	400,000	800,000	1,040,000	—	—	—	—
Simon Leung	9/29/09	—	—	—	3,000	—	—	30.96
	—	70,000	140,000	182,000	—	—	—	—

(1) The target incentive amounts shown in this column reflect our annual bonus awards originally provided under our Profit Sharing Plan and represents pre-established target awards as a percentage of base salary for fiscal year ended November 30, 2009, with the potential for actual awards under the plan to either exceed or be less than such funding target depending upon corporate performance. Actual award amounts are not guaranteed and are determined at the discretion of the Compensation Committee, which may consider an individual's performance during the period. For additional information, please refer to the Compensation Discussion and Analysis section. Actual Profit Sharing Plan payouts are reflected in the Non-Equity Incentive Plan Compensation column of the 2009 Summary Compensation Table.

(2) The threshold illustrates the smallest payout that can be made if all of the pre-established performance objectives are achieved at the minimum achievement level. Actual awards may be more or less than these amounts and are at the discretion of the Compensation Committee. The target is the payout that can be made if the pre-established performance objectives have been achieved at the target achievement level. The maximum is the greatest payout that can be made if the pre-established maximum performance objectives are achieved or exceeded at the outperform achievement levels.

(3) Stock awards listed in these columns vest as to 20% of the shares on the first five anniversaries of the grant date. Option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest monthly thereafter over the remaining four-year period.

Narrative to 2009 Summary Compensation Table and 2009 Grants Plan-Based Awards Table

See Compensation Discussion and Analysis above for a complete description of compensation plans pursuant to which the amounts listed under the 2009 Summary Compensation Table and 2009 Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the options and restricted stock grants.

Except as otherwise noted, all stock awards and option awards vest over five years beginning on the grant date, with the first vesting occurring on the first anniversary of the grant date.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

The following summarizes our employment arrangement with our executive officers, including potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs. The Compensation Committee may in its discretion revise, amend or add to these benefits if it deems advisable. Although much of the compensation for our executive officers is performance-based and largely contingent upon achievement of aggressive financial goals, our change of control arrangements provide important protection to our executive officers, are consistent with practice of our peer companies, and are appropriate for attraction and retention of executive talent.

Consistent with the practice of our peer companies, other compensation decisions are not generally based on the existence of this severance protection. We find it more equitable to offer severance benefits based on a standard formula relating to the executive officer's title or title equivalent and tenure with the company because severance often serves as a bridge when employment is involuntarily terminated, and should therefore not be affected by other, longer-term accumulations.

Kevin Murai. On March 31, 2008, the Board of Directors appointed Kevin Murai as Co-Chief Executive Officer of SYNNEX. In connection with Mr. Murai's employment with SYNNEX, Mr. Murai and our company executed an employment offer which provided for certain severance benefits. If we terminate Mr. Murai's employment with our company after March 31, 2008 for a reason other than Cause, Disability or death, as such terms are defined below in the offer letter, then Mr. Murai will receive the following severance benefits from us:

- Severance Payments. Mr. Murai will be paid severance for twelve (12) months following the employment termination date at a monthly rate equal to his annual base salary rate plus target incentive bonus, as then in effect, divided by twelve (12) months. Such payments shall be paid periodically in accordance with our normal payroll policies.
- Continued Health Benefits. Mr. Murai will receive reimbursement from us of the group health continuation coverage premiums for Mr. Murai and his eligible dependents under Section 4980B of the Code or corresponding provisions of state law, or COBRA through the earliest of (x) the twelve-month anniversary of the date of termination of employment, (y) the date upon which Mr. Murai and his eligible dependents become covered under similar plans or (z) the date Mr. Murai no longer qualifies as a "Qualified Beneficiary" (as such term is defined in Section 4980B(g) of the Code); provided, however, that Mr. Murai is solely responsible for timely electing COBRA coverage.

The receipt of any severance benefits will be subject to Mr. Murai signing and not revoking a release of claims in a form acceptable to the company within such period of time as we may require, but not to exceed 21 days following his termination of employment. The receipt of any such severance and change of control benefits will be subject to Mr. Murai not violating the non-competition and non-solicitation covenants of the agreement.

Other than as described above, the employment agreement of Mr. Murai do not provide for repricings or other material modifications of outstanding stock options or other equity-based awards; payment of dividends; material waiver or modification of any specified performance target, goal or condition to payout under any reported incentive payout plan or any formula with respect to level of annual base salary and bonus in proportion to total compensation.

Other Executive Officers. If any of the following categories of officers is terminated without cause within two months before or 12 months after a change of control of us (including a voluntary termination because of a reduction in salary or position or a relocation), the officer is entitled to the following:

- Executive Vice Presidents and above, unless a more specific category of officer is applicable, are entitled to salary continuation at a rate equal to the average of total salary and bonus over the prior three years for a minimum of 18 months plus one month per year of employment after the eighteenth year of employment, up to a maximum of 24 months, and paid COBRA for two years; and
- Senior Vice Presidents and above, unless a more specific category of officer is applicable, are entitled to salary continuation at a rate equal to the average total salary and bonus over the prior three years for a minimum of 12 months plus one month per year of employment after the thirteenth year of employment, up to a maximum of 18 months, and paid COBRA for one year.

Severance payments will be delayed for six months following termination of employment to the extent required by Section 409A.


Proxy

Peter Larocque and Dennis Polk are classified in the Executive Vice President and above category of officers and Thomas Alsborg and Simon Leung are classified in the Senior Vice President and above category of officers. For these other executive officers, we believe that structuring their severance benefits in the above described fashion in connection with a change of control and tying each individual's severance payment with his or her length of service with us, encourages their retention, rewards them for their individual contributions, loyalty, teamwork and integrity, and motivates them to achieve returns for our stockholders.

For each of these other executive officers, if their employment with us terminates as a result other than termination without cause within two months before or 12 months after a change in control of us, then they will not be entitled to receive the above severance benefits. They are entitled to receive compensation and benefits through the date of termination in accordance with our established plans.

Potential Payments Upon Termination or Change of Control

The following table sets forth potential payments payable to our current executive officers upon termination of employment or a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming a change of control on, and/or their employment was terminated on November 30, 2009:

Name	Benefit	Termination for Good Reason/Without Cause; No Change of Control ($)	Termination Without Cause with Change of Control ($)
Kevin Murai	Salary	500,000	500,000
	Bonus	1,000,000	1,000,000
	Option acceleration	—	—
	Benefits continuation	6,028	6,028
	Total value	1,506,028	1,506,028
Thomas Alsborg	Salary	—	664,715
	Bonus	—	—
	Option acceleration	—	—
	Benefits continuation	—	27,408
	Total value	—	692,123
Dennis Polk	Salary	—	1,603,340
	Bonus	—	—
	Option acceleration	—	—
	Benefits continuation	—	27,408
	Total value	—	1,630,748
Peter Larocque	Salary	—	2,425,640
	Bonus	—	—
	Option acceleration	—	—
	Benefits continuation	—	34,934
	Total value	—	2,460,574
Simon Leung	Salary	—	305,276
	Bonus	—	—
	Option acceleration	—	—
	Benefits continuation	—	13,704
	Total value	—	318,980

2009 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity-based awards, including the potential dollar amounts realizable with respect to each award.

	Option Awards				Stock Awards(1)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)
Kevin Murai	47,500	102,500	19.41	10/3/2018	—	—
	—	60,000	30.96	9/29/2019	—	—
	—	—	—	—	15,000	424,650
	—	—	—	—	40,000	1,132,400
Thomas Alsborg	26,667	23,333	21.24	3/30/2017	—	—
	2,750	4,750	21.52	1/18/2018	—	—
	1,950	7,050	19.41	10/3/2018	—	—
	—	12,000	30.96	9/29/2019	—	—
	—	—	—	—	4,000	113,240
	—	—	—	—	9,999	283,072
	—	—	—	—	2,000	56,620
	—	—	—	—	2,400	67,944
Dennis Polk	4,167	—	10.00	2/15/2012	—	—
	29,465	—	12.00	8/19/2013	—	—
	49,067	—	16.10	9/27/2014	—	—
	16,667	3,333	17.17	9/20/2015	—	—
	15,417	9,583	23.13	10/18/2016	—	—
	10,417	14,583	20.40	10/2/2017	—	—
	5,417	19,583	19.41	10/3/2018	—	—
	—	17,500	30.96	9/29/2019	—	—
	—	—	—	—	6,500	184,015
	—	—	—	—	1,440	40,766
	—	—	—	—	3,332	94,329
	—	—	—	—	4,999	141,522
	—	—	—	—	6,800	192,508
Peter Larocque	9,750	—	16.10	9/27/2014	—	—
	16,667	3,333	17.17	9/20/2015	—	—
	15,417	9,583	23.13	10/18/2016	—	—
	10,417	14,583	20.40	10/2/2017	—	—
	5,417	19,583	19.41	10/3/2018	—	—
	—	17,500	30.96	9/29/2019	—	—
	—	—	—	—	6,500	184,015
	—	—	—	—	1,440	40,766
	—	—	—	—	3,332	94,329
	—	—	—	—	4,999	141,522
	—	—	—	—	6,800	192,508
Simon Leung	2,333	—	10.00	2/15/2012	—	—
	7,291	—	12.00	8/19/2013	—	—
	12,875	—	16.10	9/27/2014	—	—
	4,167	833	17.17	9/20/2015	—	—
	—	—	—	—	3,000	84,930
	—	—	—	—	360	10,192
	—	—	—	—	1,200	33,972
	—	—	—	—	1,800	50,958
	—	—	—	—	3,200	90,592

(1) All stock awards listed in this table vest as to 20% of the shares on each of the first five anniversaries of the grant date and all option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and the remaining vest monthly thereafter over the remaining four-year period.

Proxy

2009 Option Exercises and Stock Vested Table

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards during the latest fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Kevin Murai	—	—	10,000	197,000
Dennis Polk	—	—	6,474	195,108
Peter Larocque	65,000	953,628	6,474	195,108
Thomas Alsborg	—	—	4,433	91,727
Simon Leung	—	—	2,360	70,722

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amounts reflect the aggregate market value of shares on the vesting date.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Code, may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Defined Contribution Plans

As discussed above, we maintain a deferred compensation plan, which became effective on January 1, 1994. The deferred compensation plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of a specified amount of salary or bonus to which he or she will become entitled in the future. The balance in a participant's account will be distributed in full after the earlier of their termination of employment with us or upon attaining the age of 65. The distribution may be paid in one lump sum or in equal monthly or annual installments over a period not to exceed 15 years. Under certain circumstances, a participant may receive an early distribution in the form of a lump sum payment, subject to certain penalties. As noted above, this plan was amended effective January 1, 2005 to conform with changes required under Section 409A of the Code. As a result, for account balances earned after 2004, distributions to officers upon termination of employment are generally subject to a six-month delay, and accelerated distributions are generally prohibited.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Overview

We have a business relationship with MiTAC International Corporation, or MiTAC International, a publicly-traded company in Taiwan, that began in 1992 when it became our primary investor through its affiliates. As of February 10, 2010, MiTAC International and its affiliates beneficially owned approximately 33.1% of our common stock. In addition, Matthew Miau, one of our directors and our former Chairman of our Board of Directors and a non-executive director from 1992 to December 2008, is also the Chairman of MiTAC International and each of its affiliated entities below. As a result, MiTAC International is generally able to control us and to determine the outcome of all matters submitted to stockholders for consideration, including any merger or acquisition of the company. Among other things, this could have the effect of delaying, deterring or preventing a change of control of the company with the loss of any premium that stockholders otherwise might receive in connection with such a transaction.


Proxy

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International's customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers. In the fiscal year ended November 30, 2009, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $312.4 million. Our sales to MiTAC International and its affiliates in the fiscal year ended November 30, 2009, totaled approximately $2.8 million. Most of these purchases and sales were pursuant to our Master Supply Agreement with MiTAC International and Sun Microsystems, one of our assembly customers.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments.

Accordingly, we negotiate manufacturing, pricing and other material terms on a case-by-case basis with MiTAC International and our contract assembly customers for a given project. While MiTAC International is a related party and a controlling stockholder, we believe that the significant terms under these agreements, including pricing, would not differ in any material way from the terms we could have negotiated with unaffiliated third parties, and we have adopted a policy requiring that material transactions with MiTAC International or its related parties be approved by our Audit Committee, which is composed solely of independent directors. In addition, Mr. Miau's compensation is approved by the Nominating and Corporate Governance Committee, which is also composed solely of independent directors. As MiTAC International's ownership interest in us decreases as a result of sales of our stock and additional dilution, its interest in the success of our business and operations may decrease as well.

We remain dependent on MiTAC International as a contract assembly partner and any change in the pricing or other material terms demanded by MiTAC International could have a material adverse effect on our business, particularly our contract assembly business with Sun Microsystems.

Beneficial Ownership of our Common Stock by MiTAC International

As noted above, MiTAC International and its affiliates in the aggregate beneficially owned approximately 33.1% of our common stock as of February 10, 2010. These are owned by the following MiTAC affiliates:

MiTAC Affiliate	Shares
MiTAC International(1)	6,738,412
Synnex Technology International Corp.(2)	4,689,244
Total	11,427,656

(1) Shares held via Silver Star Development Ltd., a wholly-owned subsidiary of MiTAC International. Excludes 1,038,593 shares (of which 243,088 shares are directly held and 795,505 shares are subject to exercisable options) to Matthew Miau.

(2) Synnex Technology International Corp. (Synnex Technology International) is a separate entity from us and is a publicly-traded corporation in Taiwan. These shares held via Peer Development Ltd., a wholly-owned subsidiary of Synnex Technology International. MiTAC International owns a minority interest in MiTAC Incorporated, a privately-held Taiwanese company, which in turn holds a minority interest in Synnex Technology International.

While the ownership structure of these MiTAC entities is complex, it has not had a material adverse effect on our business in the past, and we do not expect it do so in the future.

During fiscal 2008, we purchased shares of MiTAC International related to the deferred compensation plan of Robert Huang, our then President and Chief Executive Officer and in 2009, we had no such purchases. As of February 10, 2010, the value of the stock acquired was approximately $1,009,422. Except as described herein, none of our officers or directors has an interest in MiTAC International or its affiliates.

Synnex Technology International is a publicly-traded corporation in Taiwan that currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Agreements with MiTAC International

Master Supply Agreement with MiTAC International and Sun Microsystems.

The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999, and we became a party to the agreement on February 12, 2002. On May 16, 2007, we entered into a new Master Supply Agreement to be effective as of May 1, 2007 with Sun Microsystems and MiTAC International. Pursuant to this new agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and, if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under this agreement. As under the prior agreement, we will negotiate manufacturing and pricing terms on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. This agreement has a term of three years and is automatically renewed for one-year periods until terminated in accordance with its terms. Any party may terminate this agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. This agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. We believe that these terms are materially no less favorable to us than the terms we could have negotiated with unaffiliated third parties. In the fiscal year ended November 30, 2009, we paid an aggregate of approximately $252.9 million under this agreement, to MiTAC International. All of our contract assembly services to Sun Microsystems are covered by this agreement. Accordingly, if we were unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems would suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

Other Agreements.

We have entered into several additional agreements with MiTAC International. These agreements do not constitute contracts or obligations by any party to purchase products or services from the other parties, nor do they restrict our ability to conduct our business, except where so noted below. Accordingly, we do not believe that the termination of any of these agreements would have a material adverse effect on our business. Pursuant to these agreements, the terms for contracted services or purchased products are individually negotiated and, if agreed upon by the parties, such terms are included in a purchase order. We believe that the terms of each of these agreements are materially no less favorable to us than the terms we could have negotiated with unaffiliated third parties. In the fiscal year ended November 30, 2009 we paid an aggregate of approximately $59.5 million to MiTAC International under the agreements described below.

Services Agreement with MiTAC International and Hitachi, Ltd. This agreement, dated July 2007, governs contracted configuration-to-order services, warranty services and systems services provided by MiTAC International and us to Hitachi, Ltd. and its affiliates. The agreement has an initial term of three years and will automatically renew for subsequent one year terms. Any party may terminate the agreement upon written notice provided at least 180 days prior to expiration of the then current term.

Services Agreement with MiTAC International. In June 2007, we entered into this services agreement by which we agreed to provide customer service and product support services to MiTAC International end users. The agreement has an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated with or without cause by either party upon 30 days prior written notice of termination to the other party.

Manufacturing Agreement with MiTAC International and Dot Hill Systems Corporation. In January 2007, we entered into this agreement by which MiTAC International and we agreed to manufacture product for Dot Hills Systems. The agreement has an initial term of two years and automatically renews for subsequent one year terms.

Distribution Agreement—Stocking. In October 2006, we entered into a distribution and stocking agreement with MiTAC International. Pursuant to the agreement, we may purchase certain MiTAC International products for distribution in the United States. The agreement had an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 30 days prior written notice of termination to the other party.

Logistical Distribution Agreement. In July 2004, we entered into a logistical distribution agreement with MiTAC International. Pursuant to the agreement, we may purchase certain MiTAC International products for distribution in Canada. The agreement had an initial term of one year and automatically renews for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party.

Joint Sales and Marketing Agreement with MiTAC International. In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party's capabilities to their respective customers who are interested in such product offerings. The agreement had an initial term of one year and automatically renews for subsequent one year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party.

Registration Rights Agreement.

We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities. The holders of an aggregate of 11,427,656 shares of our common stock were entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations, subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the SEC on Form S-3 if proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Compensation for Mr. Robert Huang

In fiscal year ended November 30, 2009, Robert Huang received $400,000 based upon his Chairman of the Board responsibilities and his leadership of our global business services division. Mr. Huang also received a grant of 2,000 shares of restricted stock for his services as a director of SYNNEX, consistent with that received by other directors of our Board. Mr. Huang did not receive any Board of Directors or committee meeting fees. For fiscal year 2010, the Nominating and Corporate Governance Committee approved the same compensation for Mr. Huang. Any future compensation payable to Mr. Huang will be based upon the approval of the Nominating and Corporate Governance Committee, which is composed of disinterested members of the Board of Directors.

Policies and Procedures for Approving Related Person Transactions

We have adopted a policy requiring material transactions relating to related person transactions to be approved by our Audit Committee, which is composed of disinterested members of the Board of Directors.

PROPOSAL 2

APPROVAL OF AMENDMENT TO THE EXECUTIVE PROFIT SHARING PLAN

In December 2009, our Compensation Committee approved an amendment to our Executive Profit Sharing Plan (Profit Sharing Plan), subject to the approval of our stockholders at the Annual Meeting. The following summary of the principal features of the Profit Sharing Plan is qualified by reference to the terms of the Profit Sharing Plan, as amended, a copy of which is available without charge upon stockholder request to Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The amendment to our Profit Sharing Plan has also been filed electronically with the Securities and Exchange Commission together with this Proxy Statement, and can be accessed on the SEC's web site at http://www.sec.gov.

Description of Amendment

The amendment to the Profit Sharing Plan approved by our Compensation Committee and submitted for stockholder approval consists of an increase in the maximum award a participant can receive under the Profit Sharing Plan in any fiscal year from $1.3 million to $2 million. All other material terms of the Profit Sharing Plan remain unchanged. If approved by the stockholders at the Annual Meeting, the amendment will be effective with respect to 2010 bonus awards and thereafter.


Proxy

General

The Profit Sharing Plan was initially adopted by our Compensation Committee in January 2009 and first approved by our stockholders in March 2009, and last amended by our Compensation Committee in December 2009, subject to stockholder approval.

Description of Profit Sharing Plan

The Profit Sharing Plan is designed to qualify as "performance-based" compensation under Section 162(m) of the Code, which requires that the program be subject to stockholder approval. Under Section 162(m), we may not receive a federal income tax deduction for compensation paid to our Chief Executive Officer, Chief Financial Officer or up to three additional executive officers whose total compensation is required to be reported in our Proxy Statement to the extent that any of these persons receives more than $1,000,000 in compensation in the taxable year. However, if we pay compensation that is "performance-based" under Section 162(m), we are generally entitled to a federal income tax deduction for the compensation paid even if such compensation exceeds $1,000,000 in a single year.

Eligibility

Participation in the Profit Sharing Plan is limited to those officers deemed by your Board of Directors to be executive officers under Section 16(b) of the Securities Exchange Act of 1934.

Target bonuses and performance goals

During the first ninety days of each fiscal year, our Compensation Committee will establish in writing specific performance goals for each participant, which must be achieved in order for an award to be earned under the Profit Sharing Plan for that fiscal year. Such performance goals may be based upon any one or more of the following: net income per share, revenue, cash flow, earnings per share, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, sales productivity, sales growth, market segment share or similar financial performance measures as may be determined by the Compensation Committee.

Awards will be payable following the completion of the fiscal year upon certification by our Compensation Committee that we achieved the specified performance goals established for the participant. However, even if we attain the specified performance goals, the Compensation Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to the participant. In no event may a participant receive an award of more than $2 million (including the increase subject to stockholder approval at the Annual Meeting) under the Profit Sharing Plan for any fiscal year. Payment of earned awards will be made in cash within two and one-half months after the end of the fiscal year.

Fiscal Year 2010 Bonuses

For fiscal year 2010, bonuses to executive officers will be based upon the achievement of certain threshold net income per share target performance percentages. Both the threshold net income per share target and the threshold target performance percentages for fiscal year 2010 were increased from fiscal year 2009. Executive officers will not be eligible for bonuses unless we meet or exceed these threshold target performance percentages of the internally established net income per share goal. The actual bonus payable, if the applicable minimum threshold percentage is met, will be paid upon a sliding scale of the target performance percentage actually achieved and dollar limits pre-established by the Compensation Committee for each individual executive officer. In addition, our President and Chief Executive Officer has the discretion to recommend to the Compensation Committee that it increase or decrease bonuses by up to 30% for all other executive officers whose compensation is not subject to the tax deduction limitations of Section 162(m), and that it decrease bonuses by up to 30% for all other executive officers whose compensation is subject to Section 162(m). The following table sets forth the bonuses that would have been paid to our named executive officers in fiscal year 2009 if the fiscal year 2010 performance targets and target percentages were in effect for fiscal year 2009.

New Plan Benefits

Executive Profit Sharing Plan

Name and Position	Dollar Value ($)
Kevin Murai President and Chief Executive Officer	1,218,750
Thomas Alsborg Chief Financial Officer	373,250
Dennis Polk Chief Operating Officer	695,750
Peter Larocque President, US Distribution	864,500
Simon Leung Senior Vice President, General Counsel and Corporate Secretary	159,500
Executive Group	3,311,750
Non-Executive Director Group	—

Fiscal Year 2009 Bonuses

As mentioned above, under the Profit Sharing Plan, executive officers would not have been eligible for bonuses unless we met or exceeded certain threshold target performance percentages of an internally established net income per share goal. As disclosed in our Compensation Discussion and Analysis, threshold target performance percentages for all executive officers were 60%. The maximum bonus for each of our executive officers was based on achieving 120% of our threshold target performance, plus, for any executive officer not subject to the tax deduction limitations of Section 162(m), any recommendation to increase by up to an additional 30%. Except for the initial 60% threshold target performance percentage for the executive officers, the threshold target performance percentages and corresponding bonuses were paid based upon a sliding scale, rather than as cliffs, up to 120%.

Bonuses under the Profit Sharing Plan will be determined based on actual performance, so future actual awards, if any, cannot now be determined. The bonuses paid for fiscal year 2009 under our Profit Sharing Plan to our named executive officers are set forth in the Non-Equity Incentive Plan Compensation column of the 2009 Summary Compensation Table contained elsewhere in this Proxy Statement.

Administration

The Profit Sharing Plan is administered by our Compensation Committee, which is comprised solely of outside directors as defined under Section 162(m) of the Code.

Amendment and Termination of the Profit Sharing Plan

The Profit Sharing Plan may be amended from time to time, in whole or in part, by our Compensation Committee, but no amendment will be effective without stockholder approval if such approval is required to satisfy the requirements of Section 162(m) of the Code.


Proxy

Required Vote

Approval of the amendment to the Profit Sharing Plan requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" approval of the amendment to our Profit Sharing Plan.

Your Board of Directors recommends a vote FOR the approval of the amendment to our Profit Sharing Plan for Section 16(b) Officers.

PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is composed entirely of non-employee independent directors, has selected PricewaterhouseCoopers LLP as independent registered public accountants to audit our books, records and accounts and our subsidiaries for the fiscal year ending November 30, 2010. Your Board of Directors has endorsed this appointment. Ratification of the selection of PricewaterhouseCoopers LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting of Stockholders. If the stockholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of SYNNEX and its stockholders. PricewaterhouseCoopers LLP previously audited our consolidated financial statements during the three fiscal years ended November 30, 2007, 2008 and 2009. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers LLP for the years ended November 30, 2009 and 2008, were as follows:

Services Provided	2009	2008
Audit	$1,842,412	$2,224,472
Audit Related	—	25,086
Tax	43,903	50,454
All Other	1,500	1,500
Total	$1,887,815	$2,301,512

Audit Fees. The aggregate fees billed for the years ended November 30, 2009 and 2008, were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, reviews of our interim consolidated financial statements and services provided in connection with statutory and regulatory filings. The aggregate fees for the year ended November 30, 2008 also included fees in connection with professional services rendered for the issuance of convertible senior notes and assistance in responding to comment letters from the SEC.

Audit Related Fees. The aggregate fees billed for the year ended November 30, 2008 were for professional services rendered relating to due diligence for mergers and acquisitions.

Tax Fees. The aggregate fees billed for the years ended November 30, 2009 and 2008 were for professional services rendered relating to consulting services for state tax audit and related services.

All Other Fees. All other fees billed for the years ended November 30, 2009 and 2008 were for an online accounting research tool subscription.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by PricewaterhouseCoopers LLP and the estimated fees related to these services.

During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountants. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with SEC rules and regulations.

Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Required Vote

Ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting of Stockholders in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your Audit Committee will review its future selection of our independent registered public accountants.

Your Board of Directors recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants.

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2011 Annual Meeting of Stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary no later than October 25, 2010. Proposals we receive after that date will not be included in the Proxy Statement. We urge stockholders to submit proposals by Certified Mail—Return Receipt Requested.

A stockholder proposal not included in our proxy statement for the 2011 Annual Meeting of Stockholders will be ineligible for presentation at the 2011 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary of SYNNEX at the principal executive offices of SYNNEX. Under our Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, us not less than 50 nor more than 75 days prior to the next Annual Meeting of Stockholders; provided, however, that in the event that less than 65 days' notice or prior public disclosure of the date of the next Annual Meeting of Stockholders is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the earlier of (a) the close of business on the 15th day following the day on which such notice of the date of the next Annual Meeting of Stockholders was mailed or such public disclosure was made, whichever first occurs, and (b) two (2) days prior to the date of the next Annual Meeting of Stockholders.

The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting and reasons for conducting such business at the meeting; (b) the name and address, as they appear on our books, of the stockholder proposing such business; (c) the class and number of shares of our securities that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to proxy proposal submission rules of the SEC. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

or through the Commission's Internet web site: www.sec.gov. Request SEC Release No. 34-40018, May 21, 1998.

OTHER MATTERS

Your Board of Directors does not know of any other business that will be presented at the Annual Meeting of Stockholders. If any other business is properly brought before the Annual Meeting of Stockholders, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting of Stockholders, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,

/s/ Simon Leung

Simon Leung
Senior Vice President, General Counsel
and Corporate Secretary

Fremont, California
February 25, 2010

SYNNEX' 2010 Annual Report has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to SYNNEX Corporation at 44201 Nobel Drive, Fremont, California 94538, Attention: Investor Relations. The request must include a representation by the stockholder that as of February 10, 2010, the stockholder was entitled to vote at the Annual Meeting of Stockholders.

Appendix A

AMENDMENT TO
SYNNEX CORPORATION
EXECUTIVE PROFIT SHARING PLAN

In accordance with Section 7 of the SYNNEX Corporation Executive Profit Sharing Plan, as amended (the "Plan"), the Plan is hereby amended, subject to stockholder approval, as follows:

1. The last paragraph of Section 4 of the Plan is hereby amended and restated in its entirety as follows, effective on the date hereof:

"Awards shall be payable following the completion of the applicable fiscal year upon certification by the Committee that the Company achieved the specified performance goals established for the participant. Notwithstanding the attainment by the Company of the specified performance goals, the Committee has the discretion, for each participant, to reduce some or all of an award that would otherwise be paid to such participant. In addition, the Committee has discretion, for each participant who is not a "covered employee" for purposes of Section 162(m) of the Code, to increase some or all of an award otherwise due upon attainment of the specified performance goals. In no event may a participant receive an award of more than $2 million under the Plan for any fiscal year."

To record the amendment of the Plan, SYNNEX Corporation has executed this document this 22nd day of December, 2009.

SYNNEX CORPORATION

By: /s/ Simon Y. Leung

Name: Simon Y. Leung
Title: Senior Vice President,
General Counsel and Corporate Secretary

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Shareholder Information


SYNNEX
CORPORATION

BOARD OF DIRECTORS

Robert Huang
Chairman of Board, SYNNEX Corporation

Matthew Miau
Chairman Emeritus, SYNNEX Corporation

Fred Breidenbach
Chief Executive Officer of FA Breidenbach & Associates LLC and formerly President and Chief Operating Officer of Gulfstream Aerospace Corporation

Kevin Murai
President, Chief Executive Officer and Director, SYNNEX Corporation

Greg Quesnel
Former President, CEO and member of the Board of Directors of CNF, Inc.

Dwight Steffensen
Former Chairman and Chief Executive Officer of Merisel, Inc. and former President and Chief Operating Officer of Bergen Brunswig Corporation

James Van Horne
Emeritus member of the Stanford University Graduate School of Business faculty, formally served as the Director of the MBA Program at Stanford University and as Associate Dean for Academic Affairs

Duane Zitzner
Former Executive Vice President of the Personal Systems Group at Hewlett-Packard Company and former President of the Computing Systems Organization at Hewlett-Packard Company

CORPORATE OFFICERS

Kevin Murai
President and Chief Executive Officer

Peter Larocque
President, U.S. Distribution

Dennis Polk
Chief Operating Officer

Thomas Alsborg
Chief Financial Officer

Simon Leung
Senior Vice President
General Counsel and Corporate Secretary

EXECUTIVE MANAGEMENT

Chris Caldwell
Senior Vice President and General Manager, Global Business Services

Adam Carroll
President, New Age Electronics Division

Charlotte Chou
Senior Vice President, Manufacturing Operations

Peter Coleman
Senior Vice President, HP Enterprise Business

David Dennis
Senior Vice President, HP Product Management

Gary Gulmon
Senior Vice President and Chief Information Officer

Stephen Ichinaga
Senior Vice President and General Manager, Systems Integration Division

Steve Jow
Senior Vice President, Commercial Sales

Pradip Madan
Senior Vice President, Corporate Strategy and Development

Mitchell Martin
President, SYNNEX Canada Limited

Gary Palenbaum
Senior Vice President, Product Management

Timothy Rush
Senior Vice President, Operations

Robert Stegner
Senior Vice President, Marketing, North America

Michael Thomson
Senior Vice President, Partner Advocacy

Fred Towns
Senior Vice President, Sales and Marketing, New Age Electronics Division

T.J. Trojan
Senior Vice President, Product Management

Mike Vaishnav
Senior Vice President, Corporate Controller

Michael Van Gieson
Senior Vice President, Product Management

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, CA

LEGAL COUNSEL

Pillsbury Winthrop Shaw Pittman LLP
Palo Alto, CA

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries: 781-575-3400
www.computershare.com

CERTIFICATIONS

SYNNEX has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

CORPORATE HEADQUARTERS

SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538
510-656-3333

FORM 10-K

A copy of our Form 10-K, filed with the Securities and Exchange Commission, is available upon request by contacting Investor Relations at ir@synnex.com.

STOCK LISTING

New York Stock Exchange Symbol: SNX

ANNUAL MEETING

The annual meeting of stockholders will be held on Monday, March 22, 2010 at 10:00 a.m. at SYNNEX Corporation Headquarters located at 44201 Nobel Drive, Fremont, CA 94538.

INVESTOR RELATIONS

Investor inquiries about SYNNEX may be directed to our Investor Relations Department by e-mail at ir@synnex.com or by telephone at 510-668-3715.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including, but not limited to, statements regarding the benefits of our business model and our services, our outperformance of our industry and the overall market, and the benefits of our acquisitions, which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could cause actual results to differ materially from those in the forward-looking statements can be found in the Company's Form 10-K filed with the Securities and Exchange Commission.


SYNNEX
CORPORATION

Tel: 510-656-3333

www.synnex.com